FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-12568

Banco BBVA Argentina S.A.

(Exact name of Registrant as specified in its charter)

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av., C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item

1.	Financial Statements as of December 31, 2020.

BANCO BBVA ARGENTINA S.A.

FINANCIAL STATEMENTS FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2020

Banco BBVA Argentina S.A.

Financial statements for the fiscal year ended December 31, 2020, comparatively presented.

Consolidated Statement of Financial Position

Consolidated Statement of Income

Consolidated Statement of Other Comprehensive Income

Consolidated Statement of Changes in Shareholders’ Equity

Consolidated Statement of Cash Flows

Notes

Exhibits

Independent auditors’ report on the audit of the consolidated financial statements

Separate Statement of Financial Position

Separate Statement of Income

Separate Statement of Other Comprehensive Income

Separate Statement of Changes in Shareholders’ Equity

Separate Statement of Cash Flows

Notes

Exhibits

Independent auditors’ report on the audit of the separate financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020, 2019 AND 2018
(stated in thousands of pesos)

	Notes and Exhibits	12.31.20	12.31.19	12.31.18

ASSETS
Cash and deposits in banks	7	152,108,615	212,733,025	207,554,883
Cash		62,232,907	63,610,250	32,609,726
Financial institutions and correspondents		89,875,708	149,122,775	174,945,157
Argentine Central Bank (BCRA)		86,184,474	146,352,604	158,126,696
Other in the country and abroad		3,691,234	2,770,171	16,818,461
Other		—	—	—
Debt securities at fair value through profit or loss	8	942,761	5,622,562	15,724,084
Derivatives	9	3,877,749	4,148,248	1,238,597
Repo transactions	10	49,187,908	—	26,934,817
Other financial assets	11	10,044,679	6,385,717	20,201,063
Loans and other financing	12	279,518,977	265,849,846	380,288,688
Non-financial government sector		511	624	434
Argentine Central Bank (BCRA)		6,005	23,695	802
Other financial institutions		1,755,198	6,932,388	20,180,187
Non-financial private sector and residents abroad		277,757,263	258,893,139	360,107,265
Other debt securities	13	120,603,886	61,505,436	49,723,939
Financial assets pledged as collateral	14	17,912,856	8,064,219	9,849,546
Current income tax assets	15 a)	487	35,639	1,789
Investments in equity instruments	16	3,983,733	2,798,861	271,289
Investments in associates	17	1,442,166	1,410,346	3,669,856
Property and equipment	18	33,768,154	35,494,157	35,475,279
Intangible assets	19	1,553,897	1,061,983	1,327,655
Deferred income tax assets	15 c)	4,873,801	3,663,761	—
Other non-finacial assets	20	8,924,786	5,814,688	4,622,082
Non-current assets held for sale	21	225,938	225,938	1,134,970
TOTAL ASSETS		688,970,393	614,814,426	758,018,537

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020, 2019 AND 2018
(stated in thousands of pesos)

	Notes and Exhibits	12.31.20	12.31.19	12.31.18

LIABILITIES
Deposits	22 and Exhibit H	478,223,264	400,236,798	543,485,411
Non-financial government sector		5,628,415	3,999,990	3,235,167
Financial sector		861,653	242,902	615,973
Non-financial private sector and residents abroad		471,733,196	395,993,906	539,634,271
Liabilities at fair value through profit or loss	23	—	790,707	1,449,810
Derivatives	9	188,694	4,183,526	2,884,371
Repo transactions	10	—	—	29,992
Other financial liabilities	24	39,226,721	39,242,734	59,036,566
Financing received from the BCRA and other financial institutions	25	9,626,028	8,371,111	11,576,256
Corporate bonds issued	26	1,168,782	9,964,232	5,180,607
Current income tax liabilities	15 b)	3,721,989	10,986,615	7,699,516
Provisions	27 and Exhibit J	11,474,679	14,631,941	8,330,154
Deferred income tax liabilities	15 c)	39,339	—	4,282,175
Other non-financial liabilities	28	40,543,854	23,135,474	22,657,358
TOTAL LIABILITIES		584,213,350	511,543,138	666,612,216
EQUITY
Share capital	30	612,710	612,710	612,660
Non-capitalized contributions		26,386,814	26,386,814	26,373,566
Capital adjustments		18,640,568	18,640,568	18,640,544
Reserves		86,332,152	59,661,541	36,492,297
Retained earnings		(41,475,929)	(18,972,596)	9,237,586
Other accumulated comprehensive income/(loss)		77,981	(4,916,697)	(13,391)
Income for the year		12,044,577	19,711,386	—	(1)
Equity attributable to owners of the Parent		102,618,873	101,123,726	91,343,262
Equity attributable to non-controlling interests		2,138,170	2,147,562	63,059
TOTAL EQUITY		104,757,043	103,271,288	91,406,321
TOTAL LIABILITIES AND EQUITY		688,970,393	614,814,426	758,018,537

(1) Income for the year as of December 31, 2018, as well as the impact of the implementation of IAS 29, were recognized in Retained Earnings (See Note 5.20).

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 12.31.20	Accumulated as of 12.31.19

Interest income	31	118,955,008	156,367,462
Interest expense	32	(41,098,284)	(65,690,320)
Net interest income		77,856,724	90,677,142
Commission income	33	28,646,952	29,930,539
Commission expenses	34	(16,407,005)	(18,796,269)
Net commission income		12,239,947	11,134,270
Net income from financial instruments at fair value through profit or loss	35	9,347,690	12,573,727
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(2,309,858)	(82,351)
Foreing exchange and gold gains/(losses)	37	6,227,725	14,699,877
Other operating income	38	6,277,589	17,612,729
Loan loss allowance		(9,929,873)	(18,400,987)
Net operating income		99,709,944	128,214,407
Personnel benefits	39	(20,318,947)	(22,676,178)
Administrative expenses	40	(18,819,625)	(19,051,874)
Depreciation and amortization	41	(4,065,981)	(5,728,534)
Other operating expenses	42	(16,420,500)	(29,921,670)
Operating income		40,084,891	50,836,151
Income (loss) from associates and joint ventures		272,881	(28,879)
Gain (loss) on net monetary position		(19,696,415)	(21,116,283)
Income before income tax		20,661,357	29,690,989
Income tax	15c)	(8,629,242)	(9,982,872)
Net income for the year		12,032,115	19,708,117
Net income for the year attributable to:
Owners of the Parent		12,044,577	19,711,386
Non-controlling interests		(12,462)	(3,269)

Notes and exhibits are an integral part of these consolidated financial statements.

EARNINGS PER SHARE
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Accounts	12.31.20	12.31.19

Numerator:
Net income attributable to owners of the Parent	12,044,577	19,711,386
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	12,044,577	19,711,386
Denominator:
Weighted average of outstanding common shares for the year	612,710,079	612,659,638
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,710,079	612,659,638
Basic earnings per share (stated in pesos)	19.6579	32.1735
Diluted earnings per share (stated in pesos) (1)	19.6579	32.1735

(1)	As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	Accumulated as of 12.31.20	Accumulated as of 12.31.19

Net income for the year	12,032,115	19,708,117
Other comprehesive income components to be reclassified to income/(loss) for the year:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(217,228)	(78,370)
	(217,228)	(78,370)
Income or loss on hedge instruments - cash flow hedge
Loss on hedge instruments for the year	—	(33,482)
Income tax	—	8,472
	—	(25,010)
Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the year on financial instruments at fair value through OCI	4,986,931	(6,778,009)
Reclassification adjustment for the year	2,309,858	82,351
Income tax	(2,070,299)	1,889,909
	5,226,490	(4,805,749)
Other comprehensive income components not to be reclassified to income/(loss) for the year:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss on equity instruments at fair value through OCI	(16,378)	(6,682)
Income tax	1,793	—
	(14,585)	(6,682)
Total Other Comprehensive Inome for the year	4,994,677	(4,915,811)
Total Comprehensive Income	17,026,792	14,792,306
Total comprehensive income:
Attributable to owners of the Parent	17,039,255	14,808,080
Attributable to non-controlling interests	(12,463)	(15,774)

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos - Note 3)

	2020
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Retained Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
Restated balances at the beginning of the year	612,710	26,386,814	18,640,568	(5,092,525)	175,828	14,085,292	45,576,249	2,676,623	103,061,559	2,147,562	105,209,121
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 (See Note 5.4.f)	—	—	—	—	—	—	—	(1,937,833)	(1,937,833)	—	(1,937,833)
Adjusted balance at the beginning of the year	612,710	26,386,814	18,640,568	(5,092,525)	175,828	14,085,292	45,576,249	738,790	101,123,726	2,147,562	103,271,288
Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	12,044,577	12,044,577	(12,462)	12,032,115
- Other Comprehensive Income for the year	—	—	—	5,226,491	(231,813)	—	—	—	4,994,678	(1)	4,994,677
Difference derived from the impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. Group “C” financial institutions	—	—	—	—	—	—	—	—	—	3,071	3,071
- Distribution of Unappropriated retained earnings as per Shareholders'
Resolution dated May 15, 2020 (Note 30)
Legal reserve	—	—	—	—	—	8,442,944	—	(8,442,944)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	(3,063,448)	—	(3,063,448)	—	(3,063,448)
Optional reserve	—	—	—	—	—	—	33,771,775	(33,771,775)	—	—	—
- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated November 20, 2020 (Note 30)
Cash dividends (2)	—	—	—	—	—	—	(12,480,660)	—	(12,480,660)	—	(12,480,660)
Balances at fiscal year end	612,710	26,386,814	18,640,568	133,966	(55,985)	22,528,236	63,803,916	(29,431,352)	102,618,873	2,138,170	104,757,043

(1) It represents $ 5 per share
(2) It represents $ 20.37 per share

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(stated in thousands of pesos)

	2019
	Share Capital	Non-capitalized contributions		Other Comprehensive Income		Retained Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Total equity attributable to non-controlling interests	Total
Restated balances at the beginning of the year	612,660	26,373,566	18,640,544	(286,776)	273,385	10,058,536	26,433,761	9,525,916	91,631,592	63,059	91,694,651
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 (See Note 5.4.f)	—	—	—	—	—	—	—	(288,330)	(288,330)	—	(288,330)
Adjusted balance at the beginning of the year	612,660	26,373,566	18,640,544	(286,776)	273,385	10,058,536	26,433,761	9,237,586	91,343,262	63,059	91,406,321
Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	19,711,386	19,711,386	(3,269)	19,708,117
- Other Comprehensive Income for the year	—	—	—	(4,805,749)	(97,557)	—	—	—	(4,903,306)	(12,505)	(4,915,811)
- Distribution of Unappropriated retained earnings as per Shareholders'
Resolution dated April 24, 2019
Legal reserve	—	—	—	—	—	4,026,756	—	(4,026,756)	—	—	—
Cash dividends (1)	—	—	—	—	—	—	—	(5,040,938)	(5,040,938)		(5,040,938)
Special statutory reserve due to application of IFRS	—	—	—	—	—	—	8,076,402	(8,076,402)	—	—	—
Optional reserve	—	—	—	—	—	—	11,066,086	(11,066,086)	—	—	—
- Acquisition of control over subsidiaries (Note 45)	—	—	—	—	—	—	—	—	—	2,112,360	2,112,360
- Shares pending issuance (2)	50	13,248	24	—	—	—	—	—	13,322	—	13,322
- Merger of BBVA Francés Valores S.A. into the Bank	—	—	—	—	—	—	—	—	—	(12,083)	(12,083)
Balances at fiscal year end	612,710	26,386,814	18,640,568	(5,092,525)	175,828	14,085,292	45,576,249	738,790	101,123,726	2,147,562	103,271,288

(1) It represents $ 8.23 per share.
(2) Issue of 50,441 book-entry common shares of $1 par value each and entitled to one (1) vote per share, undergoing registration proceedings before the Superintendence of Corporations (IGJ). See Note 30.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Accounts	12.31.20	12.31.19
Cash flows from operating activities
Income before income tax	20,661,357	29,690,989
Adjustment for total monetary income for the year	19,696,415	21,116,283
Adjustments to obtain cash flows from operating activities:	3,078,436	778,763
Depreciation and amortization	4,065,981	5,728,534
Loan loss allowance	9,929,873	18,400,987
Effect of foreign exhange changes on cash and cash equivalents	(10,467,407)	(20,877,737)
Income/(Loss) from the sale of Prisma Medios de Pagos S.A.	—	(5,202,019)
Income/(Loss) from put option taken - Prisma Medios de Pagos S.A.	(497,000)	(932,562)
Other adjustments	46,989	3,661,560
Net increases from operating assets:	(267,494,938)	(40,814,274)
Debt securities at fair value through profit or loss	(20,714,774)	7,182,916
Derivatives	767,274	(2,813,530)
Repo transactions	(49,187,908)	17,016,260
Loans and other financing	(105,765,744)	(16,438,207)
Non-financial government sector	113	(482)
Other financial institutions	(3,876,504)	3,866,013
Non-financial private sector and residents abroad	(101,889,353)	(20,303,738)
Other debt securities	(59,932,804)	(48,455,982)
Financial assets pledged as collateral	(12,608,935)	(2,294,292)
Investments in equity instruments	(1,653,527)	(3,406,378)
Other assets	(18,398,520)	8,394,939
Net increases from operating liabilities:	226,811,203	52,041,116
Deposits	209,279,600	46,405,430
Non-financial government sector	1,628,425	2,433,722
Financial sector	1,603,853	(50,417)
Non-financial private sector and residents abroad	206,047,322	44,022,125
Liabilities at fair value through profit or loss	(790,707)	(21,674)
Derivatives	(3,995,057)	3,129,069
Repo transactions	—	(29,992)
Other liabilities	22,317,367	2,558,283
Income tax paid	(16,263,579)	(2,176,539)
Total cash flows (used in) / generated by operating activities	(13,511,106)	60,636,338

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Accounts	12.31.20	12.31.19
Cash flows from investing activities
Payments:	(3,000,214)	(4,081,506)
Purchase of property and equipment, intangible assets and other assets	(2,821,267)	(4,081,506)
Other payments related to investing activities	(178,947)	—
Collections:	622,862	3,925,676
Sale of investments in equity instruments	—	3,392,851
Acquisition of control over subsidiaries or other businesses (Note 45)	—	350,930
Other collections related to investing activities	622,862	181,895
Total cash flows used in investing activities	(2,377,352)	(155,830)
Cash flows from financing activities
Payments:	(12,566,497)	(13,972,988)
Dividends	—	(5,040,938)
Non-subordinated corporate bonds	(11,529,041)	(7,831,771)
BCRA	(3,029)	—
Leases	(1,034,427)	(1,100,279)
Collections:	5,460,630	9,297,791
Non-subordinated corporate bonds	2,428,723	7,902,756
BCRA	—	7,404
Loans from local financial institutions	3,031,907	1,387,631
Total cash flows used in financing activities	(7,105,867)	(4,675,197)
Effect of exchange rate changes on cash and cash equivalents	10,467,407	20,877,737
Gain/loss on net monetary position of cash and cash equivalents	(48,097,492)	(71,504,906)
Total changes in cash flows	(60,624,410)	5,178,142
Restated cash and cash equivalents at the beginning of the year (Note 7)	212,733,025	207,554,883
Cash and cash equivalents at fiscal year-end (Note 7)	152,108,615	212,733,025

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(Stated in thousands of pesos)

1.	General information
1.1.	Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 247 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2020.

These consolidated financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group "C" financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 until fiscal years beginning on or after January 1, 2022, as stated in Note 2 to these consolidated financial statements.

The Entity's subsidiaries are listed below:

– BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds.

– Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

– PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

– Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity's stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2.	Economic context

The Bank continues to operate in a complex economic context, signaled by the persistence of high levels of inflation along with a sharp drop in activity levels, amidst the ongoing health emergency. This scenario is accompanied by volatile financial variables, including, among others, a country risk indicator which has increased after the successful renegotiation of the sovereign debt, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, putting off the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink). Furthermore, by means of Decree No. 49/2019 dated December 19, 2019, the Argentine Government put off the repayment of US-dollar denominated Treasury Bills until August 31, 2020.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency until December 31, 2020.

The Economic Emergency Law has also put off until December 31, 2021 the reduction in the income tax rate (see Note 15) and the application of 2017 Fiscal Covenant, which established a gradual decrease in turnover tax until December 31, 2020.

In addition, Decree No. 141/2020 dated February 11, 2020 rolled over the repayment of Argentina's dual currency bonds due in 2020 (“Bonos de la Nación Argentina en Moneda Dual Vencimiento 2020”) to September 30, 2020, while interrupting the accrual of interest on such instruments. Furthermore, Decree No. 346/2020 dated April 5, 2020 mandated the deferral of principal and interest payments on Argentina's sovereign debt in the form of US dollar-denominated securities issued under Argentine law until December 31, 2020, or until such other earlier date as the Ministry of Economy may determine from time to time, considering the progress made and the execution of the process to restore Argentina's public debt sustainability.

As mentioned in the preceding paragraph and pursuant to Decrees Nos. 141/20 and 193/20, on July 17, 2020, the Bank exchanged US dollar-denominated Lelinks with a nominal value of 224,675,000, the original maturity of which (December 4, 2019) had been extended, for the following securities:

-	Argentine Treasury bonds in pesos adjusted by CER + 1.4% due March 25, 2023 (BONCER 2023) with a nominal value of 2,675,346,340, with interest payable semi-annually and principal repayable in full upon maturity; and

-	Argentine Treasury bonds in pesos adjusted by CER + 1.5% due March 25, 2024 (BONCER 2024) with a nominal value of 6,240,472,351, with interest payable semi-annually and principal payable in full upon maturity.

The bonds received in exchange are measured at fair value through OCI.

On the other hand, the government, by means of Decree N° 391/2020 dated April 21, 2020, provided for the restructuring of Argentine Government Securities issued under foreign law by means of an invitation to exchange such securities, which would expire on May 8. After extending the offer term by means of Resolutions Nos. 221/2020 and 350/2020 issued by the Ministry of Economy, and with the approval of an amendment dated April 21, 2020 through Decree No. 582/2020 dated July 7, 2020, the results of the restructuring of debt securities issued under foreign law were finally announced on August 31, 2020, achieving 99.01% adherence by eligible securities.

On September 4, 2020, the Ministry of Economy announced the results of its public debt exchange under local law. The local debt exchange offer involved 29 securities (including Letes, Bonar, Par, Discount, Lelink, Dual Bonds, Bontes). Holders were offered new securities, including US dollar-denominated and CER-adjusted Argentine peso-denominated bonds. Holders of instruments denominated and payable in US dollars (such as Letes, Bonars, Par and Discount) could exchange them for new US dollar-denominated step-up securities under Argentine law, due in 2030, 2035, 2038 and 2041, pursuant to the terms of the offer.

As of December 31, 2020, the Entity does not have securities affected by these measures.

As regards foreign exchange matters, on September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. In addition, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA's previous consent will be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal or interest) over three business days before their due date. Then, on December 30, 2019, the BCRA issued Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019. As of the date of these financial statements, the BCRA issued further regulations imposing new restrictions to access the exchange market.

1.3.	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation across more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities, other than those deemed essential (i.e., heath, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. Finally, on March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing measures, subsequently extended until March 12, 2021 for people residing in or moving around urban agglomerations and districts or provinces, to the extent they meet the epidemiological and health parameters therein set forth.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)	eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the financial system's debtors classification and allowance assessment, according to the BCRA's rules and regulations;
b)	restrictions on positions held by entities in Bills issued by the BCRA (LELIQs);
c)	credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages;
d)	extension of the payment term of credit card outstanding balances;
e)	suspended hikes in installments and adoption of a convergence plan for mortgage and pledge loans adjustable by UVA subject to Executive Decrees Nos. 319/2020 and 767/2020;
f)	suspended hikes in fees and commissions from February 19, 2020, for a term of 180 days; and hikes from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user, and they shall only be applied 60 days after the users have been informed. This implies that the nearest effective date for these increases will be early February 2021;
g)	ceiling rates on credit card financing arrangements and floor rates on time deposits;
h)	new credit facilities at a subsidized interest rate of 24%, including a special tranche for Argentine-sourced capital goods and minimum requirements for companies which had no access to bank loans;
i)	implementation of corporate loans at subsidized interest rates under the Employment and Production Emergency Assistance Program, which interest rates are determined considering the year-on-year changes in the company’s turnover, and zero-interest rate credit facilities in pesos for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities; and
j)	new scheme of financing line for productive investments of MSMEs that Group “A” financial institutions are required to maintain from October 16, 2020 to March 31, 2021, for financing of investment projects, working capital and discount of deferred checks and other notes, and other special cases with maximum rates ranging from 30% to 35% and maximum terms ranging from 24 to 36 months, depending on the allocation of funds.

In addition, the distribution of profits by financial institutions was suspended until June 30, 2021.

The events described in the preceding Notes 1.2. and 1.3. impact the Entity's operations, while also affecting the calculation of expected losses under IFRS 9 and the valuation of debt instruments issued by the public sector, by decreasing the financial margin and restricting the Entity's ability to charge fees and commissions on certain activities.

As of December 31, 2020, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficiencies in these ratios being expected for the following twelve months.

The Entity's management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

As of the date of issuance of these financial statements, these events have not had any significant impact on the Entity’s financial position, the results of its operations and/or its cash flows. Management estimates that, if at least current activity levels are maintained, they will not have a significant impact in the future either.

2.	Basis for the preparation of the Financial Statements

These financial statements as of December 31, 2020 were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2020 and December 31, 2019 would have been reduced by 4,428,158 and 4,915,950, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,079 and 7,415,681 as of December 31, 2020 and 2019, respectively.

d)	Registration of exchanged debt securities of the government sector

By means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value as of that date of the instruments delivered in replacement thereof (Note 6.1.). According to the IFRS, these instruments should be accounted for at fair value, recognizing in profit or loss the difference with the carrying value of the instruments delivered. Had the IFRS been applied, the effect would not have been material.

The exceptions described above imply a deviation from IFRS.

The significant accounting policies applied by the Entity are described in Note 5 to these consolidated financial statements.

Furthermore, the BCRA, through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

In compliance with Communication "A" 6868 and supplementary rules issued by the BCRA, the Entity presents for comparative purposes a third Statement of Financial Position at the beginning of the immediately preceding period (December 31, 2018).

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. as of March 9, 2021.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

As mentioned in Note 5.20. Adoption of IAS 29, the Entity presents all the periods reflected in these financial statements in constant currency as of December 31, 2020.

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, Management has to make judgments, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not readily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1. Judgments

The information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 5 “Significant accounting policies” under the following headings:

-	Note 5.1. – Determination of the “Basis of consolidation” regarding the existence of control of other entities
-	Note 5.4.b) – “Classification of financial assets”
-	Note 5.4.f) – “Impairment of financial assets”
-	Note 5.17. – “Contracts containing a lease”

4.2. Assumptions and estimation of uncertainties

Information about assumptions and estimation of uncertainties that have a significant risk of resulting in a material adjustment to these consolidated financial statements is included in the following notes:

•	Note 43 b.3) – “Valuation techniques for Levels 2 and 3”
•	Nota 5.12 – “Provisions”, regarding the likelihood and scope of outflow of resources
•	Notes 11, 12 and 13 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets
•	Note 15 – “Income tax,” regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be used.

4.3 Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques giving the highest priority to relevant market inputs and the lowest priority to unobservable inputs. The choice of a valuation technique includes all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the valuation techniques, as follows:

•	Level 1: quoted prices in active markets (unadjusted) for identical assets or liabilities.
•	Level 2: valuation models using observable market data as significant inputs.
•	Level 3: valuation models using unobservable market data as significant inputs.
5.	Significant accounting policies

The Group has consistently applied the following accounting policies for the fiscal years presented in these consolidated financial statements.

These financial statements for the fiscal year ended December 31, 2020 have been prepared pursuant to the financial reporting framework set forth by the BCRA.

5.1. Basis of consolidation:

a) Subsidiaries:

Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. At each period-end, the Group reassesses whether it has control upon changes to one or more of the elements of control.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Except as mentioned in the following paragraph, the financial statements of subsidiaries were prepared as of the same dates and for the same fiscal years as those of Banco BBVA Argentina S.A., consistently applying accounting policies in line with those the Bank relies on.

In the case of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A., the financial statements were prepared taking into account the financial reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider paragraph 5.5 “Impairment” of IFRS 9.

b) Non-controlling interest

Non-controlling interests are the portion of profit or loss and shareholders’ equity which do not belong to the Group and are disclosed as a separate line in the Consolidated Statement of Income, the Statement of Other Comprehensive Income, Statement of Financial Position and Statement of Changes in Shareholders’ Equity.

c) Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 54). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case by case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

d) Mutual funds

The Group acts as fund manager in various mutual funds (see Note 55). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. In cases where the economic interest is less than 37%, the Group concludes it acts as an agent for the investors and therefore does not consolidate those mutual funds.

e) Loss of control

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, as well as any related non-controlling interest and other components of equity.

Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

f) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

g) Business combinations

The Group accounts for business combinations using the acquisition method, when control is transferred to the Group. Generally, the consideration transferred upon a business acquisition is measured at fair value, similarly to the net identifiable assets acquired. The Group also relies on the acquisition method to account for business combinations with no consideration transferred. Goodwill is tested for impairment on an annual basis. Any income from the acquisition under too favorable conditions is charged to income. Transactions costs are accounted for as expenses when incurred, except for those related to the issuance of debt or equity instruments.

5.2. Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “Foreign exchange and gold gains/ (losses)”.

5.3. Cash and deposits in banks

The item “Cash and cash equivalents” includes cash and unrestricted balances kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

Cash and cash equivalents are booked at amortized cost in the Consolidated Statement of Financial Position.

5.4. Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at the date of origination. All other financial instruments (including ordinary purchases and sales of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part of the instrument’s contractual provisions.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest income" in the Consolidated Statement of Income.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value at initial recognition.

However, if the Group determines that the fair value at initial recognition is different from the consideration received or paid, when the level of the fair value is hierarchy is 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the level of the fair value hierarchy at initial recognition is 3, the difference between the fair value and the consideration is deferred over the term of the instrument.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions:

1.	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, and
2.	The contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

A financial asset is measured at fair value through OCI if it meets both of the following conditions:

•	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest.”

On initial recognition of an equity instrument that is not held for trading, the Group may, for each individual instrument, present subsequent changes in fair value in OCI.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

Assessment of the business model

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

•	the stated policies and objectives for the portfolio and the implementation of those policies. In particular, whether Management focuses on revenues derived from contractual interest;
•	how the performance of the portfolio is assessed and reported to Management;
•	the risks that affect the performance of the business model and how those risks are managed;
•	how managers of the portfolio are compensated – e.g. whether compensation is based on the fair value of the assets managed or the cash flows collected; and
•	the frequency, volume and timing of sales in prior periods, the reasons for such sales and future sales projection. However, information about sales levels is not considered in isolation, but as part of an overall assessment of how the Group sets its financial asset management objectives.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

Assessment on whether cash flows are “solely payments of principal and interest”

In the assessment on whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risks associated with the outstanding principal amount. This includes assessing whether the financial asset contains contractual terms that could change the timing or amount of contractual cash flows such that it would not meet this condition.

In performing such assessment, the Group considers:

-	contingent events that would change the amount and timing of cash flows;
-	leverage of functions;
-	early payment terms and extensions;

-	terms that restrict the Bank's rights in cash flows from specific assets; and
-	functions that modify the consideration of the time value of money (for instance, interest rate periodical reset).

Reclassifications

Financial assets are not reclassified after their initial recognition, except for a change in the Group's business models. Financial liabilities are not reclassified.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Financial instruments held for trading and derivatives are measured at fair value through profit or loss.

Financial liabilities held for trading have been acquired or incurred primarily to be sold or repurchased in the short term, or are held as part of a portfolio which is jointly managed to make short-term profits or to take positions. Trade liabilities are initially recognized and then measured at fair value in the consolidated statement of financial position, with transaction costs being recognized through profit or loss. Changes in fair value are recognized through profit or loss as part of the net revenues from trading.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method and is accounted for in the line "Interest expenses" in the Consolidated Statement of Income.

d) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received and any recognized balance in OCI is recognized in profit or loss.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. When an existing financial liability is replaced with another from the same borrower under significantly different conditions, or the conditions are substantially modified, said replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between both is recognized in profit or loss.

e) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment adjustments (doubtful accounts).

f) Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected credit loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, temporarily excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions effective since fiscal years beginning on January 1, 2020, with retroactive effects. The impact of the change in accounting policy is recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date.

Below is a description of the accounting policy applied in preparing these financial statements and before:

Since January 1, 2020

The Bank recognizes an allowance for loan losses based on the expected credit loss model, for the following financial instruments which are not measured at fair value through profit or loss:

•	financial assets that are debt instruments,
•	lease receivables,
•	financial guarantee contracts, and
•	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The Bank measures the allowance for loan losses as the expected credit losses for the following 12 months on financial instruments (other than lease receivables) which have not experienced a significant increase in credit risk since initial recognition. The expected credit losses for the following 12 months represent the portion of expected credit losses resulting from a default event on a financial instrument which is likely to occur within 12 months after the reporting period end.

As for the rest, the Bank measures the allowance for loan losses at an amount equal to the expected credit losses throughout the instrument lifetime.

An allowance for loan losses related to lease receivables is always measured at an amount equal to the expected credit losses throughout the instrument lifetime.

Measurement of expected credit losses (ECL)

ECLs are a weighted average, which is calculated by considering:

•	financial assets that are not impaired at the reporting period end: the present value of the difference between cash flows owing to the Bank calculated on the basis of contractual terms, and the cash flows the Bank expects to receive;
•	financial assets that are impaired at the reporting period end: it is the difference between the carrying amount (before allowances) and the estimated present value of future cash flows;
•	undisbursed loan commitments: the present value of the difference between contractual cash flows if the Bank grants a loan, and the cash flows the Bank expects to receive;
•	financial guarantee contracts: payments expected to be reimbursed to the guarantee holder, net of any amount the Bank expects to recover.

Restructured financial assets

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced with another one as a consequence of debtor's financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

•	If the expected restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset are considered.
•	If the expected restructuring results in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Impaired financial assets

At each reporting period end, the Bank assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

•	borrower's or issuer's significant financial distress,
•	contractual breach,
•	restructuring of a loan under conditions the Bank would not otherwise agree to,
•	when borrower is likely to go into bankruptcy or other form of financial reorganization, or
•	disappearance of an active market for a security due to issuer's financial distress.

A loan that was renegotiated due to an impairment in borrower's credit status is usually deemed impaired, unless objective evidence exists that the risk of not receiving contractual cash flows has decreased, with no other evidence of impairment. In addition, a consumer loan over 90 days past due is deemed impaired.

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

•	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the Statement of Financial Position.
•	Financial assets measured at fair value through OCI: no allowance is recognized in the Statement of Financial Position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.
•	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities in the Statement of Financial Position.

Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery.

Prior to January 1, 2020

Prior to January 1, 2020, the Entity recognized the impairment of financial assets according to Communication “A” 2950, as amended, issued by the BCRA. As mandated by such regulation, the Bank was required to:

•	classify debtors based on their “status” pursuant to the guidelines of the BCRA, and
•	recognize an allowance for loan losses based on a schedule that indicates the percentage rates to be accrued for, taking into consideration debtor's standing and guarantees in force.

The BCRA required that customers within the “commercial portfolio” be analyzed and classified on an individual basis. The commercial portfolio included loans exceeding an amount set forth by the BCRA, with repayment being related to the course of customer's productive or business activity. The assessment of debtor's repayment capacity was based on financial flows estimated on the basis of updated financial information and industry parameters, taking into consideration other circumstances of the business activity.

The “consumer portfolio”, in turn, was analyzed globally, and debtors were classified based on the days in arrears. The consumer portfolio included consumer loans, housing loans and loans up to an amount set forth by the BCRA.

Increases in the allowance for loan losses related to “Loans and other financing” were recognized in “Loan loss allowances” in the consolidated Statement of Income.

Effect of the change in accounting policy

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at the transition date (January 1, 2019) is shown below:

Description	As per financial statements as of December 31, 2018	As per financial statements as of December 31, 2018 restated in currency as of December 31, 2020	Effect of change in accounting policy (1)	As of January 1, 2019 - modified balances

Other financial assets	84,321	176,592	—	176,592
Loans and other financing	4,258,239	8,917,958	(335,289)	8,582,669
Other financial institutions	85,488	179,036	(108,909)	70,127
Non-financial private sector and residents abroad	4,172,751	8,738,922	(226,380)	8,512,542
Overdraft	110,147	230,679	133,632	364,311
Instruments	1,164,674	2,439,157	(1,927,283)	511,874
Mortgage loans	99,518	208,419	(80,718)	127,701
Pledge loans	44,250	92,672	(40,891)	51,781
Consumer loans	808,085	1,692,359	21,211	1,713,570
Credit cards	1,359,528	2,847,236	414,268	3,261,504
Finance leases	47,227	98,907	(12,283)	86,624
Other	539,322	1,129,493	1,265,684	2,395,177
Other debt securities	1,314	2,752	(151)	2,601
Contingent commitments	1,483	3,106	747,336	750,442

Total	4,345,357	9,100,408	411,896	9,512,304

(1) The effect of change in the accounting policy does not include the impact of the deferred income tax:
- Impact of the deferred income tax	(123,566)
- Total	288,330

The effect of the change in the accounting policy on the assessment of the impairment of financial assets as at January 1, 2020 is shown below:

Description	As per financial statements as of December 31, 2019	As per financial statements as of December 31, 2019 restated in currency as of December 31, 2020	Effect of change in accounting policy (1)	As of January 1, 2020 - modified balances

Other financial assets	2,162,652	2,944,245	(2,636,145)	308,100
Loans and other financing	8,329,232	11,339,458	4,172,616	15,512,074
Other financial institutions	37,174	50,609	115,503	166,112
Non-financial private sector and residents abroad	8,292,058	11,288,849	4,057,113	15,345,962
Overdraft	107,287	146,061	738,791	884,852
Instruments	2,822,022	3,841,915	(2,595,667)	1,246,248
Mortgage loans	147,239	200,452	(7,510)	192,942
Pledge loans	207,012	281,827	(15,551)	266,276
Consumer loans	1,244,638	1,694,456	147,420	1,841,876
Credit cards	2,409,126	3,279,796	1,335,906	4,615,702
Finance leases	89,627	122,019	54,640	176,659
Other	1,265,107	1,722,323	4,399,084	6,121,407
Other debt securities	784	1,067	(136)	931
Contingent commitments	925	1,259	1,232,001	1,233,260

Total	10,493,593	14,286,029	2,768,336	17,054,365

(1) The effect of change in the accounting policy does not include the impact of the deferred income tax:
- Impact of the deferred income tax	(830,503)
- Total	1,937,833

Accounting policy applicable to Group "C" financial institutions (consolidated subsidiaries PSA and VWFS)

As mentioned in Note 2 to these financial statements, the BCRA issued Communication “A” 6938 — which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 “Impairment” of IFRS -9 until the fiscal years beginning on or after January 1, 2022 for Group "C" financial institutions. Therefore, such financial institutions still apply the model for recognizing loan losses from financial assets established by the BCRA by way of Communication “A” 2950, as amended.

g) Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and their net amount is disclosed in the Consolidated Statement of Financial Position if, and only if, the Group has a legally enforceable right to offset the amounts recognized and the intention to settle them on a net basis, or the intention to realize the asset and settle the liability simultaneously.

Revenues and expenses are disclosed on a net basis only to the extent permitted by the IFRS, or otherwise to reflect profits or losses arising from a group of similar transactions.

5.5. Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. Significant influence is presumed to exist when the Bank holds between 20 and 50 percent of the voting power of another entity. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the net assets, rather than over the assets and liabilities, of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

When the Group's share of losses exceeds its interest in an associate accounted for under the equity method, the carrying amount of such interest, including long-term investments, is written down to zero, without recognizing additional losses, except to the extent the Group has an obligation or has made payments on behalf of the investee.

5.6. Property and equipment

Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

If significant parts of a property and equipment item have different useful lives, such parts are recognized as separate items (main components) of property and equipment.

Gains or losses from the disposal of a property and equipment item are carried at net amounts under Other income in the Statement of Income.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group. Repairs and maintenance in progress are recognized in profit or loss as incurred.

Depreciation is calculated using the straight-line method during the estimated useful lives of the assets and is recognized in the Consolidated Statement of Income under “Depreciation and impairment.” The estimated useful lives of significant property and equipment items are as follows:

-	Buildings: as reported in the technical appraisal as of January 1, 2017
-	Furniture and facilities: 10 years
-	Equipment: 3-5 years
-	Vehicles: 5 years

Depreciation methods and useful lives are reviewed at each reporting date and adjusted prospectively, if necessary.

As a non-monetary asset, this item was adjusted for inflation.

5.7. Intangible assets

Intangible assets include the information systems costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent disbursements related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss as incurred.

Information systems are amortized using the straight-line method over their estimated useful life of 5 years, and their amortization is recognized in “Depreciation and amortization” in the Consolidated Statement of Income.

Amortization methods, as well as the useful life assigned are reviewed at each reporting date and adjusted prospectively, if applicable.

As a non-monetary asset, this item was adjusted for inflation.

5.8. Goodwill

The goodwill arising from the acquisition of subsidiaries is measured at cost, net of accumulated impairment losses. Goodwill is not amortized but is annually tested for impairment. The cash generating unit to which the goodwill has been allocated is tested for impairment (including goodwill), at least, on an annual basis or more frequently when there are indications of impairment.

5.9. Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating as intended by Management.

Any gain or loss from the disposal of investment property (calculated as the difference between net revenues from the disposal and the carrying amount of the item) is recognized in profit or loss.

When the use of a given property changes such that it is reclassified to property and equipment, its fair value as of the reclassification date becomes the cost at which the asset will be subsequently recognized. As a non-monetary asset, this item was adjusted for inflation.

b) Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss.

5.10. Non-current assets held for sale

Non-current assets are classified as held for sale, if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within 12 months following the date of their classification as such.

These assets or group of assets is generally measured at the lower of their carrying amount and their fair value less the cost of disposal.

When a property and equipment item is classified as “non-current assets held for sale,” depreciation is no longer applied.

5.11. Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset's recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating cash inflows from their continuous use, which are largely independent of the cash inflows from other assets or other cash generating units (CGU). The business goodwill acquired in business combinations is distributed to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the higher of its value in use and its fair value less the cost to sell. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its carrying amount is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

5.12. Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle such obligation.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group's external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

The provisions recognized by the Group are reviewed at each reporting date and are adjusted to reflect the best estimate available.

5.13. Personnel benefits

a) Short-term personnel benefits

Short-term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation to do so, as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long-term personnel benefits

The Group's obligation in relation to long-term personnel benefits is equivalent to the amount of the future benefit the employees have earned in exchange for services provided during the reporting and prior periods. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are accounted for as an expense when the Group can no longer withdraw the offer of those benefits or when the Group recognizes restructuring costs, whichever happens first. If no benefits are expected to be settled in full within the 12 months subsequent to the reporting date, then such benefits are discounted.

5.14. Share capital

Incremental transaction costs directly attributable to the issuance of common shares are recognized as a reduction in the contributions received, net of the related income tax.

5.15. Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

The “amortized cost” of a financial asset or liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus cumulative amortization, using the effective interest method of any difference between the initial amount and the amount at maturity and, for financial assets, adjusted for any expected credit loss allowance. The “gross carrying amount of a financial asset” is the amortized cost of a financial asset before adjustments to reflect the allowance for expected credit losses.

In calculating interest income and expenses, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit impaired) or to the amortized cost of the liability.

However, for credit-impaired financial assets after initial recognition, interest income is calculated applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit impaired, then interest income is again calculated on a gross basis.

Interest income and expenses presented in the Consolidated Statement of Income include interest on:

•	financial assets and liabilities measured at amortized cost; and
•	financial assets measured at fair value through OCI.

5.16. Commission income and expenses

This item includes commission income from transactions with customers, primarily related to maintenance and administration commissions in respect of checking accounts, savings accounts, credit cards, custody of securities and exchange transactions.

Commissions, fees and similar items that are part of a financial asset or liability's effective interest rate are included in the measurement of the effective interest rate.

The breakdown of commission income is presented in Note 33 to these financial statements.

The Bank has a benefit program in place, whereby Latam Airlines miles are credited to enrolled customers. Since the obligation accrues when each eligible transaction is made by the customer (when the Group has the obligation to credit the miles to the customer and pay the equivalent amount to the airline), and the program is fully managed by that airline, once the miles are credited, the Bank has no further obligation related to the redemption of such miles.

All other commission income items, including service, mutual funds management, and loan syndication fees, and sales commissions, are recognized when the related service is rendered.

5.17. Leases

As of January 1, 2019, the Group has adopted IFRS 16 “Leases.” Said standard supersedes IAS 17 “Leases” and was adopted by the BCRA through Communication “A” 6560.

IFRS 16 introduces a single lessee accounting model, requiring that lessees recognize the asset related to the Right of use of the leased asset and a Lease liability representing the obligation to make lease payments. The Entity has opted to apply the exceptions related to the recognition of short-term leases and leases where the underlying asset is of low value.

As to the lessor's accounting, IFRS 16 substantially keeps the requirements of IAS 17. Therefore, lessors continue classifying leases as operating or finance, and each of them is recognized differently.

The Group has opted to apply the modified retrospective method whereby the Right of use and the Lease liability determined as of January 1, 2019 (transition date) are recognized. The Lease liability is determined as the current amount of future payments agreed, discounted at the Group’s incremental borrowing rate as of such date. Besides, the Group has opted to measure the Right of use as of the transition date for an amount equivalent to the Lease liability as of such date. Accordingly, the transition to IFRS 16 did not result in an adjustment to Accumulated income/(loss) as of the transition date.

As a result of the aforementioned change, the Group recognizes the Right of use as an asset and the Lease liability as a liability, mainly related to the leases of offices in its branch network (Note 29).

As of December 31, 2020, the Entity has not entered into agreements related to variable lease payments. As of such date, there are no leases that have not yet commenced, pursuant to which the Entity has undertaken commitments, and which enter into force in subsequent years.

Below is a detail of the changes in the accounting policies:

•	Contracts that contain a lease

At the beginning of the contract, the Group evaluates whether a contract is, or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

•	Leases under which the Group acts as lessor

When the Group acts as lessor, at the beginning of the contract, the Group determines whether it is a finance or an operating lease.

To classify each lease, the Group evaluates if it transfers substantially all the risks and rewards incidental to the ownership of the leased asset. If so, it classifies it as a finance lease, otherwise, it is an operating lease.

In a finance lease, the leased asset is derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and other financing.”

Lease payments included in the measurement of the net investment are as follows:

-	Fixed payments, including payments that are substantially fixed;
-	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;
-	Any amounts expected to be paid as guaranteed residual value;
-	The exercise price of call options, if it is reasonably certain that they will be exercised;
-	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

Payments received under a finance lease are broken down into interest and the reduction of the net investment in the lease. Interest is recognized over the lease term applying an effective interest rate. Contingent leases are not considered in determining the net investment in the lease.

In an operating lease, the leased asset (generally investment properties) is not derecognized, and the collection received is recognized as revenues applying the straight line method.

•	Leases under which the Group acts as lessee

The Group recognizes the Right of use of the leased asset and the Lease liability at the beginning of the contract. The Right of use is initially measured at cost, which includes the initial amount of the Lease liability adjusted for any lease payments made before the beginning of the contract, plus initial direct costs incurred and an estimate of the costs for dismantling or restoring the underlying asset, less any incentives received.

The Right of use of the leased asset is then depreciated on a straight-line basis from the beginning of the contract to the expiration of the lease term.

The Lease liability is initially measured at the present value of the lease payments that were not paid at the beginning of the contract, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of the Lease liability include the following items:

a)	Fixed payments, including payments that are substantially fixed;
b)	Variable payments, which depend on a rate or index, initially measured applying the rate or index as of the lease commencement date;
c)	Any amounts expected to be paid as guaranteed residual value;
d)	The exercise price of call options, if it is reasonably certain that they will be exercised;
e)	Any amounts expected to be paid for renewal periods if it is reasonably certain that the renewal options will be exercised; and
f)	Any penalties for early termination, if it is reasonably certain that the contract will be early terminated.

The Lease liability is measured at amortized cost, using the effective interest rate method. It is remeasured when there is a change in future lease payments due to a change in the rate or index, in the amounts that the Group is expected to pay as guaranteed residual value or if the Group changes the evaluation as regards whether it will exercise a call, renewal or early termination option.

When the Lease liability is remeasured, the relevant adjustment is recognized in the Right of use of the leased asset.

US dollar-denominated lease liabilities are converted into functional currency at the spot exchange rate as of the reporting date. Exchange gains or losses resulting from conversion are recognized in profit or loss.

The Group has elected not to recognize right-of-use assets and liabilities under leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense, on a straight-line basis during the lease term.

•	COVID-19-related Rent Concessions

The Group has not adopted the “COVID-19-related rent concessions” amendment to IFRS 16 Leases. The Group does not apply the practical expedient that allows entities not to assess whether the eligible rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications. Accordingly, the Group assesses whether a lease modification exists or not.

- Applicable accounting policy before January 1, 2019

a) Contracts that contain a lease

At the beginning of the contract, the Group assessed whether a contract contained a lease, in which case lease payments were broken down into lease-related payments and payments related to other elements based on relative fair values.

b) Lease classification

When a lease transferred substantially all the risks and rewards incidental to the ownership of the leased asset, it was classified as a finance lease; otherwise, it was classified as an operating lease.

c) Leases under which the Group acts as lessee

Payments under an operating lease were recognized in profit or loss on a straight-line basis during the lease term. Leased assets were not recognized in the Consolidated Statement of Financial Position.

d) Leases under which the Group acts as lessor

Other than for buildings, a leased asset under an operating lease was classified as “Other assets” and depreciated during its estimated useful life. Leased buildings were classified as “Investment property” (see Note 5.9). Payments received under an operating lease were recognized in profit or loss on a straight-line basis during the lease term.

Under a finance lease, the leased asset was derecognized and recognized as a receivable for an amount equivalent to the net investment in the lease under “Loans and advances to customers.”

Payments received under a finance lease were broken down into interest and the reduction of the net investment in the lease. Interest income was recognized during the lease term, at the interest rate implicit in the lease. Contingent lease payments were not included in the lease net investment.

5.18. Investments in equity instruments

By virtue of the partial sale of the shareholding in Prisma Medios de Pago S.A. as explained in Note 16, the remaining stake has been measured at fair value through profit or loss on the basis of the valuation reports issued by independent appraisers, net of the valuation adjustment mandated by the BCRA in Memorandum No. 7/2019 and the collection of dividends. The accounting criteria applied, as mentioned above, imply a deviation from IFRS.

5.19 Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the reporting date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess taxable income.

Deferred tax is not recognized on:

-	Temporary differences arising from the initial recognition of assets or liabilities in a transaction other than a business combination and which does not affect either the accounting or the taxable profit or loss.
-	Temporary differences associated with investments in subsidiaries, to the extent it is probable that the reversal will not occur in the foreseeable future; and
-	Taxable temporary differences arising from the initial recognition of goodwill.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of unused tax losses and deductible temporary differences, insofar as it is likely that future taxable income will be generated against which such temporary differences can be applied. Future taxable income is determined on the basis of the Bank’s and its subsidiaries’ business plans. Deferred tax assets are reviewed at each reporting date, and are reduced to the extent the associated tax benefits are no longer expected to be realized. Such reductions are reversed as future taxable income is more likely to be generated.

Deferred tax assets that have not been recognized will be reassessed at each reporting date and will be recognized insofar as it is likely that the Entity will have future taxable income against which such assets can be applied.

Deferred tax is measured at the tax rates expected to be applied upon reversal of the temporary differences, using enacted or substantially enacted tax rates as of the reporting date.

The measurement of deferred tax reflects the tax consequences of the manner in which the Group expects to recover or settle the carrying amount of its assets and liabilities as of the reporting date.

Deferred tax assets and liabilities can be offset only if certain criteria are met.

5.20. Adoption of IAS 29

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years' cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, commencing on July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”), and
•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities which are not stated in the measuring unit current at the end of the reporting period should be restated by applying the price index. The restated value of a non-monetary item is reduced when it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first comparative period (January 1, 2019) under Unappropriated retained earnings. All items of the Consolidated Statements of Income and Other Comprehensive Income are restated into the measuring unit current at the reporting period end (December 31, 2020). The gain or loss on net monetary position is recognized in the Consolidated Statement of Income under “Gain (loss) on net monetary position,” except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the Consolidated Statement of Income, and financial instruments at fair value through OCI, which are included in the consolidated statement of other comprehensive income, pursuant to Communication “A” 6849 of the BCRA.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the Statement of Financial Position as of January 1, 2019 was restated, which is the oldest financial information reported;
b)	the Statement of Financial Position as of December 31, 2019 was restated;
c)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows as of December 31, 2019 were restated, calculating and separately disclosing the gain or loss on net monetary position;
d)	the Statement of Financial Position as of December 31, 2020 was restated; and
e)	the Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity and Cash Flows as of December 31, 2020 were restated, calculating and separately disclosing the gain or loss on net monetary position.
f)	The Entity recalculated the balance of Other comprehensive income availing of the option set forth in Communication "A" 7222 issued by the BCRA, which allowed for the early adoption of Communication "A" 7211, repealing the provisions of Communication "A" 6849 concerning the recognition of monetary losses associated with positions carried at fair value through OCI.

In applying IAS 29 to the Statement of Financial Position, the Bank has relied on the following methodology and criteria:

a)	Non-monetary assets and liabilities were restated applying the price index from their date of recognition. The restated amounts were written down to their recoverable values, applying the pertinent IFRS, where appropriate.
b)	Monetary assets and liabilities were not restated.
c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the pertinent contract.
d)	The measurement of investments accounted for under the equity method was based on associates' and joint businesses' information prepared in accordance with IAS 29.
e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.
f)	As of January 1, 2019, all shareholders' equity items, other than Unappropriated retained earnings, were restated by applying the price index, as from the date of contribution or origination. In subsequent periods, all shareholders' equity items were restated applying the price index since the beginning of the year, or since the contribution date, if later.

In applying IAS 29 to the Statements of Income, Other Comprehensive Income and Cash Flows, the Bank has relied on the following methodology and criteria:

a)	All items of the Statements of Income, Other Comprehensive Income and Cash Flows were restated into the measuring unit current at December 31, 2020.
b)	The gain or loss on net monetary position is recognized in the Statement of Income (with the exceptions mentioned above regarding investments in equity instruments measured at fair value).
c)	Gains or losses on cash and cash equivalents are disclosed in the Statement of Cash Flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning of the year and at year-end.

Below is a summary of the main impacts of the application of IAS 29 on shareholders' equity as of December 31, 2019 and January 1, 2019:

	12.31.19		01.01.19
Equity before applying IAS 29	65,317,127		38,581,777
Impact of the implementation of the financial reporting framework established by the BCRA – IFRS 9, paragraph 5.5	(1,423,407)		(137,675)
Equity before applying IAS 29, including the impact of IFRS 9, paragraph 5.5	63,893,720		38,444,102
Total impact of application of IAS 29	11,962,684		5,201,538
Equity in terms of measuring unit current as of December 31, 2019/ January 1, 2019	75,856,404		43,645,640
Adjustment for restatement of equity to measuring unit current as of December 31, 2020	27,414,884		47,760,681
Equity in terms of measuring unit current as of December 31, 2020	103,271,288		91,406,321
Total recognized in Equity	39,377,568	(1)	52,962,219

(1) It represents (28,846,003) recognized in unappropriated retained earnings and 68,223,571 recognized in other equity accounts.

Below is a summary of the main impacts of the application of IAS 29 on the Bank's Statement of Income for the year ended December 31, 2019:

12.31.19
Equity before applying IAS 29	27,935,458
Impact of the implementation of the financial reporting framework established by the BCRA – IFRS 9, paragraph 5.5	(1,285,732)
Total comprehensive income before applying IAS 29 including the impact of IFRS 9, paragraph 5.5	26,649,726
Total impact of application of IAS 29	(15,784,255)
Total comprehensive income in terms of measuring unit current as of December 31, 2019	10,865,471
Adjustment for restatement of equity to measuring unit current as of December 31, 2020	3,926,835
Total comprehensive income in terms of measuring unit current as of December 31, 2020	14,792,306

If, as of December 31, 2020, the Entity had not opted for the early adoption of the disclosure standards set forth in Communication "A" 7211 issued by the BCRA, as provided for in Communication “A” 7222, the loss on net monetary position for the fiscal year ended December 31, 2020 and 2019 would have been reduced by 7,241,898 and 9,025,745, respectively; “Gains (losses) from derecognition of assets measured at amortized cost and fair value through OCI” would have been reduced by 12,570,545 as of December 31, 2020, while remaining unchanged relative to December 31, 2019, and “Other comprehensive income” would have increased by 5,328,647 and 9,025,745 each year.

5.21. Comparative information

The Consolidated Statement of Financial Position and its related notes as of December 31, 2020 are presented on a comparative basis to the balances as of December 31, 2019 and as of December 31, 2018, as stated in Note 2.

The Consolidated Statements of Income, Other Comprehensive Income, Changes in Shareholders' Equity, and Cash Flows, and their related notes as of December 31, 2020 are presented on a comparative basis to the balances as of the previous year.

The comparative information was restated and includes the changes indicated in Note 5.20 – Adoption of IAS 29 to these consolidated financial statements.

6.	Changes to accounting policies and new IFRS issued but not yet effective

6.1. Changes to accounting policies

The IASB issued an amendment to IFRS 16 “Leases – COVID-19-related rent concessions” effective for fiscal years beginning on or after June 1, 2020. The amendment allows a lessee to recognize COVID-19-related changes in lease agreements as variable lease payments, rather than considering them as lease modifications pursuant to IFRS 16. The Group has not applied such amendment to lease agreements to which it is a party as lessee.

On the other hand, by means of Communication “A” 7014 dated May 14, 2020, the BCRA mandated that, since then, debt instruments issued by the government sector received in exchange for other instruments should be measured upon initial recognition at the carrying amount as of that date of the instruments delivered in replacement thereof. Therefore, such exchange does not have an impact on the Statement of Income.

6.2. New IFRS not yet effective

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The following new or amendments to the current IFRS are effective as from the fiscal year beginning on January 1, 2021. Early adoption is permitted. These amendments were not early adopted by the Group in these consolidated financial statements.

New standard or amendment	Effective as from
Interest Rate Benchmark Reform. Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)	January 1, 2021
Loss-making Contracts. Cost of Fulfilling a Contract (Amendment to IAS 37)	January 1, 2022
Annual Improvements to IFRS 2018-2020	January 1, 2022
Property, Plant and Equipment — Proceeds before Intended Use (Amendment to IAS 16)	January 1, 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)	January 1, 2022
IFRS 17 Insurance Contracts and Amendments to IFRS 17	January 1, 2023
Classification of Liabilities as Current or Non-current (Amendment to IAS 1)	January 1, 2023
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

The Group considers these new standards or amendments will not have a material impact on its consolidated financial statements.

7.	Cash and deposits in banks

Breakdown in the Consolidated Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.20	12.31.19	12.31.18

BCRA - Current account	86,184,474	146,352,604	158,126,696
Cash	62,232,907	63,610,250	32,609,726
Balances with other local and foreign institutions	3,691,234	2,770,171	16,818,461
TOTAL	152,108,615	212,733,025	207,554,883

8.	Debt securities at fair value through profit or loss

	12.31.20	12.31.19	12.31.18

Government securities	915,323	70,617	1,995,429
Private securities - Corporate bonds	27,438	127,432	351,657
BCRA Bills	—	5,424,513	13,376,998
TOTAL	942,761	5,622,562	15,724,084

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

As of December 31, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. – Note 16) as of December 30, 2021. Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43).

Subsidiaries:

As of December 31, 2019, PSA Finance Argentina Compañía Financiera S.A. held interest rate swaps with third parties, which are recognized by the subsidiaries as cash flow hedge. The actual portion of the cumulative change in the fair value of swaps pending subsequent recognition in income is included in other comprehensive income under the caption "Profits or losses from hedge instruments - Cash flow hedge." The balance sheet, profit & loss, and comprehensive income balances related to swaps entered into by and between the Bank and its subsidiaries were eliminated during the consolidation process.

Breakdown is as follows:

Assets

	12.31.20	12.31.19	12.31.18

Debit balances linked to foreign currency forwards pending settlement in pesos	2,695,749	3,209,511	1,238,597
Premiums from call options taken - Prisma Medios de Pago S.A.	1,182,000	932,562	—
Debit balances linked to interest rate swaps - fixed rate for floating rate	—	6,175	—
TOTAL	3,877,749	4,148,248	1,238,597

Liabilities

	12.31.20	12.31.19	12.31.18

Credit balances linked to foreign currency forwards pending settlement in pesos	188,694	3,984,235	1,863,349
Credit balances linked to interest rate swaps - floating rate for fixed rate	—	199,291	1,021,022
Premiums from call options offered	—	—	—
TOTAL	188,694	4,183,526	2,884,371

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.20	12.31.19	12.31.18

Foreign currency forwards
Foreign currency forward purchases - US$	1,011,403	618,497	620,651
Foreign currency forward purchases - Euros	—	35	—
Foreign currency forward sales - US$	978,794	620,956	760,615
Foreign currency forward sales - Euros	6,834	1,804	5,463
Interest rate swaps
Fixed rate for floating rate (1)	—	1,500,050	3,261,154
Floating rate for fixed rate	—	92,463	—

(1) Floating rate: Badlar rate is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.20	12.31.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions	—	—	324,097
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	49,187,908	—	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	—	—	26,610,720
TOTAL	49,187,908	—	26,934,817

Repurchase transactions

	12.31.20	12.31.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	—	—	29,992
TOTAL	—	—	29,992

11.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.20	12.31.19	12.31.18
Measured as amortized cost
Other receivables	4,868,562	2,102,689	3,848,319
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	2,612,070	2,647,582	—
Financial debtors from spot transactions pending settlement	1,114,396	345,148	14,329,805
Non-financial debtors from spot transactions pending settlement	104,249	37,818	190,689
Other	137,822	231,063	1,152,900
	8,837,099	5,364,300	19,521,713
Measured at amortized cost through profit or loss
Mutual funds	1,471,868	1,329,517	855,942
	1,471,868	1,329,517	855,942
Allowance for loan losses (Exhibit R)	(264,288)	(308,100)	(176,592)
TOTAL	10,044,679	6,385,717	20,201,063

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.20	12.31.19	12.31.18
Credit cards	114,535,142	98,110,800	87,685,929
Consumer loans	28,120,635	32,122,283	49,343,256
Discounted instruments	19,117,168	16,794,614	23,687,570
Overdrafts	17,411,178	19,600,558	24,690,158
Mortgage loans	16,745,745	19,265,842	21,162,168
Loans for the prefinancing and financing of exports	15,979,854	24,908,414	94,428,238
Unsecured instruments	14,702,105	15,466,297	26,679,763
Pledge loans	11,412,208	11,785,802	3,456,032
Other financial institutions	2,337,748	7,098,500	20,250,314
Loans to personnel	2,131,958	2,333,951	2,524,658
Receivables from finance leases	1,867,439	2,572,772	4,979,676
Instruments purchased	989,703	—	553,800
BCRA	6,005	23,695	802
Non-financial government sector	511	624	434
Other financing	47,287,967	31,277,768	29,428,559
	292,645,366	281,361,920	388,871,357
Allowance for loan losses (Exhibit R)	(13,126,389)	(15,512,074)	(8,582,669)
TOTAL	279,518,977	265,849,846	380,288,688

Finance leases

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	12.31.20		12.31.19		12.31.18
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,102,020	744,854	1,300,410	1,296,284	2,925,581	2,026,854
From 1 to 2 years	687,313	461,489	759,792	757,103	2,147,028	1,580,059
From 2 to 3 years	419,629	299,561	286,576	285,548	1,337,294	1,015,518
From 3 to 4 years	274,525	206,487	73,348	73,122	425,743	313,872
From 4 to 5 years	189,822	155,048	160,753	160,715	59,771	43,373
TOTAL	2,673,309	1,867,439	2,580,879	2,572,772	6,895,417	4,979,676
Principal		1,810,335		2,539,791		4,907,285
Interest accrued		57,104		32,981		72,391
TOTAL		1,867,439		2,572,772		4,979,676

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	12.31.20	12.31.19	12.31.18
Total Exhibits B and C	300,141,533	283,815,120	391,799,051
Plus:
BCRA	6,005	23,695	802
Loans to personnel	2,131,958	2,333,951	2,524,658
Interest and other items accrued receivable from financial assets with credit value impairment	140,274	—	—
Less:
Allowance for loan losses (Exhibit R)	(13,126,389)	(15,512,074)	(8,582,669)
Adjustments for effective interest rate	(2,676,326)	(1,947,717)	(1,607,301)
Corporate bonds	(289,356)	(132,561)	(258,173)
Loan commitments	(6,808,722)	(2,730,568)	(3,587,680)
Total loans and other financing	279,518,977	265,849,846	380,288,688

As of December 31, 2020, 2019 and 2018, the Group holds the following loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.20	12.31.19	12.31.18
Overdrafts and receivables agreed not used	821,063	423,878	1,113,300
Guarantees granted	749,144	689,258	1,210,688
Liabilities related to foreign trade transactions	63,418	1,204,760	295,966
Secured loans	5,175,097	412,672	967,726
	6,808,722	2,730,568	3,587,680

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 47.1).

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	12.31.20	12.31.19	12.31.18
Corporate bonds under credit recovery transactions	83	113	285
	83	113	285
Allowance for loan losses - Private securities (Exhibit R)	(83)	(113)	—
TOTAL	—	—	285

13.2	Financial assets measured at fair value through OCI

	12.31.20	12.31.19	12.31.18
BCRA Liquidity Bills	89,890,131	39,585,142	28,932,603
Government securities	30,452,845	21,825,609	20,556,688
Private securities - Corporate bonds	261,000	95,503	236,964
	120,603,976	61,506,254	49,726,255
Allowance for loan losses - Private securities (Exhibit R) (1)	(90)	(818)	(2,601)
TOTAL	120,603,886	61,505,436	49,723,654

(1) Disclosed in this item in accordance with the chart of account set forth by the BCRA.

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of December 31, 2020, 2019 and 2018 is included below:

		12.31.20	12.31.19	12.31.18
Guarantee trust - Government securities at fair value through OCI	(2)	6,939,966	93,038	29,864
BCRA - Special guarantee accounts (Note 51)	(1)	4,553,788	3,849,897	2,593,250
Guarantee trust - USD	(4)	3,511,325	—	2,223,638
Deposits as collateral	(3)	2,907,777	4,121,284	4,969,212
For repurchase transactions - Government securities at fair value	(5)	—	—	33,582
TOTAL		17,912,856	8,064,219	9,849,546

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions of Mercado Abierto Electrónico S.A. (MAE) and Bolsas y Mercados Argentinos SA (BYMA).

(5)	It is related to repurchase transactions.

15.	Income Tax:

a)	Current income tax assets
	12.31.20	12.31.19	12.31.18
Advances	487	35,639	1,789
Percepciones y retenciones	—	—	—
	487	35,639	1,789

b)	Current income tax liabilities

	12.31.20	12.31.19	12.31.18
Income tax provision	10,398,422	12,457,233	9,276,300
Advances	(6,666,932)	(1,452,986)	(1,546,932)
Collections and withholdings	(9,501)	(17,632)	(29,852)
	3,721,989	10,986,615	7,699,516

c)	Income tax expense

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

		Changes recognized in			As of 12.31.20
Account	As of 12.31.19	Statement of Income	Statement of OCI	Difference derived from the impact of IFRS 9 - Paragraph 5.5. Groups "C" financial institutions (1)	Deferred tax assets	Deferred tax liabilities	At year end
Allowance for loan losses	4,218,754	(1,393,753)	—	—	2,825,001	—	2,825,001
Provisions	2,816,523	(305,766)	—	—	2,510,757	—	2,510,757
Loans and cards commissions	180,354	94,806	—	—	275,160	—	275,160
Organization and other expenses	(333,735)	(510,721)	—	—	—	(844,456)	(844,456)
Property and equipment and Misceallaneous assets	(7,038,673)	342,093	—	—	—	(6,696,580)	(6,696,580)
Debt securities and Investments in equity instruments	(2,313,848)	2,398,900	(2,068,506)	30,326	—	(1,953,128)	(1,953,128)
Derivatives	15,249	(4,048)	—	—	11,201	—	11,201
Tax inflation adjustment	6,119,628	2,586,265	—	—	8,705,893	—	8,705,893
Other	(491)	1,105	—	—	614	—	614
Balance	3,663,761	3,208,881	(2,068,506)	30,326	14,328,626	(9,494,164)	4,834,462

(1)	It is related to the difference derived from the impact of the implementation of the financial reporting framework set forth by the BCRA – IFRS 9 – paragraph 5.5, Group “C” institutions.

		Changes recognized in			As of 12.31.19
Account	As of 12.31.18	Statement of Income	Statement of OCI	Acquisition of control over subsidiaries (1)	Deferred tax assets	Deferred tax liabilities	At year end
Allowance for loan losses	2,219,989	1,998,765	—	—	4,218,754	—	4,218,754
Provisions	1,034,295	1,782,228	—	—	2,816,523	—	2,816,523
Loans and cards commissions	392,874	(212,520)	—	—	180,354	—	180,354
Organization and other expenses	(835,040)	501,305	—	—	—	(333,735)	(333,735)
Property and equipment and Misceallaneous assets	(2,687,686)	(4,350,987)	—	—	—	(7,038,673)	(7,038,673)
Debt securities and Investments in equity instruments	(4,383,737)	171,508	1,898,381	—	—	(2,313,848)	(2,313,848)
Derivatives	23,459	(8,210)	—	—	15,249	—	15,249
Tax inflation adjustment	—	6,119,628	—	—	6,119,628	—	6,119,628
Other	(46,329)	(59,866)	—	105,704	—	(491)	(491)
Balance	(4,282,175)	5,941,851	1,898,381	105,704	13,350,508	(9,686,747)	3,663,761
Offsetting
Balance	(4,282,175)	5,941,851	1,898,381	105,704	13,350,508	(9,686,747)	3,663,761

(1)	Since July 1, 2019, the Entity has included Volkswagen Financial Services Compañía Financiera S.A. and PSA Finance Argentina Compañía Financiera S.A. in the consolidation of its financial statements, as a result of the acquisition of control over such entities (see Note 45).

Breakdown of income tax expense:

	12.31.20	12.31.19
Current tax	(11,838,123)	(15,924,723)
Deferred tax	3,208,881	5,941,851
Income tax expense	(8,629,242)	(9,982,872)

The Group's effective tax rate for the fiscal year ended December 31, 2020 was 42%, compared to 34%, for the fiscal year ended December 31, 2019.

	12.31.20	12.31.19
Income before income tax	20,661,357	29,690,989
Income tax rate	30%	30%
Tax on taxable income	6,198,407	8,907,297
Permanent differences:
Non-taxable income	(391,668)	(594,340)
Non-income tax deductible expenses	80,079	87,790
Effect of tax rate change	(280,499)	(227,548)
Debt securities adjustment	347,567	—
Other	199,402	(22,013)
Accounting inflation adjustment	7,962,844	9,327,168
Tax inflation adjustment	(5,159,083)	(7,495,482)
2019 tax return adjustment	(327,807)	—
Income tax expense	8,629,242	9,982,872

Law No. 27468 amended the transition rules set out by Law No. 27430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years beginning on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated from the beginning to the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. According to such law, one third of the resulting inflation adjustment, whether gain or loss, shall be recognized during that fiscal year, with the remaining two thirds being computed, in equal parts, over the two immediately following fiscal years.

The Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law (ITL). Nevertheless, one sixth of the resulting inflation adjustment amount for the first and second fiscal years beginning on or after January 1, 2019 should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years.

Furthermore, the Social Solidarity and Productive Revival Law provides for the discontinuance of the application of the 25% income tax rate established under Section 86, paragraph d), of Law No. 27430 until fiscal years beginning on and after January 1, 2022. For as long as the application of such rate remains suspended, the income tax rate will amount to 30%. Accordingly, the application of the 13% income tax rate on dividend distributions has also been discontinued for the same fiscal years. Such rate has been set at 7%.

Considering that, as of the date of these financial statements, it is expected that the CPI variation exceed the 15% limit applicable to the third year, the Entity's Management has included the estimate of the tax loss due to inflation in the provision for income tax. The effect of the deferral of the respective five sixths has been recognized as a deferred tax asset.

-	Income tax– Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality under Section 39 of Law No. 24073, Section 4 of Law No. 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800, for fiscal year ended December 31, 2017, in the amount of 1,021,519, and for fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Income, pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is highly likely for the Entity to obtain a final favorable judgment supporting the idea that this period's income tax shall be assessed including the inflation adjustment for tax purposes, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

In addition, on June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authorities (AFIP) filed an extraordinary appeal against the judgment, but then withdrew it through a writ filed on February 1, 2021. Accordingly, the judgment rendered by the Appellate Court in favor of the Bank's interests became final.

As stated in Note 2, the recognition of the provision for contingencies required by the BCRA means a deviation from IFRS.

-	Income tax – Requests for refund Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods (in nominal values).

Based on the grounds stated above, on November 19, 2015, an administrative action prior to the request for refund was filed for periods 2013 and 2014, and the related judicial action was filed on September 23, 2016 for both periods, given that no answer was received at the administrative level.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, we were notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund made by the Bank for fiscal year 2014. The AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA's complaint, thereby ordering the tax authorities to refund the amount of 264,257 paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The tax authorities filed an appeal against the judgment, which is still pending.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not recognize any assets in relation to contingent assets derived from the actions filed.

-    Income tax– Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of Social Solidarity and Productive Revival Law – published in the Official Gazette on December 23, 2019 - which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund pursuant to the provisions of the first paragraph of section 81 of Law No. 11683 (compiled text in 1998, as amended) to recover the amount of 4,528,453 (in nominal values).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the actions filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1 Investments in equity instruments through profit or loss

	12.31.20	12.31.19	12.31.18
Prisma Medios de Pago S.A. (1)	3,664,960	2,566,602	—
Private securities - Shares of other non-controlled companies	290,274	194,999	249,894
TOTAL	3,955,234	2,761,601	249,894

(1)	This balance is related to the amount of 10,805,542 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated as of December 31, 2020 by Management based on a report prepared by independent appraisers, net of the valuation adjustment mandated by the BCRA in Memorandum No. 7/2019 and the collection of dividends. The accounting criteria applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance shall be deferred over the following 5 (five) years and settled as follows: (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The sale conditions included a put option whereby the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the purchaser on December 31, 2021 (see Note 9).

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 5,202,018 was recognized in “Other operating income” as of December 31, 2019 (Note 38).

16.2 Investments in equity instruments through other comprehensive income

	12.31.20	12.31.19	12.31.18
Banco Latinoaméricano de Exportaciones S.A.	27,216	35,921	19,928
Other	1,283	1,339	1,467
TOTAL	28,499	37,260	21,395

17.	Investments in associates

	12.31.20	12.31.19	12.31.18
Rombo Compañía Financiera S.A.	756,969	895,378	1,078,090
BBVA Consolidar Seguros S.A.	445,378	360,236	283,038
Interbanking S.A.	165,422	154,732	70,921
Play Digital S.A. (2)	74,397	—	—
Volkswagen Financial Services Compañía Financiera S.A. (1)	—	—	1,326,440
PSA Finance Arg. Compañía Financiera S.A. (1)	—	—	909,954
Other	—	—	1,413
TOTAL	1,442,166	1,410,346	3,669,856

(1)	As from July 1, 2019, the Bank has taken control over the company (Note 45).
(2)	On May 26, 2020, the Bank participated in the organization of the company Play Digital S.A., which was incorporated before the Public Registry of Commerce kept by the Supervisory Board of Companies under dossier No. 5995, Book 99 of Stock Companies, on June 9, 2020.

The Company's initial capital stock amounted to 7,500,000 common book-entry shares, with a nominal value of $1 and entitled to one (1) vote each, distributed as follows:

(i)	Banco BBVA Argentina S.A., holder of 2,500,000 common book-entry shares, of $1 par value each, entitled to one vote per share, representing 33.33% of the capital stock;
(ii)	Banco de Galicia y Buenos Aires S.A.U., holder of 2,500,000 common book-entry shares, of $1 par value each, entitled to one vote per share, representing 33.33% of the capital stock; and
(iii)	Banco Santander Río S.A., owner of 2,500,000 common book-entry shares, of $1 par value each, entitled to one vote per share, representing 33.33% of the capitals stock.

The project provides for the participation of other financial institutions as holders of equity interests in the company’s capital stock; therefore, the equity interests of the founder financial institutions will be significantly reduced.

The company’s purpose is to engage, directly and/or through third parties, or in association with third parties, in the following activities in Argentina or abroad:

(a)	provision of electronic payment services;

(b)	management and operation of transfers by using mobile communication devices and/or any other electronic means, as well as electronic payment and/or collection services on behalf and for the account of third parties, to which effect it may enter into agency agreements to make and receive collections and/or payments for the account and to the order of third parties, in all cases through electronic-supported transfer systems; and
(c)	operation of electronic currency transfer systems through the Internet and/or any other digital or virtual payment means. It may also provide supplementary technological or IT support services related to financial activities. The activities falling under the scope of Financial Institutions Law No. 21.526, as amended and regulated, are excluded from its purpose.

On July 15, 2020, the Bank received a proposal from the above referred company to make an irrevocable contribution on account of future share subscriptions in the amount of 13,750, which was accepted and subsequently transferred on July 20, 2020.

Moreover, on July 23, 2020, Play Digital S.A.’s first Extraordinary Shareholders’ Meeting was held, whereby Banco Macro S.A. was admitted as a new sponsor in addition to the existing members, i.e. Banco BBVA Argentina S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. Therefore, the Bank’s equity interest in Play Digital S.A. was reduced from 33 to 25%.

On August 26, 2020, Banco BBVA Argentina S.A. made a contribution of 27,250, maintaining its interest.

On October 15, 2020, a new Extraordinary Shareholders’ Meeting was held whereby it was resolved that new banks would be admitted as sponsors, in addition to existing ones. As a result, the Bank’s equity interest in Play Digital S.A. went from 25% to 18.1585%.

At the Annual and Extraordinary Shareholders' Meeting held on December 15, 2020, the shareholders decided to issue new shares and the Bank waived its preemptive subscription rights. As a result, the Bank's interest was reduced to 13.001%.

As of December 31, 2020, the interest held in Play Digital S.A. is recognized in Investments in associates in an amount of 74,397. According to IAS 28, the Group’s interest in Play Digital S.A. qualifies as an associate over which it has significant influence, arising from the power to participate in its financial and operating policy decision, but not control or joint control. On January 8, 2021, a transfer of Play Digital S.A.'s shares of stock was completed. (See Note 59 – Subsequent events).

18.	Property and equipment

	12.31.20	12.31.19	12.31.18
Real estate	23,344,942	23,970,454	25,888,048
Furniture and facilities	4,922,945	5,255,866	5,862,304
Right of use of leased real estate (Note 29)	2,655,151	3,184,937	—
Machinery and equipment	2,140,829	2,592,481	2,697,680
Constructions in progress	646,906	437,722	983,305
Vehicles	57,381	52,697	43,942
TOTAL	33,768,154	35,494,157	35,475,279

Changes in this account for fiscal year 2020 are included in Exhibit F, while changes for 2019 are included below.

Item	Original value as of 12.31.18		Total estimated useful life in years	Transfer to Investment Properties	Additions	Derecognitions (*)	Depreciation						Residual Value as of 12.31.19
		Acquisition of control over subsidiary					Accumulated as of 12.31.18	Derecognitions (*)	Transfer to Investment Properties	For the year	Acquisition of control over subsidiary	At year end
Real estate	29,091,573	—	50	(1,751,822)	294,422	227,925	3,203,525	227,925	(49,040)	509,234	—	3,435,794	23,970,454
Furiniture and facilities	9,430,753	34,399	10	—	1,226,582	1,659,820	3,568,449	1,657,811	—	1,858,249	7,161	3,776,048	5,255,866
Right of use of leased properties (**)	—	24,835		—	3,937,807	—	—	—	—	766,294	11,411	777,705	3,184,937
Machinery and equipment	5,776,948	13,483	3 and 5	—	1,745,397	1,235,693	3,079,268	1,234,549	—	1,855,364	7,571	3,707,654	2,592,481
Vehicles	200,776	9,838	5	—	20,917	636	156,834	—	—	19,824	1,540	178,198	52,697
Constructions in progress	983,305	—		—	376,146	921,729	—	—	—	—	—	—	437,722
Total	45,483,355	82,555		(1,751,822)	7,601,271	4,045,803	10,008,076	3,120,285	(49,040)	5,008,965	27,683	11,875,399	35,494,157

(*) It includes derecognitions of fully depreciated items and completed constructions.

(**) Additions include the effect of the initial recognition of the Rights of use of leased property in the amount of 3,866,152.

19.	Intangible assets

	12.31.20	12.31.19	12.31.18
Licenses - Software	1,553,897	1,061,983	1,327,655
TOTAL	1,553,897	1,061,983	1,327,655

Changes in this account for fiscal year 2020 are included in Exhibit G, while changes for 2019 are included below:

Item	Original value as of 12.31.18	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of 12.31.19
					Accumulated as of 12.31.18	Derecognitions	For the year	At year end
Licenses - Software	2,403,559	5	418,293	463,000	1,075,904	463,000	685,616	1,298,520	1,060,332
Total	2,403,559		418,293	463,000	1,075,904	463,000	685,616	1,298,520	1,060,332

20.	Other non-financial assets

	12.31.20	12.31.19	12.31.18
Prepayments	4,425,001	1,961,177	2,430,211
Investment properties (Exhibit F)	1,890,268	1,929,200	255,695
Tax advances	1,566,805	789,208	813,135
Advances to personnel	378,052	443,081	17,079
Advances to suppliers of goods	313,816	324,441	320,107
Other miscellaneous assets	276,631	308,047	685,886
Assets acquired as security for loans	15,918	19,501	18,011
Other	58,295	40,033	81,958
TOTAL	8,924,786	5,814,688	4,622,082

Investment properties include real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

Changes in Investment properties for fiscal year 2020 are included in Exhibit F, while changes for 2019 are included below:

Item	Original value as of 12.31.18	Total estimated useful life in years	Transfer from property and equipment	Additions	Derecognitions	Depreciation					Residual value as of 12.31.19
						Accumulated as of 12.31.18	Derecognitions	Transfer from property and equipment	For the year	At year end
Investment properties	272,088	10 and 50	1,751,822	—	—	16,393	—	49,040	29,277	94,710	1,929,200
Total	272,088		1,751,822	—	—	16,393	—	49,040	29,277	94,710	1,929,200

21.	Non-current assets held for sale

On June 30, 2020, Management agreed to a plan to sell a group of real property assets located in Argentina, ratifying the decision of December 19, 2018. Therefore, these assets, the value of which, as of December 31, 2020, 2019 and 2018, amounts to 225,938, were classified as “Non-current assets held for sale”, continuing with the efforts to sell that group of assets.

Furthermore, during November 2017, Management agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, in the amount of 909,032 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019. As of December 31, 2019, the remaining ownership interest in this company was recorded under “Investments in equity instruments” (Note 16).

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.20	12.31.19	12.31.18
Non-financial government sector	5,628,415	3,999,990	3,235,167
Financial sector	861,653	242,902	615,973
Non-financial private sector and residents abroad	471,733,196	395,993,906	539,634,271
Checking accounts	112,583,740	73,551,231	59,849,995
Savings accounts	205,927,223	201,215,402	295,196,154
Time deposits	120,068,027	114,595,457	175,510,236
Investment accounts	27,904,734	105	—
Other	5,249,472	6,631,711	9,077,886
TOTAL	478,223,264	400,236,798	543,485,411

23.	Liabilities at fair value through profit or loss

	12.31.20	12.31.19	12.31.18
Obligations from government securities	—	790,707	1,449,810
TOTAL	—	790,707	1,449,810

24.	Other financial liabilities

	12.31.20	12.31.19	12.31.18
Obligations from financing of purchases	25,067,212	23,103,205	27,446,869
Collections and other transactions on behalf of third parties	4,050,321	4,358,101	7,067,108
Lease liabilities (Note 29)	2,950,729	3,426,282	—
Payment orders pending credit	1,898,611	2,639,539	2,240,784
Credit balance for spot purchases or sales pending settlement	841,450	163,083	—
Receivables from spot purchases pending settlement	145,007	163,939	14,725,124
Commissions accrued payable	41,542	19,841	12,342
Interest accrued payable	—	133,972	91,449
Other	4,231,849	5,234,772	7,452,890
TOTAL	39,226,721	39,242,734	59,036,566

25.	Financing received from the BCRA and other financial institutions

	12.31.20	12.31.19	12.31.18
Local financial institutions	7,906,629	4,891,450	54
Foreign financial institutions	1,690,912	3,456,861	11,555,243
BCRA	28,487	22,800	20,959
TOTAL	9,626,028	8,371,111	11,576,256

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of December 31, 2020, 2019 and 2018 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value	Maturity date	Annual nominal rate	Payment of interest	Outstanding securities as of 12.31.2020	Outstanding securities as of 12.31.2019	Outstanding securities as of 12.31.2018
Class 20	08.08.2016	292,500	08.08.2019	3.23%	Quaterly	—	—	605,248
Class 22	11.18.2016	181,053	11.18.2019	Badlar Private + 3.50%	Quaterly	—	—	379,176
Class 23	12.27.2017	553,125	12.27.2019	TM20 + 3.20%	Quaterly	—	—	1,154,212
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25%	Quaterly	—	716,780	1,134,054
Class 25	11.08.2018	1,642,685	11.08.2020	UVA + 9.50%	Quaterly	—	1,761,712	1,793,697
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25%	Quaterly	—	1,213,012	—
Class 28	12.12.2019	1,967,150	06.12.2020	Badlar Private + 4%	Quaterly	—	2,678,087	—
Classes 26 - 28 - PSA Finance Argentina	02.01.2018	808,333	06.17.2020	Badlar Private + 2.75% (calss 26) / Badlar Private + 7% (class 28)	Quaterly / Upon maturity	—	848,785	—
Classes 5 - 8 - 9 Volkswagen Financial Services	02.27.2019	1,086,556	03.30.2023	UVA+ 9.24% (class 5 ) / UVA (class 8 ) / Fixed rate (class 9)	Quaterly	1,125,656	2,278,084	—
				Total Consolidated Principal		1,125,656	9,496,460	5,066,387
				Consolidated Interest Accrued		43,126	467,772	114,220
				Total Consolidated Principal and Interest Accrued		1,168,782	9,964,232	5,180,607

Definitions:

BADLAR RATE: it is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

TM20 RATE: it is the single arithmetic mean of interest rates for time deposits for 20 (twenty) million pesos or over, and from 30 to 35 days.

27.	Provisions

	12.31.20	12.31.19	12.31.18
Provisions for reorganization (Exhibit J)	2,029,162	2,690,285	—
Provision for contingent commitments (Exhibits J and R)	1,364,594	1,233,260	750,442
Provisions for termination plans (Exhibit J)	141,946	87,462	130,128
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	6,807	10,471
Other contingencies (Exhibit J)	7,933,977	10,614,127	7,439,113
For reassessment of income tax due to adjustment for inflation (Note 15.c)	5,447,079	7,415,681	4,622,749
Provision for commercial lawsuits	1,957,932	2,621,144	2,251,612
Provision for labor lawsuits	250,904	278,002	354,470
Provision for tax lawsuits	182,951	143,758	146,001
Other	95,111	155,542	64,281
TOTAL	11,474,679	14,631,941	8,330,154

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Reassessment of income tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.
-	Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.
-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

The Group considers that the provisions as of December 31, 2020 will originate the following cash disbursements:

Provisions	Within 12 months	After 12 months
For reassessment of income tax due to inflation adjustment	1,185,800	4,261,279
For termination benefits	59,183	82,763
For reorganization	2,029,162	—
For administrative, disciplinary and criminal penalties	—	5,000
For contingent commitments	1,364,594	—
Other	1,069,887	1,417,011
Labor	78,737	172,167
Commercial	826,610	1,131,322
Tax	69,429	113,522
Other	95,111	—

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

In turn, as of December 31, 2020, 105 claims, including civil and commercial, which might potentially result in a loss, were brought against the Bank. All such claims have arisen in the ordinary course of business. These actions are primarily related to leasing claims and petitions to secure evidence. The

Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	12.31.20	12.31.19	12.31.18
Cash dividends payable (Note 30)	14,500,000	—	—
Miscellaneous creditors	9,353,113	6,899,722	7,048,487
Other collections and withholdings	5,163,932	4,186,674	4,220,531
Short-term personnel benefits	5,044,814	5,708,980	5,317,160
Advances collected	4,535,518	3,548,845	3,463,077
Other taxes payable	960,555	1,659,555	1,627,436
For contract liabilities	400,421	522,449	396,113
Long-term personnel benefits	393,701	417,251	378,556
Social security payment orders pending settlement	99,339	83,638	144,436
Other	92,461	108,360	61,562
TOTAL	40,543,854	23,135,474	22,657,358

29.	Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of December 31, 2020:

Rights of use under leases

The changes in this item for fiscal year 2020 are included in Exhibit F, while the changes for fiscal year 2019 are disclosed in Note 18 – Property and equipment.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.20	12.31.19
Up to one year	166,578	12,565	179,143	113,988
From 1 to 5 years	1,798,702	156,101	1,954,803	1,670,331
More than 5 years	814,011	2,772	816,783	1,641,963
			2,950,729	3,426,282

Interest and exchange rate difference recognized in profit or loss

	12.31.20	12.31.19
Other operating expenses
Interest on lease liabilities (Note 42)	(373,512)	(432,547)
Exchange rate difference
Exchange loss from finance lease	(870,327)	(1,343,591)
Other expenses
Leases (Note 40)	(1,876,131)	(1,334,943)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,710,079	1	1	612,615	95	612,710

(1) Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On April 24, 2019, the Shareholders’ Meetings of BBVA Argentina and BBVA Francés Valores S.A. approved the merger of both entities, effective since October 1, 2019. Prior to the merger, BBVA Argentina owned a 95% interest in the capital stock and votes of BBVA Francés Valores S.A.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of$ 1 and entitling to one (1) vote each to be delivered to BBVA Francés Valores S.A.'s minority shareholders.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Supervisory Board of Companies (I.G.J.).

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the following allocation of earnings was approved:

•	To Legal Reserve: 8,442,944 (6,201,640 in nominal values)
•	To Optional Reserve for future distribution of earnings: 33,771,775 (24,806,560 in nominal values)

Furthermore, the partial release of the Optional reserve for future distribution of earnings was approved, in order to appropriate 2,500,000 (3,063,448 in restated amounts) to the payment of cash dividends, subject to the BCRA's previous consent.

On November 20, 2020, a General Extraordinary Shareholders’ Meeting was held. A such meeting, shareholders resolved to proceed with the partial reversal of the optional reserve for future distribution of earnings in the amount of 12,000,000 (12,480,660 in restated amounts) and a supplementary dividend for the same amount was considered, in order to increase the dividend in cash approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020. All the aforementioned issues are subject to the prior authorization of the Argentine Central Bank (see Note 48).

31.	Interest income

	12.31.20	12.31.19
Interest on government securities	33,664,109	49,098,038
Interest on credit card loans	18,707,357	28,656,180
Interest on other loans	11,269,542	7,377,124
Interest on overdrafts	10,814,487	13,838,069
Interest on instruments	10,182,777	15,051,005
Interest on consumer loans	9,562,611	12,301,110
Acquisition Value Unit (UVA) clause adjustment	9,232,639	14,672,381
Premiums on reverse repurchase transactions	4,956,430	2,462,919
Interest on pledge loans	3,001,997	1,972,697
Stabilization Coefficient (CER) clause adjustment	2,546,829	108,472
Interest on loans for the prefinancing and financing of exports	1,429,432	4,295,451
Interest on mortgage loans	1,381,596	1,890,592
Interest on loans to the financial sector	1,207,423	3,816,487
Interest on finance leases	541,336	801,446
Interest on corporate bonds	23,115	14,594
Other	433,328	10,897
TOTAL	118,955,008	156,367,462

32.	Interest expenses

	12.31.20	12.31.19
Time deposits	33,236,039	52,833,856
Other liabilities from financial transactions	2,662,328	5,726,643
Checking accounts deposits	2,436,512	3,414,630
Interfinancial loans received	1,394,983	1,231,919
Acquisition Value Unit (UVA) clause adjustment	1,011,135	2,096,368
Savings accounts deposits	263,650	335,153
Premiums on repurchase transactions	—	3,598
Other	93,637	48,153
TOTAL	41,098,284	65,690,320

33.	Commission income

	12.31.20	12.31.19
From credit cards	12,244,726	9,870,793
Linked to liabilities	12,013,206	15,625,680
From insurance	1,437,672	1,545,159
Linked to loans	1,313,758	1,245,514
From foreign trade and foreign currency transactions	1,312,183	1,474,105
Linked to securities	321,586	166,561
From guarantees granted	3,821	2,727
TOTAL	28,646,952	29,930,539

34.	Commission expenses

	12.31.20	12.31.19
For credit and debit cards	13,508,484	14,224,474
For payment of salaries	1,202,072	1,656,929
For digital sales services	457,020	857,824
For foreign trade transactions	278,455	485,530
For promotions	87,594	108,908
Linked to transactions with securities	4,534	4,000
Other commission expenses	868,846	1,458,604
TOTAL	16,407,005	18,796,269

35.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.20	12.31.19
Income from government securities	3,656,829	6,160,573
Income from foreign currency forward transactions	3,061,714	2,169,298
Income from corporate bonds	1,967,546	3,935,366
Income from call options taken - Prisma Medios de Pago S.A.	497,000	932,562
Income from corporate bonds	80,340	71,803
Income/(loss) from interest rate swaps	73,223	(695,693)
Income from put options taken	13,697	—
Income/(loss) from call options offered	(10)	—
Other	(2,649)	(182)
TOTAL	9,347,690	12,573,727

36.	Net (loss) from writing-down assets carried at amortized cost and at fair value through OCI

	12.31.20	12.31.19
(Loss) from sale of government securities	(2,308,809)	(80,791)
(Loss) from sale of corporate bonds	(1,049)	(1,560)
TOTAL	(2,309,858)	(82,351)

37.	Foreign exchange and gold gains (losses)

	12.31.20	12.31.19
Income from purchase-sale of foreign currency	6,048,423	15,016,074
Conversion of foreign currency assets and liabilities into pesos	179,302	(316,197)
TOTAL	6,227,725	14,699,877

38.	Other operating income

	12.31.20	12.31.19
Adjustments and interest on miscellaneous receivables	1,882,344	1,729,851
Rental of safe deposit boxes	1,122,188	961,725
Loans recovered	948,407	872,367
Allowances reversed	684,730	76,161
Debit and credit card commissions	266,805	1,000,888
Punitive interest	103,816	290,445
Income from sale of non-current assets held for sale (Note 16)	—	5,202,018
Other operating income	1,269,299	7,479,274
TOTAL	6,277,589	17,612,729

39.	Personnel benefits

	12.31.20	12.31.19
Salaries	12,951,727	13,364,230
Social security withholdings and collections	3,535,606	3,901,108
Other short-term personnel benefits	2,778,210	4,028,583
Personnel compensation and bonuses	436,790	719,905
Personnel services	433,919	496,513
Termination personnel benefits (Exhibit J)	82,785	4,106
Other long-term personnel benefits	99,910	161,733
TOTAL	20,318,947	22,676,178

40.	Administrative expenses

	12.31.20	12.31.19
Taxes	4,490,270	4,433,658
Maintenance and repair costs	2,226,065	2,034,666
Armored transportation services	2,205,072	3,447,761
Rent (Note 29)	1,876,131	1,334,943
Administrative expenses	1,622,077	1,725,522
Electricity and communications	1,024,242	966,919
Other fees	966,453	944,428
Security services	768,112	658,966
Advertising	718,833	861,349
Insurance	222,001	194,810
Representation and travel expenses	118,790	226,699
Stationery and supplies	68,797	98,409
Fees to Banks Directors and Supervisory Committee	60,188	22,247
Other administrative expenses	2,452,594	2,101,497
TOTAL	18,819,625	19,051,874

41.	Depreciation and amortization

	12.31.20	12.31.19
Depreciation of property and equipment (Exhibit F and Note 18)	3,026,203	4,242,671
Amortization of rights of use of leased real property (Exhibit F and Note 18)	695,110	766,294
Amortization of intangible assets (Exhibit G and Note 19)	308,544	686,628
Depreciation of other assets	36,124	32,941
TOTAL	4,065,981	5,728,534

42.	Other operating expenses

	12.31.20	12.31.19
Turnover tax	8,116,846	10,866,557
Reorganization expenses (Exhibit J)	2,858,723	3,188,547
Other allowances (Exhibit J)	1,542,684	10,345,317
Initial loss of loans below market rate	1,083,952	2,069,566
Contribution to the Deposit Guarantee Fund (Note 50)	696,691	824,817
Interest on lease liabilities (Note 29)	373,512	432,547
Claims	85,793	229,208
Other operating expenses	1,662,299	1,965,111
TOTAL	16,420,500	29,921,670

43.	Fair values of financial instruments

a)            Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	942,761	942,761	541,977	400,784	—
Derivative instruments	3,877,749	3,877,749	—	2,695,749	1,182,000
Other financial assets	1,471,868	1,471,868	1,471,868	—	—
Other debt securities	120,603,886	120,603,886	1,828,682	118,775,204	—
Financial assets pledged as collateral	6,939,966	6,939,966	118,495	6,821,471	—
Investments in equity instruments	3,983,733	3,983,733	290,274	28,499	3,664,960
Financial liabilities
Derivative instruments	188,694	188,694	—	188,694	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	5,622,562	5,622,562	—	5,622,562	—
Derivative instruments	4,148,248	4,148,248	—	3,215,686	932,562
Other financial assets	1,329,517	1,329,517	1,329,517	—	—
Other debt securities	61,505,436	61,505,436	1,667,766	59,837,670	—
Financial assets pledged as collateral	46,562	46,562	46,562	—	—
Investments in equity instruments	2,798,861	2,798,861	194,999	37,260	2,566,602
Financial liabilities
Liabilities at fair value through profit or loss	790,707	790,707	790,707	—	—
Derivative instruments	4,183,526	4,183,526	—	4,183,526	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value
Financial assets
Debt securities at fair value through profit or loss	15,724,084	15,724,084	113,114	15,610,970
Derivative instruments	1,238,597	1,238,597	—	1,238,597
Other financial assets	855,942	855,942	855,942	—
Other debt securities	49,723,654	49,723,654	209,776	49,513,878
Financial assets pledged as collateral	2,257,219	2,257,219	—	2,257,219
Investments in equity instruments	271,289	271,289	249,894	21,395
Financial liabilities
Liabilities at fair value through profit or loss	1,449,810	1,449,810	340,731	1,109,079
Derivative instruments	2,884,371	2,884,371	—	2,884,371

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say, its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the security).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume.

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills, together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which include futures and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

b)            Transfers between hierarchy levels

b.1) Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	12.31.20	12.31.19
Argentine Bond in Pesos adjusted by CER due 2021	62,700	142,429

The bond was transferred because it had not been listed on the market the number of days necessary to be considered Level 1.

b.2) Transfers from Level 2 to Level 1

No transfers from Level 2 to Level 1 have occurred as of December 31, 2020 and December 31, 2019.

b.3) Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable input data: the last quoted market price (Mercado Abierto Electrónico – MAE), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable for the BADLAR rate published at the BCRA's web site, the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists in considering the reference market prices of MAE.

For Argentine Treasury Bonds and Bills, prices are captured from MAE. If bonds have not traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest. In the absence of market prices since their issuance, they are valued by technical value.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows using the interest rate, according to the curve estimated on the basis of fixed-rate peso-denominated bonds and bills issued by the Argentine Government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was calculated on the basis of the valuation report prepared by an independent appraiser, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 and net of the collection of dividends (Note 16).

The most relevant non-observable inputs include:

•         Pro forma EBITDA and Free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees);

•         Minority discount rate (equivalent to 1 / (1 + control premium) -1);

•         WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.; and

•         g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of pesos
		(g – annual)
		2.00%	3.00%	4.00%
WACC	97.5%	52,020.5	54,950.5	58,413.1
	100.0%	51,368.3	54,254.2	57,664.8
	102.5%	50,727.0	53,569.7	56,929.2

The valuation scenario considers a WACC equals to 100% and a "g" level of 3%.

Premiums on Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on non-observable significant data. The income (loss) from the asset measured at fair value on the basis of non-observable input data is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company's projected cash flows and financial indebtedness as of year-end (34 months as of the date of the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input data used in the pricing model include:

-	Monthly volatility (sensibility to volatility ranging from 10%, 12%, 15% and 20%)
-	Notional exercise price. This price is seven times the expected EBITDA for the third year. This EBITDA is calculated considering the expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned non-observable input data may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.0%	15.0%	20.0%
EBITDA	95%	1.08	1.16	1.26	1.42
	100%	1.26	1.31	1.42	1.59
	105%	1.43	1.48	1.58	1.75

The valuation scenario considers EBITDA at 100% and volatility at 12%, with a fair value equal to 1,182,000 based on the position held by the Entity in Prisma Medios de Pago S.A.

b.4) Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and ending balances of Level 3 fair values:

	12.31.20	12.31.19
Balance at the beginning of the fiscal year	3,499,164	—
Investments in equity instruments – Prisma Medios de Pago S.A.	2,147,795	2,566,602
Derivatives - Written put options - Prima Medios de Pago S.A.	497,000	932,562
Dividends collected	(452,277)	—
Monetary gain (loss) generated by assets at fair value	(844,722)	—
Balance at year-end	4,846,960	3,499,164

c)                 Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•         Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•         Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (non-observable input) that expresses the added value or additional cost necessary to dispose of the asset.

•         Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

As of December 31, 2020, the level of significance of non-observable inputs used to determine the fair value hierarchy of deposits, loans and other financing measured at amortized cost has been revised, resulting in an increased exposure classified as Level 3.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Cash and deposits in banks	152,108,615	(1)	—	—	—
Repo transactions	49,187,908	(1)	—	—	—
Other financial assets	8,572,811	(1)	—	—	—
Loans and other financing
Non-financial government sector	511	(1)	—	—	—
BCRA	6,005	(1)	—	—	—
Other financial institutions	1,755,198	1,210,193	—	—	1,210,193
Non-financial private sector and residents abroad	277,757,263	275,229,874	—	—	275,229,874
Financial assets pledged as collateral	10,972,890	(1)	—	—	—
Financial liabilities
Deposits	478,223,264	473,797,890	—	1,677,826	472,120,064
Other financial liabilities	39,226,721	(1)	—	—	—
Financing received from the BCRA and other financial institutions	9,626,028	9,870,481	—	4,813,284	5,057,197
Corporate bonds issued	1,168,782	1,137,658	—	1,137,658	—

(1) The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value
Financial assets
Cash and deposits in banks	212,733,025	(1)	—	—
Repo transactions	—	(1)	—	—
Other financial assets	5,056,200	(1)	—	—
Loans and other financing
Non-financial government sector	624	(1)	—	—
BCRA	23,695	(1)	—	—
Other financial institutions	6,932,388	5,828,300	—	5,828,300
Non-financial private sector and residents abroad	258,893,139	257,142,983	—	257,142,983
Financial assets pledged as collateral	8,017,657	(1)	—	—
Financial liabilities
Deposits	400,236,798	397,728,689	—	397,728,689
Repo transactions	—	—	—	—
Other financial liabilities	39,242,734	(1)	—	—
Financing received from the BCRA and other financial institutions	8,371,111	8,326,413	—	8,326,413
Corporate bonds issued	9,964,232	9,889,945	—	9,889,945

(1) The fair value is not reported as it is considered similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value
Financial assets
Cash and deposits in banks	207,554,883	(1)	—	—
Repo transactions	26,934,817	(1)	—	—
Other financial assets	19,345,121	(1)	—	—
Loans and other financing
Non-financial government sector	434	(1)	—	—
BCRA	802	(1)	—	—
Other financial institutions	20,180,187	19,989,129	—	19,989,129
Non-financial private sector and residents abroad	360,107,265	350,621,586	—	350,621,586
Other debt securities	285	(1)	—	—
Financial assets pledged as collateral	7,592,327	(1)	—	—
Financial liabilities
Deposits	543,485,411	538,042,302	—	538,042,302
Repo transactions	29,992	(1)	—	—
Other financial liabilities	59,036,566	(1)	—	—
Financing received from the BCRA and other financial institutions	11,576,256	(1)	—	—
Corporate bonds issued	5,180,607	5,051,517	—	5,051,517

(1) The fair value is not reported as it is considered similar to its accounting value.

44.	Segment reporting

Basis for segmentation

As of December 31, 2020, 2019 and 2018, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of December 31, 2020, 2019 and 2018:

Group (banking activity) (1)	12.31.20	12.31.19	12.31.18
Loans and other financing	279,518,977	265,849,846	380,288,688
Corporate banking (2)	33,152,112	52,378,973	109,314,421
Small and medium companies (3)	88,062,235	59,814,137	109,707,798
Retail	158,304,630	153,656,736	161,266,469
Other assets	409,451,416	348,964,580	377,729,849
TOTAL ASSETS	688,970,393	614,814,426	758,018,537
Deposits	478,223,264	400,236,798	543,485,411
Corporate banking (2) (3)	91,105,915	33,391,167	62,133,326
Small and medium companies (2) (3)	101,543,218	92,791,600	103,122,598
Retail	285,574,131	274,054,031	378,229,487
Other liabilities	105,990,086	111,306,340	123,126,805
TOTAL LIABILITIES	584,213,350	511,543,138	666,612,216

(1)	It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the consolidated Statement of Income, considering that it is the measure used by the Entity's highest authority in making decisions on the allocation of resources and performance evaluation.

45.	Subsidiaries

Pursuant to amendments made to the shareholders’ agreements, the Bank has acquired the power to direct the relevant activities of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. since July 1, 2019. Considering the guidelines set out under IFRS No. 10, the Entity concluded that it has power on such companies effective since the aforementioned date. Therefore, these financial statements include consolidated information with these companies since the date on which the Entity has taken over control over them.

Below is the information on the Bank's subsidiaries:

		Interest as of
Name	Registered office (country)	12.31.20	12.31.19	12.31.18
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
BBVA Francés Valores S.A.	Argentina	—	—	96.9953%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%	—
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%	—
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%	95.0000	% (1)

(1) The Entity has a 95% direct interest in the Company and a 4.8498% indirect interest through BBVA Francés Valores S.A.

46.	Related parties

a)     Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

b)    Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	12.31.20	12.31.19
Fees	50,741	20,339
Total	50,741	20,339

b.2) Profit or loss from transactions and balances with key management personnel

	Balances as of			Profit or loss
	12.31.20	12.31.19	12.31.19	12.31.20	12.31.19
Loans
Credit cards	4,975	6,287	6,088	1,131	1,484
Overdrafts	30	5	40	—	—
Loans	1,190	1,713	2,756	255	378
Deposits	32,673	25,133	63,488	1,075	1,628

Loans are granted on an arm’s length basis. As of December 31, 2020, and as of December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

	Balances as of			Profit or loss
Parent	12.31.20	12.31.19	12.31.18	12.31.20	12.31.19
Cash and deposits in banks	1,168,271	621,390	543,472	—	—
Derivative instruments (Assets) (1)	—	886,425	48,540	—	—
Financial assets pledged as collateral (2)	—	735,992	—	—	—
Other financial assets (2)	2,131	—	649,299	—	—
Liabilities at fair value through profit or loss (2)	—	—	660,528	—	—
Other non-financial liabilities	7,061,795	480,355	107,428	721,876	398,135
Derivative instruments (Liabilities) (1)	11,618	1,634,234	107,223	385,850	9,569
Off-balance sheet balances
Securities in custody	63,028,083	77,454,929	119,362,844	—	—
Derivative instruments	925,000	15,269,110	10,832,496	—	—
Sureties grantes	2,656,720	962,230	1,243,151	5,956	3,254
Guarantees received	3,725,274	38,612	1,502,943	—	—

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).
(2) These transactions do not generate profit or loss.

	Balances as of			Profit or loss
Subsidiaries	12.31.20	12.31.19	12.31.18	12.31.20 (1)	12.31.19
Loans and other financing	4,354,755	2,812,762	5,882	1,588,342	1,264,384
Other financial assets	177	241	794	—	334
Deposits	305,252	65,598	532,851	2,482	149,738
Non-financial liabilities	23	1,649	—	1,360	2,568
Financing received	—	238,833	—	9,878	30,743
Derivative instruments (Liabilities)	—	—	—	—	4,119
Other operating income	—	—	—	8,652	9,215
Off-balance sheet balances
Securities in custody	1,471,868	1,329,549	906,757	—	—
Sureties granted	281	383	589	—	—

	Balances as of			Profit or loss
Associates	12.31.20	12.31.19	12.31.18	12.31.20	12.31.19(1)
Cash and deposits in banks	934	400	147	—	—
Loans and other financing	72,447	2,427,370	11,986,915	1,480,274	2,807,733
Debt securities at fair value through profit or loss	5,189	22,847	105,548	76,902	71,709
Other financial assets	73,320	—	338,482	—	—
Deposits	614,636	509,749	312,755	5,985	11,203
Liabilities at fair value through profit or loss	—	—	468,770	—	—
Other financial liabilities	—	—	78,305	—	—
Other non-financial liabilities		—	—	—	3,322
Financing received	887,068	272,877	—	2,741	14,932
Derivative instruments (Liabilities)	—	188,207	800,012	57,445	632,839
Corporate bonds issued	—	212,299	241,393	24,552	69,827
Other operating income	—	—	—	41,357	61,180
Off-balance sheet balances
Interest rate swaps	—	1,815,229	4,951,849	—	—
Securities in custody	1,516,130	1,715,124	1,059,867	1,801	2,519
Guarantees received	14,204	—	594	—	—
Sureties granted	443	24,891	49,978	137	781
Secured loans	—	—	—	—	—

(1) It includes PSA Finance Argentina Compañía Financiera S.A., and Volkswagen Financial Services Compañía Financiera S.A. over which the Entity acquired control effective July 1, 2019. Accordingly, such entities have been considered as “Subsidiaries” since such date. Until such date, they were disclosed as “Associates”.

Transactions have been agreed upon on an arm’s length basis. As of December 31, 2020 and 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Financial instruments risks

47.1 Risk policies of financial instruments

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Argentina expresses the levels and types of risk the Entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Argentina uses a management model with two guiding principles for the decision-making process:

•	Prudential analysis: related to the management of the various risks acknowledged by the Entity.
•	Anticipation: it refers to the capacity to make decisions foreseeing relevant changes in the environment, the competition and customers that may have an impact in the mid-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the Entity’s risk profile and the market.

Along this line, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These organizations periodically review credit, financial and operational risks, which may potentially affect the success of BBVA Argentina's activities, and place special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure in place, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

•       Risk Management

•       Committees

•       Control and Reporting Units

•       Cross-Control Areas

Risk Management

This area is independent from business units. It is in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), financial and non-financial risk management, by following-up and controlling their proper application and by proposing the actions necessary to keep the quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

- Active management throughout the risk lifetime.

- Clear processes and procedures.

- Integrated management of all risks through identification and quantification.

- Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Argentina has an agile and proper structure of committees in charge of managing various risks.

Control and Reporting Units:

Control and monitoring areas are in charge of giving cohesion to credit risk management, and of ensuring that all other risks critical to the Entity are managed in accordance with the established standards.

The main responsibilities of Internal Risks Control are: ensuring there is a proper internal regulatory framework, as well as processes and measures defined for each type of risk; controlling their application and operation; and ensuring the existence of a control environment and its proper implementation and operation are assessed.

The area has a Model Validation team in charge of verifying whether BBVA Argentina's internal risk statistical models are adequate for use, and issuing a grounded and updated opinion on proper use of such models.

The Reporting area is in charge of controlling procedures for risk rating and credit limit requirements; provisioning; determining the risk quota for each segment of economic activity and type of financing; and assessing and following-up fundamental metrics setting forth, in quantitative terms, the principles and general risk profile in the statement of Risk Appetite. In addition, it is in charge of generating reports to support Risk Management’s decisions in compliance with internal and control organizations’ credit policies, as well as of reviewing processes and proposing alternatives.

Cross-Control Areas

The Entity also has cross-control areas for business and support units, such as: Internal Audit, Regulatory Compliance, and Internal Control.

Risk Appetite

Risk Appetite is a key element in financial institutions' management, providing a comprehensive framework for the Entity to determine the risks and level of risks it is willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

Risk Appetite is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress test program, within the Entity's general risk management.

Stress test means the evaluation of the Entity's financial position under an adverse but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as liquidation risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor's or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Argentina defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies, and governments due to the incidence of economic, political, and social events occurring in a foreign country.

Strategy and processes

BBVA Argentina develops a credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted, and the necessary practices and procedures to carry out those activities.

Additionally, Risk Management annually develops, together with the rest of the Group's management departments, a budget process, including the main variables of credit risk:

-               Expected growth per portfolio and product.

-               Changes in the default ratio.

-               Changes in write-off portfolios.

Thus, the expected standard credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risk Follow-Up Committees to take the necessary measures.

Admission

BBVA Argentina has credit risk admission policies in place, whereby the criteria for obtaining quality assets, establishing risk tolerance levels, and aligning credit activities with the strategy of BBVA Argentina are defined.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, as the admission stage is not the end of the process. Follow-up is as important as decision-making, since risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-               Follow-up on the limit granted: Since customer profiles vary over time, the limits of products hired are periodically reviewed for the purpose of broadening, reducing, or suspending the limit assigned, based on the risk situation.

-               Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer's situation (position of assets and liabilities, and relationship). Likewise, there is a periodic follow-up on the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-               Follow-up on rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-               Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management, and forecasting future behavior.

Additionally, the following functions shall be carried out:

-               Follow-up on specific customers.

-               Follow-up on products.

-               Follow-up on units (branches, areas, channels).

-               Other follow-up actions (samples, control of admission process and risk management, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up on products, units and other follow-up actions are supplementary to the specific follow-up on customers.

Recovery

BBVA Argentina has Recovery areas which are part of its Retail and Wholesale Risk divisions. The role of these areas is mitigating the severity of credit portfolios, of both the Bank and companies related to the Entity, as well as contributing to the Bank's results, directly through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Scope and nature of information and/or risk measurement systems

BBVA Argentina has several tools that are used in credit risk management for effective risk control and process facilitation.

Additional information on the credit quality of assets

Exposure to credit risk

The Group’s exposure to credit risk of loans and overdrafts as per IFRS 9 with allocation by stage according to the classification of assets as of December 31, 2020 and 2019 is as follows:

Exposure to credit risk	December 31, 2020	Stage 1	Stage 2	Stage 3
Financial assets at amortized cost	276,709,368	232,262,477	39,214,431	5,232,460
Wholesale	120,159,246	105,743,682	11,501,393	2,914,171
- Company Banking	65,287,692	59,252,319	4,658,102	1,377,271
- Corporate and investment banking	51,026,271	42,983,575	6,615,922	1,426,774
- Local and International	3,539	3,186	9	344
- SMEs	3,841,744	3,504,602	227,360	109,782
Retail	156,550,122	126,518,795	27,713,038	2,318,289
- Overdrafts	397,966	224,119	58,893	114,954
- Credit cards	108,390,974	87,348,378	20,065,917	976,679
- Consumer loans	27,678,973	21,409,918	5,126,960	1,142,095
- Pledge loans	1,517,901	1,408,529	75,158	34,214
- Mortgage loans	18,561,052	16,125,462	2,385,293	50,297
- Finance leases	2,662	1,838	805	19
- Other	594	551	12	31
Financial assets at fair value through OCI	3,875	3,875	—	—
- Debt securities	3,875	3,875	—	—
Total financial assets	276,713,243	232,266,352	39,214,431	5,232,460
Loan commitments and financial guarantess	62,527,175	57,622,393	4,895,830	8,952
Wholesale	15,103,722	14,192,903	903,181	7,638
- Company Banking	4,696,427	4,509,965	180,282	6,180
- Corporate and investment banking	5,681,763	5,464,505	216,776	482
- Local and International	4,215,983	3,730,436	485,547	—
- SMEs	509,549	487,997	20,576	976
Retail	47,423,453	43,429,490	3,992,649	1,314
- Overdrafts	4,971,492	4,874,422	97,011	59
- Credit cards	42,130,673	38,287,465	3,841,953	1,255
- Mortgage loans	289,695	258,729	30,966	—
- Other	31,593	8,874	22,719	—
Total loan commitments and financial guarantees	62,527,175	57,622,393	4,895,830	8,952
Total exposure to credit riks	339,240,418	289,888,745	44,110,261	5,241,412

Exposure to credit risk	December 31, 2019	Stage 1	Stage 2	Stage 3
Financial assets at amortized cost	265,955,466	228,324,568	27,283,654	10,347,244
Wholesale	116,323,547	100,747,633	9,455,416	6,120,498
- Company Banking	67,339,077	58,683,033	2,651,317	6,004,727
- Corporate and investment banking	46,440,763	40,047,352	6,392,613	798
- Local and International	103,011	911	101,549	551
- SMEs	2,440,696	2,016,337	309,937	114,422
Retail	149,631,919	127,576,935	17,828,238	4,226,746
- Overdrafts	637,547	398,166	149,425	89,956
- Credit cards	94,262,459	82,250,081	9,805,991	2,206,387
- Consumer loans	32,285,423	23,650,062	6,783,052	1,852,309
- Pledge loans	1,671,147	1,437,765	192,755	40,627
- Mortgage loans	20,767,134	19,833,847	896,100	37,187
- Finance leases	6,916	6,071	818	27
- Other	1,293	943	97	253
Financial assets at fair value through OCI	93,550	93,550	—	—
- Debt securities	93,550	93,550	—	—
Total financial assets	266,049,016	228,418,118	27,283,654	10,347,244
Loan commitments and financial guarantess	67,672,361	61,008,073	6,619,754	44,534
Wholesale	16,874,379	13,133,774	3,734,472	6,133
- Company Banking	12,256,853	10,592,414	1,660,653	3,786
- Corporate and investment banking	2,346,931	1,030,897	1,315,730	304
- Local and International	1,660,476	1,068,597	591,879	—
- SMEs	610,119	441,866	166,210	2,043
Retail	50,797,982	47,874,299	2,885,282	38,401
- Overdrafts	5,400,667	5,219,511	179,008	2,148
- Credit cards	45,016,865	42,311,309	2,669,303	36,253
- Mortgage loans	336,459	313,579	22,880	—
- Other	43,991	29,900	14,091	—
Total loan commitments and financial guarantees	67,672,361	61,008,073	6,619,754	44,534
Total exposure to credit riks	333,721,377	289,426,191	33,903,408	10,391,778

Information on the credit quality of assets

The Group’s analysis of credit quality of loans and overdrafts under IFRS 9 with allocation of risk as of December 31, 2020 and 2019 is as follows:

Credit Quality		December 31, 2020	December 31, 2019
Wholesale
- Low risk		90,537,443	77,258,688
- Medium risk		26,525,516	35,034,923
- High risk		15,278,200	14,777,684
- Non-performing		2,921,809	6,126,631
Total wholesale		135,262,968	133,197,926
Retail
- Low risk		129,162,253	138,100,720
- Medium risk		68,578,972	54,347,711
- High risk		3,912,747	3,716,323
- Non-performing		2,319,603	4,265,147
Total retail		203,973,575	200,429,901
Debt securities
- Corporate bonds	CCC+	3,875	93,550
Total debt securities		3,875	93,550
Total exposure to credit risk		339,240,418	333,721,377

Credit risk hedging

Risk hedging and/or mitigation policy

Although risk hedges and/or mitigation with additional guarantees are an important factor when granting loans, the main factor to decide is if the customer has sufficient generation of resources to pay for the obligations agreed.

The beneficiary's repayment capacity by generating sufficient resources is above any other consideration. Thus, the risk decision is based on the borrower's payment capacity to timely and duly comply with all the financial obligations assumed, based on income obtained from its customary business or income source, without relying on sureties, guarantors or assets pledged as collateral.

In addition to the policies and follow-ups, BBVA Argentina uses collateral, comfort letters and covenants as risk mitigating tools.

Collateral

Upon assessing collateral, BBVA Argentina carefully analyzes if it is appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Argentina, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: Upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: In this case the guarantors and debtholders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security interest: It includes guarantees based on tangible assets, which are classified as follows:

-          Mortgages: A mortgage does not change the debtor's unlimited liability, who remains fully liable. They are documented pursuant to the Bank's internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

-          Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group's credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group's total risk.

As of December 31, 2020, 2019 and 2018, the Group holds the following contingent transactions:

	12.31.20	12.31.19	12.31.18
Overdrafts and receivables agreed not used	821,063	423,878	1,113,300
Guarantees granted	749,144	689,258	1,210,688
Liabilities related to foreign trade transactions	63,418	1,204,760	295,966
Secured loans	5,175,097	412,672	967,726
	6,808,722	2,730,568	3,587,680

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable, and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Argentina accepts financial institutions (local or foreign), public entities, stock exchange companies, and resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”
-	Preferred Collateral “B”
-	Other collateral (not included in the sections above)

Collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Credit quality of financial assets which are not past due or impaired

The Group relies on certain tools (“scoring” and “rating”) to classify the credit quality of its transactions and customers, based on an assessment and subsequent mapping to probability of default (“PD”) scales. In analyzing the PD performance, the Group relies on certain monitoring tools and historical databases that contain relevant information generated in-house. These tools can be grouped in scoring and rating models. The main difference between both lies in the fact that scoring models are used to assess retail products, while rating models are intended for wholesale banking customers.

The Group calculates these different levels and their associated probabilities of default by reference to rating scales and default rates. These calculations establish the PD levels for the Bank's Master Rating Scale. Even though this scale is common to the whole Group, adjustments (mapping of scores to PD sections / Master Rating Scale levels) are made at the tool level per each country where the Group has tools available.

Financial Risks

Financial Risk applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with follow-up and control on its proper application, and proposing the necessary actions to maintain the quality of risk within the defined risk appetite.

The financial risks management model of BBVA Argentina consists of the Market Risk, Structural Risk and Economic Capital Areas, which are coordinated for risks control and follow-up.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees, in which it participates, created for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities committee (ALCO)
-	Risk Management Committee (RMC)
-	Financial Risks Committee (FRC)

BBVA Argentina has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

Market Risk

BBVA Argentina considers market risk as the likelihood of losing value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

•	Interest rate risk: From exposure to changes in the various interest rate curves.
•	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up on a limit and alert arrangement in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading book managed by the Global Markets unit. The trading book mainly consists of:

Argentine Government Securities.

Argentine Central Bank Bills.

Corporate Bonds.

Foreign exchange spot.

Derivatives (Exchange rate Futures and Forwards).

The following tables show changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.20	12.31.19
Average	226.41	81.60
Minimum	27.42	11.55
Maximum	431.58	273.42
Year-end	225.50	43.57

VaR per risk factors – (in millions of pesos)

VaR interest rate	12.31.20	12.31.19
Average	108.68	71.97
Minimum	6.97	8.26
Maximum	406.57	234.32
Year-end	237.23	43.99

VaR foreign exchange rate	12.31.20	12.31.19
Average	187.62	25.85
Minimum	2.93	0.85
Maximum	377.09	155.02
Year-end	137.98	3.92

Currency risk

The position in foreign currency is shown below:

ACCOUNTS	TOTAL	AS OF 12.31.20 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	12.31.20	Dollar	Euro	Real	Other	12.31.19
Cash and deposits in banks	114,954,079	110,150,269	4,568,050	33,778	201,982	119,371,805
Debt securities at fair value through profit or loss	629	629	—	—	—	226
Other financial assets	2,213,799	2,208,006	5,793	—	—	366,168
Loans and other financing	27,928,286	27,928,211	—	—	75	46,696,681
Non-financial government sector	17	17	—	—	—	191
Other financial institutions	413,392	413,392	—	—	—	666,812
Non-financial private sector and residents abroad	27,514,877	27,514,802	—	—	75	46,029,678
Other debt securities	—	—	—	—	—	10,093,293
Financial assets pledged as collateral	4,716,624	4,716,624	—	—	—	3,095,610
Investments in equity instruments	28,273	28,273	—	—	—	36,946
TOTAL ASSETS	149,841,690	145,032,012	4,573,843	33,778	202,057	179,660,729
LIABILITIES
Deposits	137,441,746	134,734,047	2,707,699	—	—	159,598,906
Non-financial government sector	2,311,577	2,311,577	—	—	—	1,983,367
Financial sector	50,899	50,098	801	—	—	56,554
Non-financial private sector and residents abroad	135,079,270	132,372,372	2,706,898	—	—	157,558,985
Liabilities at fair value through profit or loss	—	—	—	—	—	612,112
Other financial liabilities	10,386,381	9,968,664	380,566	—	37,151	10,465,808
Financing received from the BCRA and other financial institutions	2,260,739	2,260,739	—	—	—	4,153,052
Other non-financial liabilities	1,142,679	1,104,580	21,282	—	16,817	1,691,325
TOTAL LIABILITIES	151,231,545	148,068,030	3,109,547	—	53,968	176,521,203

The notional amounts of the foreign currency forward and forward transactions are reported below:

	12.31.20	12.31.19
Foreign currency forwards
Foreign currency forward purchases - US$	1,011,403	618,497
Foreign currency forward purchases - Euros	—	35
Foreign currency forward sales - US$	978,794	620,956
Foreign currency forward sales - Euros	6,834	1,804

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Argentina.

The process to manage this risk has a limit and alert structure to keep the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

•	Margin at Risk (MaR): It quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst-case scenario of rate curves for a certain level of confidence.
•	Economic Capital (EC): It quantifies the maximum loss which may be recorded in the Entity's economic value under the worst-case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out a sensitivity analysis on the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.20	12.31.19
Year-end	0.38%	0.32%
Minimum	0.17%	0.04%
Maximum	0.47%	1.64%
Average	0.34%	0.77%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.20	12.31.19
Year-end	0.92%	0.82%
Minimum	0.56%	0.58%
Maximum	0.92%	2.20%
Average	0.81%	1.48%

Liquidity and financing risk

Liquidity risk is defined as the possibility that the Entity may not efficiently meet its payment obligations, without incurring significant losses that may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Argentina is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the Entity's reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the risk appetite and the business strategy defined and approved by the Board of Directors. In the medium and long term, such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets, and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): It measures the relationship between the net credit investment and the customers’ stable resources and is set forth as the key metric of risk appetite. The goal is to preserve a stable financing structure in the medium and long term.

LCR (Liquidity Coverage Ratio): It measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Argentina, as established in the regulations issued by the BCRA, “A” 5693, calculates the liquidity coverage coefficient daily.

Changes in LCR ratios are summarized below:

	12.31.20	12.31.19
LCR	314%	413%

Concentration of deposits as of December 31, 2020 and 2019 is exposed in Exhibit H to these consolidated financial statements.

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total contractual amounts to their due date, as of December 31, 2020, 2019 and 2018:

	Assets - Exhibit D (*)		Liabilities - Exhibit I (*)
	12.31.20	12.31.19	12.31.20	12.31.19
Up to 1 month	141,716,796	135,797,587	473,165,815	415,394,814
From 1 to 3 months	37,208,495	36,288,151	26,150,054	32,989,897
From 3 to 6 months	30,735,275	19,850,272	31,502,743	11,823,481
From 6 to 12 months	33,137,133	26,432,729	2,818,747	7,815,160
From 12 to 24 months	33,794,545	37,925,667	2,142,351	1,595,696
More than 24 months	43,647,597	57,062,231	4,245,245	5,031,776
TOTAL	320,239,841	313,356,637	540,024,955	474,650,824

(*) The figures of this chart include the amounts for interest accrued and to be accrued. For floating-rate instruments, interest were calculated using the current rate.

In addition, the Bank has issued financial guarantees and credit commitments with the following breakdown by term considering their maturity date as of December 31, 2020 and 2019:

	12.31.2020	12.31.2019
Up to 1 month	207,111,405	232,513,084
From 1 to 3 months	700,808	2,756
From 3 to 6 months	916,901	335,854
From 6 to 12 months	2,816,669	164,735
From 12 to 24 months	184,331	528,973
More than 24 months	635,499	375,240
	212,365,613	233,920,642

The amounts of the Group's financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date are disclosed below:

Financial assets	12.31.20	12.31.19
Debt securities at fair value through profit or loss	1,297	96,673
Loans and other financing	77,442,142	94,987,898
Other debt securities	28,561,463	142,429
Total	106,004,902	95,227,000
Financial liabilities
Deposits	20,630	128,793
Other financial liabilities	4,326,274	5,642,384
Financing received from the BCRA and other financial institutions	1,708,917	670,727
Coporate bonds issued	331,775	185,568
Total	6,387,596	6,627,472

47.2   Exposure to credit risk and allowances

As a consequence of the change in the calculation method for financial assets impairment described in Note 5.4.f), the Board of Directors has considered it appropriate to disclose in these financial statements information related to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets):

	Stage 1	Stage 2		Stage 3
Exposure at default - Credit Investment		Collective	Individual	Collective	Individual	Total
Balances as of 12.31.19	228,418,118	24,918,316	2,365,338	5,179,475	5,167,769	266,049,016
Inter-stage transfers:
From stage 1 to stage 2	(89,843,239)	90,246,428	130,244	—	—	533,433
From stage 2 to stage 1	58,785,727	(56,981,348)	(40,271)	—	—	1,764,108
From stage 1 or 2 to stage 3	(623,286)	(5,661,078)	(1,991,808)	7,212,996	2,043,568	980,392
From stage 3 to stage 1 or 2	748,843	757,471	(1,415)	(1,759,953)	(37,570)	(292,624)
Changes without inter-stage transfers	(49,130,164)	(8,905,478)	3,746,774	2,349,827	(3,333,447)	(55,272,488)
New originated financial assets	370,934,850	21,179,866	1,335,605	534,402	6,300,218	400,284,941
Reimbursements	(222,334,088)	(25,191,942)	(647,298)	(5,097,580)	(3,738,346)	(257,009,254)
Write-offs	—	8	—	(4,308,513)	(3,781,493)	(8,089,998)
Foreign exhange differences	8,211,482	4,811,685	555,724	38,810	730,732	14,348,433
Inflation adjustment	(72,901,891)	(10,211,088)	(1,201,302)	(1,414,704)	(853,731)	(86,582,716)
Balances as of 12.31.20	232,266,352	34,962,840	4,251,591	2,734,760	2,497,700	276,713,243

	Stage 1	Stage 2		Stage 3
Exposure at default - Contingent		Collective	Individual	Collective	Individual	Total
Balances as of 12.31.19	61,008,073	6,429,186	190,568	44,527	7	67,672,361
Inter-stage transfers:
From stage 1 to stage 2	(14,213,063)	13,217,852	—	—	—	(995,211)
From stage 2 to stage 1	9,897,551	(8,851,105)	(125)	—	—	1,046,321
From stage 1 or 2 to stage 3	(35,683)	(46,932)	(631)	46,915	1,491	(34,840)
From stage 3 to stage 1 or 2	61,570	17,036	8	(60,330)	(398)	17,886
Changes without inter-stage transfers	4,711,634	(799,987)	(119,029)	(6,085)	(512)	3,786,021
New originated financial assets	33,940,652	3,159,203	99,143	2,323	—	37,201,321
Reimbursements	(20,744,486)	(6,746,419)	(24,810)	(13,662)	(35)	(27,529,412)
Write-offs	—	—	—	(55)	(6)	(61)
Foreign exhange differences	851,390	235,129	10,931	—	—	1,097,450
Inflation adjustment	(17,855,245)	(1,820,204)	(53,984)	(5,175)	(53)	(19,734,661)
Balanes as of 12.31.20	57,622,393	4,793,759	102,071	8,458	494	62,527,175

	Stage 1	Stage 2		Stage 3
Allowances - Credit Investment		Collective	Individual	Collective	Individual	Total
Balances as of 12.31.19	5,048,896	2,453,201	243,784	3,781,738	4,051,588	15,579,207
Inter-stage transfers:
From stage 1 to stage 2	(2,761,697)	10,077,027	26,802	—	—	7,342,132
From stage 2 to stage 1	1,701,224	(5,737,846)	(4,639)	—	—	(4,041,261)
From stage 1 or 2 to stage 3	(34,903)	(1,825,985)	(631,921)	4,234,688	1,048,133	2,790,012
From stage 3 to stage 1 or 2	19,537	74,099	(1,395)	(1,029,470)	(38,196)	(975,425)
Changes without inter-stage transfers	(1,603,360)	(157,964)	816,969	3,834,875	(2,635,527)	254,993
New originated financial assets	11,833,561	2,549,016	144,135	319,316	6,331,742	21,177,770
Reimbursements	(7,985,950)	(3,341,533)	(78,243)	(4,446,033)	(3,348,194)	(19,199,953)
Write-offs	—	—	—	(3,415,408)	(3,882,490)	(7,297,898)
Foreign exhange differences	408,169	500,039	81,381	33,184	711,973	1,734,746
Inflation adjustment	(1,445,309)	(922,235)	(196,226)	(1,053,675)	(680,822)	(4,298,267)
Balances as of 12.31.20	5,180,168	3,667,819	400,647	2,259,215	1,558,207	13,066,056

	Stage 1	Stage 2		Stage 3
Allowances - Contingent		Collective	Individual	Collective	Individual	Total
Balances as of 12.31.19	729,461	455,615	15,286	32,691	207	1,233,260
Inter-stage transfers:
From stage 1 to stage 2	(334,616)	1,245,196	—	—	—	910,580
From stage 2 to stage 1	271,538	(782,637)	(255)	—	—	(511,354)
From stage 1 or 2 to stage 3	(1,839)	(7,260)	(1,014)	30,038	2,539	22,464
From stage 3 to stage 1 or 2	1,938	1,455	54	(42,104)	(774)	(39,431)
Changes without inter-stage transfers	151,333	(77,704)	(523)	(2,846)	(68)	70,192
New originated financial assets	827,366	220,711	12,212	2,055	—	1,062,344
Reimbursements	(461,805)	(578,507)	(3,542)	(8,879)	(160)	(1,052,893)
Write-offs	—	—	—	(45)	(128)	(173)
Foreign exhange differences	30,490	10,558	1,285	—	—	42,333
Inflation adjustment	(233,665)	(127,794)	(7,393)	(3,559)	(317)	(372,728)
Balances as of 12.31.20	980,201	359,633	16,110	7,351	1,299	1,364,594

Measurement of expected credit loss

IFRS 9 requires determining the expected credit loss (ECL) of a financial instrument in a way that reflects an unbiased estimate, the time value of money and a forward looking perspective (including the economic forecast).

Therefore, the recognition and measurement of ECL is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk parameters adjusted by macroeconomic scenarios

ECL must include forward-looking macroeconomic information. The Group uses the credit risk parameters probability of default (PD), loss-given default (LGD) and exposure at default (EAD) in order to calculate the ECL for the credit portfolios.

The Group´s methodological approach in order to incorporate the forward-looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

-	Step 1: Analysis and transformation of time series data.
-	Step 2: For each dependent variable, find conditional forecasting models that are economically consistent.
-	Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters are:

-	The net income of families, corporations or public administrations.
-	The payment amounts on outstanding loans’ principal and interest.

The Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the two variables can be used, and only core macroeconomic indicators should be selected as first choice: for a) using Real GDP Growth can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs; for b) using the most representative short term interest rate or exchange rates expressed in real terms.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity, but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of ECL by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research team produces forecasts of macroeconomic variables under a baseline scenario, which are used in the rest of the related processes of the Group, such as budgeting, the internal capital adequacy assessment process (ICAAP) and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research team produces alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

For each of the macro-financial variables (GDP or interest rate or exchange rate), the BBVA Research team produces three scenarios.

Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach of the Group consists in using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting) and then applying upside and downside scenarios by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that, in general, it is expected that the effect of the overlay will increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

COVID-19 Impact

During the pandemic-related lockdown, the BCRA and the government issued several communications and decrees, pursuant to which customers within the portfolio of non-card financings benefitted from the deferral of unpaid installments from April 2020 up to the final loan maturity.

The table below summarizes the loan portfolio affected by the aforementioned measures and the related impact on contractual cash flows:

	Affected portfolio	Loss from changes in contractual cash flows
UVA-indexed mortgage loans	16,568,485	(451,177)
UVA-indexed pledge loans	338,749	(7,118)

Concerning credit cards, outstanding balances as of April 2020 and September 2020 were required to be rescheduled in nine equal and consecutive installments, with a three-month grace period. The due date deferral did not result in stage improvements in any case.

The parameters of the ECL measurement model were not affected. The impact of the COVID-19-related measures was reflected through specific adjustments.

Refinancing and restructuring agreements

Policies and principles on refinancing and restructuring agreements

The Group enters into refinancing and restructuring agreements with customers who so request in order to help them repay their outstanding loans, if these customers are or expect to be in financial distress to honor their future loan payments.

The basic goal of a refinancing or restructuring agreement is helping customers achieve financial health over time, by adjusting the repayment schedule of their loans borrowed from the Group to their new cash flow generation capacity. The use of refinancing or restructuring agreements for other purposes, such as deferring loss recognition, is contrary to the Group's policies.

The Group's refinancing and restructuring policies are based on the following general principles:

A refinancing or restructuring agreement will be authorized on the basis of the customer's capacity to fulfill the new instalment plan. The first step in doing so is identifying the root-cause of the financial distress, followed by an analysis of the customer's feasibility, including an updated review of that customer's financial situation, payment capacity and cash generation ability. If the customer is a business, the analysis will also cover the industry in which it operates.

To the extent possible, the Group will try to secure new guarantees and/or guarantors of demonstrable creditworthiness to provide further support to the agreement. An essential part of this process is reviewing the effectiveness of the new and original guarantees.

This analysis is carried out from the customer's or the group's overall perspective.

Generally, refinancing and restructuring agreements do not increase the amount of a customer's loan, except for the expenses associated to the agreement itself.

Loan refinancing and restructuring decisions are not delegated to branches, but are rather made by the pertinent risk units.

Decisions are periodically reviewed to check whether they are fully consistent with the applicable refinancing and restructuring policies.

For retail customers (individuals), the main goal of the Group's loan refinancing and restructuring policy is preventing a default due to the customer's temporary liquidity problems, by implementing structural solutions that do not increase the customer's outstanding loan balance. The required solution is customized to each particular case, offering facilities to repay the loan in accordance with the following criteria:

-	Restructuring/refinancing feasibility analysis based on the customer's payment willingness and capacity, which may be impaired but not nil. Therefore, the customer should at least repay interest on the agreement in all cases. No agreement may be entered into if that agreement provides a grace period for both principal and interest.
-	Loan refinancing and restructuring agreements are only allowed when the loans were originally subscribed by the Group.
-	Customers subject to refinancing and restructuring agreements are excluded from marketing campaigns of any kind or nature.

Within the context of a refinancing and restructuring arrangement, cure period is defined as the 1-year term following the later of:

-	The time at which the restructuring measures are to be postponed;
-	The time at which the exposure has been classified as defaulted; or
-	The end of the grace period included in the restructuring agreements.

In addition, this period may not be shorter than the period during which the customer has made the material payment.

During the cure period, financing arrangements will have assigned a 100% PD and will be classified in Stage 3.

At the end of the Stage 3 cure period, the original contract refinancing or restructuring arrangement will be transferred to Stage 2 for two additional years.

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall annually set aside 20% of the year's profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings,” provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated upon the first-time adoption of IFRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings.”

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communications “A” 6768 and “A” 6886, which set forth that as from August 30, 2019, financial institutions are required to have the BCRA’s authorization to distribute their profits allocated to the payment of dividends.

Finally, on March 19, 2020, by means of Communication “A” 6939, the BCRA suspended the distribution of profits by financial institutions until June 30, 2020. Such suspension was subsequently extended until December 31, 2020 by means of Communication "A" 7035 dated June 4, 2020 and Communication “A” 7143 dated October 19, 2020. In addition, on December 17, 2020, by means of Communication "A" 7181, the BCRA extended the suspension until June 30, 2021.  The payment of dividends will be resumed when the aforementioned suspension is overruled and when such payment is formally approved by the BCRA.

49.	Restricted assets

As of December 31, 2020, 2019 and 2018, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	12.31.2020	12.31.2019	12.31.2018
Argentine Treasury Bond adjusted by CER. Maturity 2023	28,202	—	—
Argentine Treasury Bond adjusted by CER. Maturity 2024	64,500	—	—
Argentine Treasury Bond adjusted by CER. Maturity 2021	—	112,737	166,045
Treasury Bills in pesos. Maturity 07-31-2020	—	147,032	—
Treasury Bills in USD.Maturity 05-10-2019	—	—	117,584
	92,702	259,769	283,629

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 17,912,856, 8,064,219 and 9,849,546 as of December 31, 2020, 2019 and 2018, respectively (see Note 14).

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall monthly contribute to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of December 31, 2020 and 2019, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 696,691 and 824,817, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from Ps. 450,000 to Ps. 1,000,000, effective March 1, 2019. Furthermore, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 whereby it increased such amount to Ps. 1,500,000, effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.20	12.31.19	12.31.18
Balances at the BCRA
Argentine Central Bank (BCRA) – current account - not restricted	85,945,337	146,289,273	158,126,696
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	4,553,788	3,849,897	2,593,250
	90,499,125	150,139,170	160,719,946
Argentine Treasury Bond in pesos at 22% fixed rate due May 21, 2022	14,479,133	—	—
Argentine Treasury Bond in pesos at fixed rate – Due November 2020	—	9,938,556	14,525,947
BCRA Liquidity Bills	89,885,499	45,009,655	42,309,602
TOTAL	194,863,757	205,087,381	217,555,495

The balances disclosed are consistent with those reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	12.31.20	12.31.19	12.31.18
Credit risk	29,522,630	24,504,510	37,914,659
Operational risk	9,025,959	8,712,818	7,528,411
Market risk	246,474	413,483	194,320
Paid-in	91,762,665	68,056,213	76,396,947
Surplus	52,967,602	34,425,402	30,759,557

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent - Comprehensive” shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The cash contra-account amount includes Argentine Treasury Bonds adjusted by CER due 2024 as of December 31, 2020 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account.” As of December 31, 2020, 2019 and 2018, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

The subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 45,276, through custody account No. 493-0005459481 held at Banco BBVA Argentina S.A. As of December 31, 2020, 2019 and 2018, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

53.	Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2020, 2019 and 2018, the assets of Diagonal Trust amount to 2,427, 3,305 and 5,084, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177, 5,687 and 8,749 as of December 31, 2020, 2019 and 2018, respectively.

In addition, the Entity acts as Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 356,838, 405,620 and 479,824 as of December 31, 2020, 2019 and 2018, respectively, and consist of cash, creditors' rights, real estate and shares.

55.	Mutual funds

As of December 31, 2020, 2019 and 2018, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 28,244,197, 103,373,409 and 35,657,314, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

MUTUAL FUNDS	12.31.20	12.31.19	12.31.18
FBA Renta Pesos	95,872,019	53,271,520	33,264,062
FBA Ahorro Pesos	807,557	629,512	13,199,028
FBA Horizonte	637,644	1,076,784	2,742,616
FBA Calificado	560,801	643,849	798,462
FBA Acciones Argentinas	470,432	482,421	778,403
FBA Acciones Latinoamericanas	444,700	750,225	761,257
FBA Renta Fija Plus	435,297	71,807	460,702
FBA Bonos Argentina	259,330	338,240	8,402,119
FBA Bonos Globales	201,252	274,771	71,622
FBA Renta Fija Dólar Plus	138,900	978,843	3,315,022
FBA Renta Mixta	59,278	24,089	175,909
FBA Horizonte Plus	31,226	104,947	198,161
FBA Retorno Total I	27,703	38,752	120,524
FBA Gestión I	27,442	31,534	—
FBA Renta Pública I	1,624	1,884	2,220
FBA Renta Fija Local	1,624	1,884	2,220
FBA Renta Fija Dólar	—	640,480	7,848,893
FBA Bonos Latam	—	432,495	76,898
FBA Retorno Total II	—	115,722	137,573
FBA Brasil I	—	112,958	2,218
FBA Renta Pública II	—	983	790
FBA Renta Pesos Plus	—	—	33,454
	99,976,829	60,023,700	72,392,153

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual fund manager, authorized by the CNV, which registered that company as a mutual fund management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Supreme Court of Justice. The case has been called for resolution.

•         “Banco Francés S.A. over breach of Law 19359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing the following fines to the following individuals involved:

- Pablo Bistacco and Graciela Alonso - US$ 61,000

- Nestor Bacquer and Hugo Benzan - US$ 76,831 and Euros 9,000

- Mariela Espinosa and Mario Fioritti - US$ 59,800 and Euros 11,500

- Liliana Paz and Alberto Gimenez - US$ 296,000 and Euros 28,000

- Jorge Elizalde and Elizabeth Mosquera - US$ 9,135

- Carlos Barcellini - US$ 4,000

- Carlos Alfonso - US$ 4,000

- Samuel Alaniz - US$ 4,000

- Julian Burgos - US$ 4,000

The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Manager Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Court of Appeals of Mar del Plata, Criminal department, and is awaiting judgment.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

•         “BBVA Banco Francés S.A. over breach of Law 19359". Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Capital management and corporate governance transparency policy
I.	Board of Directors

According to BBVA Argentina S.A.'s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nomination and Remuneration Committee.

Below is a list of the members of the Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history
María Isabel Goiri Lartitegui	Chairman

Business experience: Member of the Board of Directors at Gescobro S.A. and Divarian S.A., and member of the Board of Directors and Vice-chairman at BBVA Uruguay S.A. Chief Risk Officer at Garanti Bank, Turkey. Chief Corporate Risk Management Officer at BBVA in Madrid, Chief Financial Officer at BBVA Compass, Birmingham, USA, Chief Investor Relations Officer at BBVA in Madrid, and Chief Investment Officer at BBVA Asset Management in BBVA, Madrid.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Name	Position	Background and work history
Jorge Delfín Luna	1st Vice-chairman

Business experience: Regular Director at Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A., Board of Directors' Vice-chairman at Banco Francés Foundation; Commercial Banking Director at BBVA Argentina S.A.; member of the Management Committee at BBVA Argentina S.A.; Regional Manager at Citibank; Regional Manager at former Banco Crédito Argentino; General Manager at Easy Bank; General Manager and Vice-chairman at BBVA Uruguay; Chief Corporate Banking and Foreign Trade Officer at BBVA Argentina S.A; Chief Commercial Officer at BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Alfredo Castillo Triguero	2nd Vice-Chairman

Business experience: Chief Risk Officer and Chief Audit Officer at BBVA Bancomer; Executive Vice-chairman, Finance area, at BBVA Banco Provincial de Venezuela; member of the Boards of Directors at several companies of the Financial Group BBVA Bancomer and BBVA Colombia; Executive Vice-chairman of the Finance area at BBVA Banco Ganadero de Colombia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Juan Manuel Ballesteros Castellano	Regular Director

Business experience: Chief Organization Officer at Banco Bilbao Vizcaya Argentaria; and HR Director at Banco Bilbao Vizcaya Argentaria.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Oscar Miguel Castro	Regular Director

Business experience: Regular Director at Molino Agro; Regular Director at Volkswagen Financial Services Compañía Financiera S.A; International Partner at Arthur Andersen, Pistrelli Diaz y Asociados for 20 years, Partner in charge of the Financial Services division for Argentina and Latin America and member of the Executive Committee for Financial Services at Arthur Andersen at a global level; Regular Director at Zurich Argentina Compañía de Seguros S.A. and Zurich Argentina Compañía de Reaseguros S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; member of Banco Francés Foundation; Director of Media and Director of Human Resources and Services, Banco BBVA Argentina S.A.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Name	Position	Background and work history
Adriana María Fernández de Melero	Regular Director

Business experience: Structures and Productivity Manager at Banco BBVA Argentina S.A; HR Development & Planning Manager at Banco Crédito Argentino; HR Administration Manager at BBVA Argentina S.A; Organization and Productivity Manager at BBVA Argentina S.A; Business and Channel Development Manager at BBVA Argentina S.A; Chief Corporate Development and Transformation Officer at BBVA Argentina S.A; member of the Management Committee at BBVA Argentina S.A; advisor to the Chairman and Board of Director at Banco Provincia de Buenos Aires.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Javier Pérez Cardete	Alternate Director

Business experience: Regional Director South and East, Banco Bilbao Vizcaya Argentaria; Territorial Director, Banco Bilbao Vizcaya Argentaria; Risks Manager in Valencia.

Independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gustavo Alberto Mazzolini Casas	Alternate Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordinator Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, Grupo BBVA; Financial Staff Country Monitoring, Grupo BBVA; CFO AdS, Grupo BBVA.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

Gabriel Alberto Chaufán	Alternate Director

Business experience: Chairman at BBVA Consolidar Seguros S.A. and Regular Director at BBVA Uruguay S.A., Chairman of AVIRA; member of the Management Committee at BBVA; Chairman and General Manager at Consolidar ART, Consolidar Seguros, Consolidar Salud, Consolidar Retiro and Consolidar AFJP (the latter undergoing liquidation). Manager of the Pension and Insurance Business; Head of the Pension Business and all insurance lines (Life, P&C, Life Annuities, Health), and Underwriting Manager for the Group.

Not an independent director pursuant to the terms of General Resolution No. 622/13 (as amended in 2013).

II.	Senior Management

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nomination and Remuneration Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.
•	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program.
•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.
•	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.
•	Establish business synergies with the remaining Group companies.
•	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.
•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.
•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation.

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Argentina S.A.; Regular Director, BBVA Consolidar Seguros SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Banco Francés Foundation; Innovation and Development Director, BBVA Argentina S.A.; Director of Mergers, BBVA Argentina S.A.; Planning Director, BBVA Argentina S.A.; Financial Director, BBVA Argentina S.A.; Retail Banking Director, BBVA Argentina S.A.; Director, Credilogros; Director, BBVA Francés Uruguay; Associate Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.

Ernesto R. Gallardo Jimenez	Director of Finance

Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Name	Position	Background and work history
Juan Christian Kindt	Business Development Director

Business experience: Business Execution Manager; Segment and Business Manager; Manager of Business Channels, Telemarketing and Customer Service; Financing and Spending Manager within Commercial Banking; Area Manager for Southern Metropolitan area; Territorial Area Manager for Buenos Aires; Manager of the Comodoro Rivadavia branch at BBVA.

Gustavo Osvaldo Fernández	Talent & Culture Director

Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Argentina S.A.; Media Director, BBVA Argentina S.A.; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Corporate & Investment Banking Director

Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Independent Advisor, Riyadh/ Buenos Aires; General Director, Citigroup Miami; Regional Head for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Leandro Álvarez	Engineering and Data I Director	Business experience: Head of Solutions Development in the Business Development Department at Banco BBVA Argentina S.A.; Deputy Manager of Channels & Application Architecture at Banco BBVA Argentina S.A.; Regional Manager for Latin America of the technological replacement of the systems of the offices of the banks where BBVA has been present (BBVA Aplica SA); Deputy Manager of Channels and Markets at BBVA Francés.
Gerardo Fiandrino	Director of Risks

Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Argentina S.A.; Wholesale and Enterprise Risk Manager, BBVA Argentina S.A.; Admission and Follow-up Manager, BBVA Argentina S.A.; Monitoring and Operation Risk Manager, BBVA Argentina S.A.; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Commercial Director	Business experience: Retail Product Manager, BBVA Argentina S.A.; Manager of Payment and Consumption Services, BBVA Argentina S.A.; Manager of Strategic Alliances and Products, BBVA Argentina S.A.; Marketing Manager, BBVA Argentina S.A.; Commercial Banking Advisor Manager, BBVA Argentina S.A.; Regional Manager, BBVA Argentina S.A.; Branch Manager at Pilar, San Nicolas and Rosario, BBVA Argentina S.A.
Eduardo González Correas	Director of Legal Services	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Argentina S.A.; Deputy Legal Manager of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Argentina S.A.; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.

IV.	Basic ownership structure of Banco BBVA Argentina S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity's common shares as of December 31, 2019, by each entity who, to the best of our knowledge, owns more than 5% of our common shares. These shareholders do not have different voting rights.

	Common shares as of December 31, 2020
Shareholder	Amount	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97
BBV América S.L. (1)	160,060,144	26.13
The Bank of New York Mellon (2)	98,193,558	16.03
ANSES (Administración Nacional de la Seguridad Social)	42,439,494	6.93

(1)	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Argentina's share capital.
(2)	As agent holder of ADSs.

V.	Organizational structure

Estructura Organizativa General

BBVA
Creando Oportunidades

- **DIRECTOR EJECUTIVO**
  Martín Zarich
  - **Gabinete Presidencia** – Tomás Rebagliatti
  - **Comercial** – Gustavo Alonso
  - **Desarrollo de Negocio** – Juan Kindt
  - **Corporate & Investment Banking** – Carlos Elizalde
  - **Finanzas** – Ernesto Gallardo
  - **Ingeniería & Data** – Leandro Alvarez
  - **Riesgos** – Gerardo Fiandrino
  - **Talento & Cultura** – Gustavo Fernández
  - **Relaciones Institucionales** – Hernán Carboni
  - **Cumplimiento** – Mónica Etcheverry
  - **Research** – Marcos Dal Bianco
  - **Servicios Jurídicos** – Eduardo González Correas
  - **Auditoría Interna** – Adolfo Rivera Guzmán

Adolfo Rivera Guzman - Commercial: Gustavo Alonso - Business Development: Juan Kindt - Corporate & Investment Banking: Carlos Elizalde - Finance: Ernesto Gallardo - Engineering & Data: Leandro Alvarez - Risks: Gerardo Fiandrino - Talent & Culture: Gustavo Fernandez - Institutional Relations: H[References: General Manager: Martin Zarich - Chair Cabinet: Tomas Rebagliatti - Audit: ernan Carboni - Compliance: Monica Etcheverry - Research: Marcos Dal Bianco - Legal Services: Eduardo Gonzalez Correas.]

VI.	Committees of the Board of Directors

a) Audit Committee - Law 26831 (CNV / S.E.C.)

The Audit Committee (C.N.V./S.E.C.) of BBVA Argentina is a body mainly made up of independent directors according to the criteria established in the regulations of the CNV, engaged in assisting the Board in evaluating the role and independence of the External Auditor and the Bank’s internal control function. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions approved at the Annual and Extraordinary Shareholders’ Meeting held on April 22, 2004. The Audit Committee also has a Corporate Secretary who also serves as Board of Director’s Secretary. Such rules and regulations have been amended and approved by the Board of Directors at its meeting held on October 30, 2018.

The Audit Committee comprises three (3) regular members of the Board of Directors to be appointed by the Board by a simple majority of votes. The Board may also appoint an Alternate Member.

At the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for meetings, set the agenda, and preside over the meetings.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Shareholders’ Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

•	Give an opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watch for their independence and transparency;
•	Oversee the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;
•	Oversee the application of disclosure policies on the company’s risk management;
•	Provide the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;
•	Give an opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;
•	Give an opinion on the company’s compliance with legal requirements and on the fairness of the terms and conditions of stock or convertible securities, upon a capital increase excluding or restricting preemptive rights;
•	Verify compliance with the applicable code of conduct;
•	Render an informed opinion on transactions with related parties, where the applicable standards so require;
•	Prepare an annual action plan to be reported to the Board of Directors and supervisory committee.

b) Internal Audit Committee (BCRA)

Pursuant to the provisions of the BCRA, the Internal Audit Committee of BBVA Argentina is made up of the officers determined by the Board of Directors, which shall consist of at least two directors, one of whom, at least, shall be an independent director. It shall operate in accordance with the provisions of the BCRA and internal rules.

The Board of Directors must rely on the conclusions of the internal audit in a timely and efficient manner and promote the independence of the internal auditor in relation to the areas and processes controlled by the Internal Audit.

c)	Nomination and Remuneration Committee

BBVA Argentina's Nomination and Remuneration Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nomination and Remuneration Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and senior personnel.

Structure:

BBVA Argentina's Nomination and Remuneration Committee shall be made up of three Non-Executive Directors to be designated by the Board in the same manner as the President. The Chief Legal Officer and Chief Talent & Culture Officer may be invited to attend the meetings of this committee. The Committee shall be presided over by an Independent Director. The Chief Legal Officer is the secretary of the Committee.

Each member of the Nomination and Remuneration Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Nomination and Remuneration Committee shall perform the following functions:

1.Permanent	functions:

Board of Directors' Performance, Succession Plan, and Assessment

•	Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.
•	Ensure application of a proper methodology for the evaluation of Senior Management.

Recruitment Criteria and Training

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Shareholders’ Meeting.
•	Approve recruitment criteria for senior management members.
•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives.
•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background.
•	Assess the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Entities.

Remuneration, Retention, and Dismissal Policy

•	Keep the Board of Directors informed on the entity's Remuneration policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.
•	Validate –on an annual basis- the characteristics of variable compensation models in force at the Bank.
•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.
•	Oversee that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members.
•	Review the competitive position of the Bank’s compensation and benefit policies and practices, and approve the respective changes. To such end, these policies shall embrace the Entity’s goals, culture and activities, and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system.
•	Define and communicate key staff retention, promotion, dismissal and suspension policies.
•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination.
•	Inform the guidelines to determine retirement plans for Board of Directors' and senior management's members.

Reporting to the Board of Directors and Shareholders' Meetings

•	Regularly report to the Board of Directors and Shareholders' Meeting on any actions undertaken and the issues discussed in the meetings.
•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers.
•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Entity’s website (indicating Directors’ term in office).

•	Intervene in cases of infringement to the General Anticorruption Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.
•	Intervene in cases of infringement to the General Conflicts of Interest Policy involving members of the Board of Directors, except to the extent such cases involve members of this committee. This committee will coordinate the execution of the action plans required to deal with and address these situations. The actions taken in this regard are reported to the Board of Directors.

Organization Chart

•  Learn about changes in the Entity's Organization Chart made from time to time by the Talent & Culture area.

•  The Board of Directors shall appoint the General Manager, following consultation with this Committee.

•  Notify the Board of Directors of the appointment of: (i) each area's Directors; (ii) Managers of central areas, and (iii) Territory Managers of the Commercial Department.

2.	Non-permanent functions.

In addition to the permanent functions it is expected to discharge, the Nomination and Remuneration Committee may take care - within its areas of responsibility - of all such matters strengthening people management quality and reliability at BBVA Argentina.

Organization and Operation Rules:

The Nomination and Remuneration Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

A quorum is attained with the presence of, at least, two of the committee's members, and resolutions will be adopted by majority of present members.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee, or any of its members, shall be available at the Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank's remuneration policy for Board of Directors' and Senior Management's members.

d)	Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Argentina’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Regulatory Compliance Officer; (iii) one Regular Director, (iv) the Officer responsible for Compliance Processes and (v) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing Discipline.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate;
•	Evaluating the potential risk of asset laundering in the new products and/or services;
•	Reaching an agreement on actions for the analysis of suspicious transactions;
•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;
•	Identifying any relevant situation that may occur in this regard in their respective areas; and
•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2) Information Technology Committee

This Committee is made up of a member of the Board, the Chief Engineering & Data Officer, the Systems Manager, the Architecture, Infrastructure & IT Ops Manager, the Corporate Security Manager, the Business Process Engineering Manager, the Data Transformation and Engineering Manager, the Strategy and Control Manager, the Operations (Permanent Participants) Manager and the Lever 3 (NIII) of Technology, Physical, Information and Data Security Risk Control Specialist (Secretary).

Specifically, this Committee shall be in charge of:

•	Overseeing the proper operation of the IT environment and contributing to an improvement in its efficiency.
•	Approving the IT and Systems Plan and assessing it from time to time to review the degree of compliance.
•	Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks.
•	Approving physical and/or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems.
•	Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues.
•	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3) Disclosure Committee

The mission of this non-executive Committee will be enhancing the coordination between the several areas engaged in the development and disclosure of BBVA Argentina's public information, thus enhancing its consistency, while fostering the definition of preparation procedures as an additional control element. This Committee is composed of a Regular Director, the Chief Financial Officer, the Chief Risk Officer, the Chief Legal Officer, the Banking and Institutional Business Manager, the Accounting Manager, the Investor Relations Manager, and the Head of Investors and Rating Agencies.

The main functions of this committee are:

•	Developing coordination, review and criteria-setting activities in connection with all information to be disclosed by the entity to its shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities, ensuring that: (i) the information required to be publicly disclosed (either directly or through the pertinent regulatory authorities) is registered, processed, summarized and reported in an accurate and timely fashion, and (ii) that such information is gathered and shared with managers and directors in due time and fashion to ensure timely decision-making based on the required information.

•	Coordinating with the several units responsible for the preparation and disclosure of information to ensure consistency and that the information has been generated by the pertinent internal area following the established procedures.
•	Reviewing and sharing the work done, together with the incumbent areas, to ensure disclosure by the Bank of all such information required by the several regulatory authorities and/or applicable laws. This Committee's functions do not replace the existing controls at the units responsible for preparing and publishing the information, but are rather a supplementary and additional review element.
•	Establishing the criteria to be applied in respect of the content and disclosure of documents. In order to ensure that the committee discharges its duties efficiently, it fosters the development of policies and procedures to ensure an appropriate public information preparation and disclosure process.

A quorum shall be attained with the absolute majority of the Committee’s members, and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4) Risk Management Committee

This committee is the Entity’s uttermost risk management body. It comprises the Chief Risk Officer (Chairman), Risk Internal Control Manager, Risk Internal Control (Technical Division), Retail Risk and Process Transformation Manager, Wholesale Risk Manager, the Financial Risk and Reporting Manager (permanent participants); the CEO or General Manager, Commercial Director and/or Retail Coordination Manager and/or Business Coordination Manager, the Corporate & Investment Banking Director and/or the Global Transactional Banking Manager and/or Manager of Global Markets Argentina and the Business Development Director and/or Business Execution Manager (optional participants or to address specific issues); head of the area of the issue to be addressed, and Presenter (specific participants).

The main functions of this committee are:

•	Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).
•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.
•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).
•	Discuss the power delegation proposal which will then be submitted to the Board of Directors for approval.
•	Annually approve the Risk Management Specific Framework and periodically follow up on the changes in the metrics set in such framework.
•	Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).
•	Approve Credit Policies, rating tools and models, and campaigns of pre-approved loans or massive campaigns.
•	Approve the limits of Asset Allocation, Preferred Lenders Program (PLPs) and stress tests.

•	Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.
•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.
•	Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the entity.
•	Approve, on a quarterly basis, the definition of priorities for Single Development Agenda (SDA) projects (Intra-domain refinement).
•	Monthly review actions to conform to IFRS No. 9 as per the methodology set out in IFRS No. 9.

The Committee shall be presided by the Chairman (Chief Risk Officer) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale Risk Manager, Retail Risk Manager, and Financial Risks and Reporting Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5) Corporate Assurance Committee

This Committee is comprised by the Chief Executive Officer as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Non-financial Risk Manager.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism.
•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.
•	Setting priorities as to control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures.
•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism.
•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration.
•	Timely follow-up to the agreed-upon risk mitigation action plans.
•	Communicating the actions taken to specialists and Business Units.
•	Fostering knowledge on the Operational Risk Model, as well as the dissemination of related corporate policies.
•	Addressing and making decisions regarding Operational Risks, as required, due to the materiality or importance of the issues involved.
•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Argentina's activities.

•	Overseeing the adequate deployment of the model tools and methodology.
•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Argentina's and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6) Compliance Committee

This committee is composed of: (i) the ultimate head of Compliance; (ii) the General Manager; (iii) the Chief Commercial Officer, (iv) the Chief Legal Officer, (v) the Chief Financial Officer, (vi) the Chief Risk Officer, and (vii) the Internal Audit Officer, who will attend meetings as observer with voice but no votes.

The main functions of this committee are:

•	Setting action plans and continuously reviewing their progress;
•	Contributing to preserve the Corporate Integrity of BBVA Argentina and Group companies in Argentina, ensuring the effective application of the Code of Conduct and the Rules of Conduct in the Capital Markets.
•	Encouraging and promoting a culture of ethics and integrity among members, encouraging the adoption of the necessary measures to resolve queries, concerns, suggestions regarding compliance with and application of the Code, as well as ethically questionable actions that may be brought to its attention.
•	Promoting and following up on the operation and effectiveness of the Whistleblower Channel. Reviewing the most representative cases.
•	Ensuring compliance with the provisions on the Protection of Financial Services Users, considering the claims submitted by users and adopting actions to reduce their repetition.
•	Assuming the necessary commitments and agreeing on actions to carry out the prevention systems, in coordination with the Head of Prevention of Money Laundering and Financing of Terrorism
•	Fostering action plans to train and raise awareness about the importance of being acquainted with matters concerning the scope of the committee.

This Committee will meet on a monthly basis.

7) Assets and Liabilities Committee (ALCO)

This committee is composed of: (i) the Chief Executive Officer; (ii) the Chief Business Development Officer; (iii) the Chief Financial Officer; (iv) the Chief Risk Officer; (v) the Chief Commercial Officer; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Financial Management Manager (Permanent Participants), (viii) the BBVA Research Director; (ix) the Financial Risk and Reporting Manager (Guests).

The main functions of this committee are:

•	Follow-up to macroeconomic variables;
•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;
•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels;
•	Defining corrective measures, as necessary;

•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;
•	Follow-up on the Bank’s excess liquidity, benchmarking and review of stress scenarios;
•	Establishing the funding strategy and the allocation of resources;
•	Defining the pricing policy and lending and borrowing products;
•	Follow-up on the changes to the Bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;
•	Designing the investment strategy and the investment of surplus;
•	Defining the strategy of investment in Public Venture Capital;
•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;
•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;
•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;
•	Enforcement and implementation of contingency and liquidity plans;
•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered.

This Committee will meet on a monthly basis.

VII.	Banco BBVA Argentina S.A.'s 's subsidiaries and associates

The main subsidiaries and associates of BBVA Argentina are:

a)	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083, as subsequently amended by Law No. 26831.
b)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from finance leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
c)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 1.
d)	Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.
e)	BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.
f)	Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.

VIII.	Network of branches and retail offices

Banco BBVA Argentina S.A. operates a network of 247 branches distributed as follows: City of Buenos Aires: 83 branches; Greater Buenos Aires: 83 branches and rest of the country: 85 branches.

IX.	Business Lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	Economic incentives for the personnel

Banco BBVA Argentina S.A. applies a policy of rewards to attract and retain the proper individuals for each position, based on the following principles:

-	Acknowledgement and compensation based on individual performance, work team, results obtained and their quality, as well as the skills and competences applied by individuals to their work.

-    Ensuring internal fairness through structure analysis, descriptions of positions and remunerations.

-     Ensuring external competitiveness by updating the information with the benchmark market.

-     Rewarding the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed as well as a variable remuneration system.

In order to comply with such principles, the Entity has implemented the following tools within the remuneration processes:

-     Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.

-     Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges grouping positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Argentina uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of their performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby a manager assesses the capabilities of each team member to perform higher level functions inside BBVA Argentina. This assessment shall be based on experience, knowledge, skills, and the commitment of the team member.

Each employee has access to various rewards based on their work position and the results of their performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-	Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.

-	Reward model for Central Areas, Channels and Network support: It consists of an yearly variable payment assigned to each employee by the supervisor, taking into consideration their performance evaluation and the position's reference reward. Additionally, variables related to the attainment of the Entity's goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.

-	Commissions reward model: The value of the commission depends on the unit value of each product based on its contribution to the Entity's profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

-	Share-based incentives reward model: An incentive program for executives whose professional activities have a material impact on the Entity’s risk profile, based on the delivery of shares of the controlling company. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee's individual performance ratio.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The individuals who are part of that group shall receive: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay taxes on the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Argentina for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Argentina's employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI.	Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Argentina.

The Code of Conduct defines the ethical behavior that the Board of BBVA Argentina considers applicable to the businesses and activities conducted by BBVA Argentina and the group companies in Argentina; builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in: (i) relationships with customers, employees, officers, suppliers, and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility of enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.	Conflict of interest

On November 24, 2020, the Board of Directors approved the General Conflicts of Interest Policy at BBVA Argentina and other affiliates in Argentina.

The Policy contains the following principal guidelines: (i) it determines the scope of application; (ii) it sets forth the general principles, (iii) it identifies conflicts of interest; and establishes the measures for preventing and handling conflicts of interest; (iv) it regulates the conflicts of interests of members of the management board; and (v) it provides the model of government and supervision of this Policy.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which they sit, are in session to discuss the matters in which they might have a direct or indirect interest or which might affect persons related to them in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional, or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids, and on an arm’s length basis.

XIII.        Diversity and inclusion

On September 4, 2020, the Argentine Central Bank (“BCRA”) issued Communication “A” 7100, incorporating gender equality criteria to its "Corporate Governance Guidelines for Financial Institutions" as best corporate practice for the composition of financial institutions' governance bodies.

Within the “General Considerations” section of the "Corporate Governance Guidelines for Financial Institutions,” the Central Bank incorporated the following concepts: (i) gender equality, as a “guideline that seeks to achieve equal participation of men and women in decision-making roles at the workplace and to ensure the right to equal opportunities and non-discrimination based on gender;” and (ii) managing with gender equality, such as “developing gender-equality conditions though policies and affirmative actions.”

As stated in Communication “A” 7100, a good corporate governance practice is ensuring that entities' boards of directors are made up considering gender equality, to foster discussion and enrich the decision-making on strategies, policies and risks assumed.

Furthermore, the communication recommends that financial institutions: (i) select and, where necessary, replace their main executives and have an appropriate succession plan in place such that candidates meet the eligibility requirements to run the entity, taking into account gender equality; and (ii) approve, watch and review the design and operation of their personnel's compensation plan and, if applicable, their personnel's incentive plans, according to applicable laws and considering gender equality, ensuring that they are implemented accordingly.

Besides, the boards of directors of financial institutions will be tasked with new functions, such as: (i) approving recruitment policies that foster inclusive and diverse workplaces in terms of gender, geographical origin, age, ethnics, professional experience, family composition, and caring responsibilities, in designating both senior management members and the rest of the entity's personnel; (ii) approving gender and gender violence education and training policies; and (iii)

fostering mechanisms to manage with gender equality, creating, where necessary, a dedicated area, based on equal opportunities and non-discrimination on the basis of gender, applicable to the several stages of the entity's development.

In this respect, on November 24, 2020, the Board of Directors approved the General Diversity and Inclusion Policy. The policy seeks to establish guidelines that instill a culture of respect for diversity and inclusion, ensuring equal opportunities and contributing to foster a more open culture, based on respect and richness from diverse talents. All who are part of BBVA Argentina are personally responsible for following the procedures established in this policy to ensure diversity, inclusion and non-discrimination in their actions, and for reporting any discriminatory practice. Some of the principles enshrined by this policy include:

- 104 -

1.	Recognizing and appraising diversity at BBVA Argentina as part of its purpose of “bringing the opportunities of this new era to everyone.”
2.	Affording a decent, respectful and equal treatment to all our employees, whether direct and indirect, without regard to their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc., recognizing freedom of speech and equal rights and embracing inclusion.
3.	Favoring inclusion through the full recognition and exercise of people's rights and equality.
4.	Considering diversity in all our actions, crosscutting all our decisions as members of BBVA Argentina, for employees as well as for customers and suppliers.
5.	Appreciating contributions from diverse perspectives, facilitating and encouraging people's development and professional growth.
6.	Facilitating team's balance in terms of work, family and leisure time, fostering actions framed under the Work Better & Enjoy Life umbrella.
7.	Using appropriate language and behaviors at all times without jokes or comments that may be detrimental to people based on their age, ethnics, sex, religion, disability, gender, financial condition, political affiliation, etc.

The Group organizes online training courses and talks on diversity and inclusion addressed to all employees to raise awareness on gender equality and non-discrimination.

58.	Accounting records

As of the date of these consolidated financial statements, and as a result of the subsequent social distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated financial statements and the financial statements for the interim periods ended in March, June and September 2020 are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January through December 2020 are in the process of being transcribed to the Journal.

59.	Subsequent Events

Play Digital S.A.

On January 8, 2021, the transfer of common book-entry shares of Play Digital S.A., for a nominal amount in pesos of 26,803,289, and with a par value of $1 each and entitled to one vote per share, was completed for the benefit of Banco de la Nación Argentina at a price of 30,398. Following the transaction, Banco de la Nación Argentina became a new sponsor in addition to the ones already existing as mentioned in Note 17.

As a result, the Bank’s equity interest in Play Digital S.A. went from 13.001% to 10.762%, totaling a nominal value in pesos of 128,845,431.

As a result of the General Ordinary and Extraordinary Shareholders’ Meeting held on December 15, 2020, the Bank made a new contribution on February 26, 2021 for the subscription of common book-entry shares with a par value of $1 each and entitled to one vote per share, totaling a nominal value in pesos of 17,410,778. Therefore, the Bank maintains a 10.762% equity interest in the company.

Income tax return for fiscal year 2016. Legal action

On May 17, 2017, the Bank reported as a material event that it had filed an action for declaratory judgment of unconstitutionality in connection with the provisions that prohibited the application of the inflation adjustment mechanism established by Law No. 20,628 for fiscal year 2016. On June 8, 2017, the Bank reported, also as a material event, that it had recognized a provision in liabilities to face a potential contingency arising from that action, as required by the BCRA.

Finally, on February 1, 2021 the Bank released the provision for 1,185,800 that it had booked in connection with this action, as the appeal decision rendered in the case became final, sustaining the Bank's claim.

Change in business model

Since January 1, 2021, there was a change in the Entity's business model associated with the valuation of holdings of fixed income instruments with a remaining maturity of over 90 days at the time of acquisition and which, as provided for by the Central Bank, are allowed to be used to meet minimum cash or reserve requirements.

Previously, these securities were considered under the HTC&S (Held to Collect and Sell) business model and measured at fair value through OCI.

As mentioned in the first paragraph, fixed income instruments, regardless of their form of adjustment, issued by the federal, provincial or municipal government or by the BCRA (monetary regulation instruments) will be considered under the HTC (Held to Collect) model and measured at amortized cost.

BBVA Consolidar Seguros S.A.'s change of name

On January 5, 2021, the Argentine Supervisory Board of Companies (IGJ) approved the change of name of BBVA Consolidar Seguros S.A. to BBVA Seguros Argentina S.A.

No other events or transactions have occurred between year-end and the date of these financial statements which may significantly affect the Entity's financial position or results of operations as of December 31, 2020.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Account	12.31.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	97,232,610	102,369,376
Preferred collaterals and counter-guarantees "A"	1,043,628	373,515
Preferred collaterals and counter-guarantees "B"	388,107	962,895
No preferred collaterals and counter-guarantees	95,800,875	101,032,966
With special follow-up	236,092	2,649
Under observation	236,092	2,649
Preferred collaterals and counter-guarantees "B"	764	1,681
No preferred collaterals and counter-guarantees	235,328	968
Troubled	1,877,256	1,264,964
No preferred collaterals and counter-guarantees	1,877,256	1,264,964
With high risk of insolvency	78	372,384
Preferred collaterals and counter-guarantees "B"	—	218,081
No preferred collaterals and counter-guarantees	78	154,303
Uncollectible	328,497	3,823,176
Preferred collaterals and counter-guarantees "A"	9,926	13,513
Preferred collaterals and counter-guarantees "B"	160,599	14,270
No preferred collaterals and counter-guarantees	157,972	3,795,393
TOTAL	99,674,533	107,832,549

EXHIBIT B
(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE
AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Account	12.31.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	198,150,262	168,293,987
Preferred collaterals and counter-guarantees "A"	59,045	63,407
Preferred collaterals and counter-guarantees "B"	27,949,920	29,268,089
No preferred collaterals and counter-guarantees	170,141,297	138,962,491
Low risk	248,354	3,118,555
Preferred collaterals and counter-guarantees "A"	—	1,289
Preferred collaterals and counter-guarantees "B"	22,476	466,781
No preferred collaterals and counter-guarantees	225,878	2,650,485
Low risk - with special follow-up	66,418	—
No preferred collaterals and counter-guarantees	66,418	—
Medium risk	989,156	2,446,191
Preferred collaterals and counter-guarantees "B"	57,821	134,328
No preferred collaterals and counter-guarantees	931,335	2,311,863
High risk	745,156	1,921,928
Preferred collaterals and counter-guarantees "A"	—	731
Preferred collaterals and counter-guarantees "B"	126,014	124,507
No preferred collaterals and counter-guarantees	619,142	1,796,690
Uncollectible	267,654	201,910
Preferred collaterals and counter-guarantees "A"	13	—
Preferred collaterals and counter-guarantees "B"	58,318	63,394
No preferred collaterals and counter-guarantees	209,323	138,516
TOTAL	200,467,000	175,982,571
TOTAL GENERAL	300,141,533	283,815,120

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	12.31.20		12.31.19
		% over		% over
	Debt	total	Debt	total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	35,255,120	11.75%	29,683,199	10.46%
50 following largest customers	31,700,172	10.56%	33,012,572	11.63%
100 following largest customers	16,442,335	5.48%	18,769,846	6.61%
All other customers	216,743,906	72.21%	202,349,503	71.30%
TOTAL	300,141,533	100.00%	283,815,120	100.00%

EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	511	—	—	—	—	—	511
BCRA	—	6,005	—	—	—	—	—	6,005
Financial sector	—	8,678	500,643	294,780	832,517	1,869,224	20,893	3,526,735
Non-financial private sector and residents abroad	2,221,325	139,480,277	36,707,852	30,440,495	32,304,616	31,925,321	43,626,704	316,706,590
TOTAL	2,221,325	139,495,471	37,208,495	30,735,275	33,137,133	33,794,545	43,647,597	320,239,841

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT F

PROPERTY AND EQUIPMENT
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos)

						Depreciation
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Transfer	Additions	Derecognitions	Accumulated as of 12.31.19	Transfer	Derecognitions	For the year	At year end	Residual valueas of 12.31.20
Property and equipment	0			0	0
Real estate	27,406,248	50	3,396	115,643	1,955,258	3,435,794	(356)	1,817,980	607,629	2,225,087	23,344,942
Furniture and facilities	9,031,914	10	—	360,821	1,346,385	3,776,048	—	1,477,379	824,736	3,123,405	4,922,945
Machinery and equipment	6,300,135	10	—	1,122,938	3,012,796	3,707,654	—	3,011,959	1,573,753	2,269,448	2,140,829
Vehicles	230,895	10	—	20,278	98,654	178,198	—	103,145	20,085	95,138	57,381
Right of use of leased properties	3,962,642	10	—	429,188	290,628	777,705	—	26,764	695,110	1,446,051	2,655,151
Constructions in progress	437,722		—	295,844	86,660	—	—	—	—	—	646,906
Total Porperty and Equipment	47,369,556		3,396	2,344,712	6,790,381	11,875,399	(356)	6,437,227	3,721,313	9,159,129	33,768,154

INVESTMENT PROPERTY
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos)

					Depreciation
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Transfer	Derecognitions	Accumulated as of 12.31.19	Transfer	Derecognitions	For the year	At year end	Residual value as of 12.31.20
Leased property	1,872,082	50	(3,396)	131	81,061	356	131	31,893	113,179	1,755,376
Other investment property	151,828	10	—	—	13,649	—	—	3,287	16,936	134,892
Total Investment Property	2,023,910		(3,396)	131	94,710	356	131	35,180	130,115	1,890,268

EXHIBIT G

INTANGIBLE ASSETS
CONSOLIDATED WITH SUBSIDIARIES
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos)

					Amortization
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Additions	Derecognitions	Accumulatedas of 12.31.19	Derecognitions	For the year	At year end	Residual valueas of 12.31.20
Licenses	2,363,029	5	802,556	1,048,297	1,301,046	1,046,199	308,544	563,391	1,553,897
Total Intangible Assets	2,363,029		802,556	1,048,297	1,301,046	1,046,199	308,544	563,391	1,553,897

EXHIBIT H

DEPOSITS CONCENTRATION
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	12.31.20		12.31.19
		% over		% over
	Debt	total	Debt	total
Number of customers	balance	portfolio	balance	portfolio
10 largest customers	47,049,746	9.84%	14,805,699	3.70%
50 following largest customers	40,204,538	8.41%	23,185,601	5.79%
100 following largest customers	25,447,726	5.32%	18,262,499	4.56%
All other customers	365,521,254	76.43%	343,982,999	85.95%
TOTAL	478,223,264	100.00%	400,236,798	100.00%

EXHIBIT I
BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	431,931,760	24,805,839	28,528,672	950,356	20,630	—	486,237,257
Non-financial government sector	5,544,671	84,547	16,299	—	—	—	5,645,517
Financial sector	861,653	—	—	—	—	—	861,653
Non-financial private sector and residents abroad	425,525,436	24,721,292	28,512,373	950,356	20,630	—	479,730,087
Derivative instruments	188,694	—	—	—	—	—	188,694
Other financial liabilities	35,677,441	287,501	350,277	552,938	922,329	3,403,945	41,194,431
Financing received from the BCRA and other financial institutions	5,367,920	869,649	2,369,813	819,166	933,972	774,945	11,135,465
Corporate bonds issued	—	187,065	253,981	496,287	265,420	66,355	1,269,108
TOTAL	473,165,815	26,150,054	31,502,743	2,818,747	2,142,351	4,245,245	540,024,955

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS
CONSOLIDATED WITH SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 12.31.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,233,260	504,062	(1)(3)	—	—	(372,728)	1,364,594
- For administrative, disciplinary and criminal penalties	6,807	—	(1)	—	—	(1,807)	5,000
- Provisions for reorganization	2,690,285	2,858,723	(1)	646,586	2,328,094	(545,166)	2,029,162
- Provisions for termination plans	87,462	82,785	(1)	—	—	(28,301)	141,946
- Other	10,614,127	1,075,266	(2)	28,587	742,648	(2,984,181)	7,933,977
TOTAL PROVISIONS	14,631,941	4,520,836		675,173	3,070,742	(3,932,183)	11,474,679

(1)	See Note 27.
(2)	It includes an increase of 14,070 correspoding to subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses and an increase of 37 for reclassification corresponding to BBVA Asset Management Argentina S.A.
(3)	It includes an increase of 22,537 corresponding to the exchange difference of foreign currency provisions for contingent commitments.

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
Accounts			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	62,232,907	—	—	—	—	—
Financial institutions and correspondents	89,875,708	—	—	—	—	—
Debt securities at fair value through profit or loss	—	—	942,761	541,977	400,784	—
Derivative instruments	—	—	3,877,749	—	2,695,749	1,182,000
Repo transactions
BCRA	49,187,908	—	—	—	—	—
Other financial assets	8,837,099	—	1,471,868	1,471,868	—	—
Loans and other financing
Non-financial government sector	511	—	—	—	—	—
BCRA	6,005	—	—	—	—	—
Other financial institutions	2,337,748	—	—	—	—	—
Non-financial private sector and residents abroad	290,301,102	—	—	—	—	—
Overdrafts	17,411,178	—	—	—	—	—
Instruments	34,808,976	—	—	—	—	—
Mortgage loans	16,745,745	—	—	—	—	—
Pledge loans	11,412,208	—	—	—	—	—
Consumer loans	28,120,635	—	—	—	—	—
Credit cards	114,535,142	—	—	—	—	—
Finance leases	1,867,439	—	—	—	—	—
Other	65,399,779	—	—	—	—	—
Other debt securities	83	120,603,976	—	1,828,682	118,775,294	—
Financial assets pledged as collateral	10,972,890	6,939,966	—	118,495	6,821,471	—
Investments in equity instruments	—	28,499	3,955,234	290,274	28,499	3,664,960
TOTAL FINANCIAL ASSETS	513,751,961	127,572,441	10,247,612	4,251,296	128,721,797	4,846,960

EXHIBIT P
(continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
Accounts			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	5,628,415	—	—	—	—	—
Financial sector	861,653	—	—	—	—	—
Non-financial private sector and residents abroad
Checking accounts	112,583,740	—	—	—	—	—
Savings accounts	205,927,223	—	—	—	—	—
Time deposits and investments	120,068,027	—	—	—	—	—
Other	33,154,206	—	—	—	—	—
Derivative instruments	—	—	188,694	—	188,694	—
Repo transactions
Other financial liabilities	39,226,721	—	—	—	—	—
Financing received from the BCRA and other financial institutions	9,626,028	—	—	—	—	—
Corporate bonds issued	1,168,782	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	528,244,795	—	188,694	—	188,694	—

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Items	Income/(Expense) Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	3,656,829
Income from private securities	1,967,546
Income from financial derivative instruments
Forward transactions	3,061,714
Interest rate swaps	73,223
Put options	510,392
Income from other financial assets	80,340
Due to measurement of financial liabilities at fair value through profit or loss
Income from financial derivative instruments
Put options	295
Income/(Loss) from other financial liabilities	(2,649)
TOTAL	9,347,690

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/(Expense)
Interest income
Cash and deposits in banks	433,328
Loans and other financing	79,878,026
To the financial sector	1,207,423
To the non-financial private sector
Overdrafts	10,814,487
Instruments	10,182,777
Mortgage loans	1,381,596
Pledge loans	3,001,997
Consumer loans	9,562,611
Credit cards	18,707,357
Finance leases	541,336
Other	24,478,442
Repo transactions	4,956,430
Argentine Central Bank (BCRA)	4,924,950
Other financial institutions	31,480
TOTAL	85,267,784

Interest expense
Deposits	(37,040,973)
Checking accounts	(2,436,512)
Savings accounts	(263,650)
Terms deposits and investments	(34,320,139)
Other	(20,672)
Financing received from the BCRA and other financial institutions	(1,394,983)
Other financial liabilities	(1,231,661)
Corporate bonds issued	(1,430,667)
TOTAL	(41,098,284)

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	23,115	(22,175)
Government debt securities	33,664,109	(3,275,661)
TOTAL	33,687,224	(3,297,836)

Commission income	Income for the year
Linked to obligations	12,013,206
Linked to loans	1,313,758
Linked to loan commitments and financial guarantees	3,821
Linked to securities	321,586
Linked to cards	12,244,726
Linked to insurance	1,437,672
Linked to foreign trade and exchange transactions	1,312,183
TOTAL	28,646,952

Commission expenses	Income for the year
Linked to transactions with securities	(4,534)
Linked to foreign trade and exchange transactions	(278,455)
Other	(16,124,016)
TOTAL	(16,407,005)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "A" SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increases of credit risk	FI with credit impairment	Monetary income (loss) generated by allowances	Balances as of 12.31.20
Other financial assets	308,100	30,275	—	15,168	(89,255)	264,288
Loans and other financing	15,270,176	1,547,025	2,489,942	(2,296,575)	(4,208,973)	12,801,595
Other financial institutions	166,112	386,167	93,617	10,711	(74,057)	582,550
Non-financial private sector and residents abroad	15,104,064	1,160,858	2,396,325	(2,307,286)	(4,134,916)	12,219,045
Overdrafts	884,852	7,001	907,602	718,324	(600,450)	1,917,329
Instruments	1,246,248	283,220	(269,550)	(46,928)	(255,883)	957,107
Mortgage loans	192,942	(22,933)	57,825	8,738	(64,527)	172,045
Pledge loans	42,466	30,718	(13,195)	17,610	(13,470)	64,129
Consumer loans	1,841,876	156,848	43,250	(362,276)	(409,554)	1,270,144
Credit card loans	4,615,702	742,360	1,481,310	(314,006)	(1,188,363)	5,337,003
Finance leases	172,685	(2,808)	(22,437)	(67,576)	(27,713)	52,151
Other	6,107,293	(33,548)	211,520	(2,261,172)	(1,574,956)	2,449,137
Other debt securities	931	(719)	—	—	(39)	173
Contingent commmitments	1,233,260	484,405	40,029	(20,372)	(372,728)	1,364,594
TOTAL ALLOWANCES	16,812,467	2,060,986	2,529,971	(2,301,779)	(4,670,995)	14,430,650

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
CONSOLIDATED WITH GROUP "C" SUBSIDIARIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

			Decreases
Accounts	Balances as of 12.31.19	Increases	Reversals	Uses	Monetary income (loss) generated by allowances	Balancesas of 12.31.20
Loans and other financing	241,898	243,547	(20,122)	(17,565)	(122,964)	324,794
Non-financial private sector and residents abroad	241,898	243,547	(20,122)	(17,565)	(122,964)	324,794
Pledge loans	223,810	236,792	(18,304)	(17,565)	(109,682)	315,051
Finance leases	3,974	1,094	(737)	—	(3,188)	1,143
Other	14,114	5,661	(1,081)	—	(10,094)	8,600
TOTAL ALLOWANCES	241,898	243,547	(20,122)	(17,565)	(122,964)	324,794

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of
Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number (CUIT) 30-50000319-3

Report on the financial statements

We have audited the accompanying consolidated financial statements of Banco BBVA Argentina S.A. and its subsidiaries (the “Entity”), which include the consolidated statement of financial position as of December 31, 2020, the consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2019 are an integral part of the referred consolidated financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors' and Management's responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying consolidated financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying consolidated financial statements, is based on the International Financial Reporting Standards ("IFRS"), as approved by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in the referred note 2. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of consolidated financial statements free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the separate financial position of Banco BBVA Argentina S.A. as of December 31 2020, as well as the results of its operations, changes in equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such consolidated financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the following information disclosed in the accompanying consolidated financial statements:

a)	as explained in note 2 to the accompanying consolidated financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework. Such financial reporting framework differs from IFRS as regards the following aspects:

i. as stated in note 2.a), pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2020 and December 31, 2019 would have been reduced by $ 4,428,158 thousand and $ 4,915,950 thousand, respectively. In addition, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA,

ii. as explained in note 2.b), by reason of the partial sale of the shareholding in Prisma Medios de Pago S.A., the remaining stake booked under "Investments in equity instruments" and measured at fair value through profit or loss on the basis of a valuation report prepared by an independent appraiser, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criteria applied purports to a deviation from IFRS 9 concerning the measurement of equity instruments at fair value,

iii. as explained in note 2.c), the financial statements were prepared in accordance with the provisions of Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by $ 5,447,079 thousand and $ 7,415,681 thousand as of December 31, 2020 and 2019, respectively, and

iv. as explained in note 2.d), by means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date. Such decision represents a deviation from IFRS. Had the IFRS been applied, the effect would not have been material.

b)	as explained in note 5 to the accompanying consolidated financial statements, and in accordance with Communications “A” 6778 and 6651 issued by the BCRA, since January 1, 2020, the Bank has adopted changes in its accounting policies derived from the implementation of IFRS 9 for the impairment recognition of its financial assets excluding debt instruments of the non-financial government sector and IAS 29 for the presentation of financial statements expressed in terms of the closing measuring unit. Such changes apply retroactively to January 1, 2019 as set forth by the BCRA, which implies changes to the financial statements as of December 31, 2019 and December 31, 2018 presented for comparison purposes, which are described in such note.

Information required by other legal and regulatory standards

In compliance with applicable provisions, we hereby report that:

a)	the accompanying consolidated financial statements are pending transcription to the Financial Statements for Reporting Purposes book, and arise from the financial records which are also pending transcription to the Daily Ledger, taking into account the circumstances described in Note 58 to the accompanying consolidated financial statements;
b)	as of December 31, 2020, the Entity complies with the minimum shareholders’ equity and cash contra-account required by the Argentine Securities Commission (CNV) for settlement and clearing agents, as indicated in Note 52 to the accompanying consolidated financial statements;
c)	we have reviewed the reporting summary required by the CNV on which, as far as concerns our field of competence, we have no observations to make.
d)	as of December 31, 2020 and according to our accounting records, accrued liabilities in respect of taxes and contributions owing to the Argentine Integrated Retirement and Pensions System amounted to $ 447,869,234, there being no due and payable debts as of such date; and
e)	in accordance with the requirements of Article 21, paragraph e, Section VI, Chapter III, Title II of the CNV's rules (NT 2013), we hereby report that:
–	the ratio of total professional audit services rendered by our firm, involving the preparation of reports on financial statements and other special reports or attest reports on accounting or financial information, and invoiced to the Entity, to the total comprehensive amount invoiced to the Entity, including such audit services, for fiscal year ended December 31, 2020, is 98%;
–	the ratio of total professional audit services invoiced to the Entity to total professional audit services invoiced to the Entity and its subsidiaries and affiliates is 74%, and
–	the ratio of total professional audit services invoiced to the Entity to the total comprehensive amount invoiced to the Entity and its subsidiaries and affiliates, including audit services, is 73%.

City of Buenos Aires, March 9, 2021

KPMG

Mauricio G. Eidelstein

Partner

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020, 2019 AND 2018
(stated in thousands of pesos)

	Notes and Exhibits	12.31.20	12.31.19	12.31.18
ASSETS
Cash and deposits in banks	4	151,857,189	212,570,684	207,548,505
Cash		62,232,897	63,610,236	32,608,744
Financial institutions and correspondents		89,624,292	148,960,448	174,939,761
Argentine Central Bank (BCRA)		85,945,337	146,289,273	158,126,696
Other in the country and abroad		3,678,955	2,671,175	16,813,065
Debt securities at fair value through profit or loss	5 and Exhibit A	942,761	5,622,562	15,719,324
Derivatives	6	3,877,749	4,142,073	1,238,597
Repo transactions	7	49,187,908	—	26,934,817
Other financial assets	8	8,399,321	4,769,466	19,333,037
Loans and other financing	9	267,227,967	252,979,805	380,239,357
Non-financial government sector		511	624	434
Argentine Central Bank (BCRA)		6,005	23,695	802
Other financial institutions		6,077,183	9,030,496	20,180,086
Non-financial private sector and residents abroad		261,144,268	243,924,990	360,058,035
Other debt securities	10	120,599,254	61,505,436	49,723,939
Financial assets pledged as collateral	11	17,912,149	8,063,256	9,849,546
Investments in equity instruments	13 and Exhibit A	3,983,733	2,798,861	21,395
Investments in subsidiaries and associates	14	5,079,096	4,863,290	4,965,866
Property and equipment	15	33,729,155	35,447,451	35,475,279
Intangible assets	16	1,552,958	1,060,332	1,327,655
Deferred income tax assets	12 b)	4,312,503	3,186,484	—
Other non-financial assets	17	8,798,242	5,645,989	4,617,676
Non-currrent assets held for sale	18	225,938	225,938	1,134,970
TOTAL ASSETS		677,685,923	602,881,627	758,129,963

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020, 2019 AND 2018
(stated in thousands of pesos)

	Notes and Exhibits	12.31.20	12.31.19	12.31.18
LIABILITIES
Deposits	19 and Exhibit H	476,510,328	399,452,282	544,017,836
Non-financial government sector		5,628,415	3,999,990	3,235,167
Financial sector		1,117,681	251,386	615,973
Non-financial private sector and residents abroad		469,764,232	395,200,906	540,166,696
Liabilities at fair value through profit or loss	20	—	790,707	1,449,810
Derivatives	6	188,694	4,183,526	2,884,371
Repo transactions	7	—	—	29,992
Other financial liabilities	21	38,526,358	38,420,644	59,036,566
Financing received from the BCRA and other financial institutions	22	5,092,906	4,687,562	11,576,202
Corporate bonds issued	23	—	6,522,186	5,180,607
Current income tax liabilities	12 a)	3,598,351	10,757,630	7,560,330
Provisions	Exhibit J	11,416,145	14,515,398	8,293,695
Deferred income tax liabilities	12 b)	—	—	4,161,282
Other non-financial liabilities	24	39,734,268	22,427,966	22,596,010
TOTAL LIABILITIES		575,067,050	501,757,901	666,786,701
EQUITY
Share capital	26	612,710	612,710	612,660
Non-capitalized contributions		26,386,814	26,386,814	26,373,566
Capital adjustments		18,640,568	18,640,568	18,640,544
Reserves		86,332,152	59,661,541	36,492,297
Retained earnings		(41,475,929)	(18,972,596)	9,237,586
Other Comprehensive Income/(Loss)		77,981	(4,916,697)	(13,391)
Income for the year		12,044,577	19,711,386	—	(1)
TOTAL EQUITY		102,618,873	101,123,726	91,343,262
TOTAL LIABILITIES AND EQUITY		677,685,923	602,881,627	758,129,963

(1) Income for the year as of December 31, 2018, as well as the impact of the implementation of IAS 29, were recognized in Retained Earnings
(See Note 5.20 to the Consolidated Financial Statements).
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 12.31.20	Accumulated as of 12.31.19
Interest income	27	113,111,135	152,356,679
Interest expense	28	(38,515,781)	(63,597,508)
Net interest income		74,595,354	88,759,171
Commission income	29	27,916,361	29,327,758
Commission expenses	30	(16,298,382)	(18,740,594)
Net commission income		11,617,979	10,587,164
Net income from financial instruments at fair value through profit or loss	31	9,034,493	12,107,262
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	32	(2,309,858)	(82,351)
Foreign exchange and gold gains	33	6,249,502	14,716,723
Other operating income	34	6,380,216	17,649,436
Loan loss allowance		(9,677,005)	(18,293,444)
Net operating income		95,890,681	125,443,961
Personnel benefits	35	(19,854,300)	(22,372,795)
Administrative expenses	36	(18,461,336)	(18,823,221)
Depreciation and amortization	37	(4,034,711)	(5,709,798)
Other operating expenses	38	(15,731,758)	(29,392,399)
Operating income		37,808,576	49,145,748
Income from associates and joint ventures		453,465	271,056
Gain/(loss) on net monetary position		(18,076,589)	(19,631,419)
Income before income tax		20,185,452	29,785,385
Income tax	12 b)	(8,140,875)	(10,073,999)
Net income for the year		12,044,577	19,711,386

Notes and exhibits are an integral part of these separate financial statements.

EARNINGS PER SHARE
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Accounts	12.31.20	12.31.19
Numerator:
Net income attributable to owners of the Parent	12,044,577	19,711,386
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	12,044,577	19,711,386
Denominator:
Weighted average of outstanding common shares for the year	612,710,079	612,659,638
MAS: Promedio ponderado del número de acciones ordinarias adicionales con efectos dilusivos	—
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dlution	612,710,079	612,659,638
Basic earnings per share (stated in pesos)	19.6579	32.1735
Diluted earnings per share (stated in pesos) (1)	19.6579	32.1735

(1)	Given the fact that Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic and diluted earnings per share are equal.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	Accumulated as of 12.31.20	Accumulated as of 12.31.19
Net income for the year	12,044,577	19,711,386
Other comprehensive income components to be reclassified to income/(loss) for the year:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(217,228)	(90,875)
	(217,228)	(90,875)
Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the year on financial instruments at fair value through OCI	4,986,932	(6,778,009)
Reclassification adjustment for the year	2,309,858	82,351
Income tax	(2,070,299)	1,889,909
	5,226,491	(4,805,749)
Other comprehensive income components not to be reclassified to income/(loss) for the year:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss on equity instruments at fair value through OCI	(16,378)	(6,682)
Income tax	1,793	—
	(14,585)	(6,682)
Total Other Comprehensive Income for the year	4,994,678	(4,903,306)
Total Comprehensive Income	17,039,255	14,808,080

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos )

	2020
	Share capital	Non-capitalized contributions		Other Comprehensive Income		Retained Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total
Restated balances at the beginning of the year	612,710	26,386,814	18,640,568	(5,092,525)	175,828	14,085,292	45,576,249	2,676,623	103,061,559
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 (See Note 5.4.f to the consolidated financial statements)	—	—	—	—	—	—	—	(1,937,833)	(1,937,833)
Adjusted balance at the beginning of the year	612,710	26,386,814	18,640,568	(5,092,525)	175,828	14,085,292	45,576,249	738,790	101,123,726
Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	12,044,577	12,044,577
- Other Comprehensive Income for the year	—	—	—	5,226,491	(231,813)	—	—	—	4,994,678
- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated May 15, 2020
Legal reserve	—	—	—	—	—	8,442,944	—	(8,442,944)	—
Cash dividends (1)	—	—	—	—	—	—	(3,063,448)	—	(3,063,448)
Optional reserve	—	—	—	—	—	—	33,771,775	(33,771,775)	—
- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated November 20, 2020
Cash dividends (2)	—	—	—	—	—	—	(12,480,660)	—	(12,480,660)
Balances at fiscal year end	612,710	26,386,814	18,640,568	133,966	(55,985)	22,528,236	63,803,916	(29,431,352)	102,618,873

(1) It represents $ 5 per share.
(2) It represents $ 20.37 per share.

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019
(stated in thousands of pesos )

	2019
	Share capital	Non-capitalized contributions		Other Comprehensive Income		Retained Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total
Balances at the beginning of the year	612,660	26,373,566	18,640,544	(286,776)	273,385	10,058,536	26,433,761	9,525,916	91,631,592
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5 (See Note 5.4.f to the consolidated financial statements)	—	—	—			—	—	(288,330)	(288,330)
Adjusted balance at the beginning of the year	612,660	26,373,566	18,640,544	(286,776)	273,385	10,058,536	26,433,761	9,237,586	91,343,262
Total comprehensive income for the year
- Net income for the year	—	—	—	—	—	—	—	19,711,386	19,711,386
- Other Comprehensive Income for the year	—	—	—	(4,805,749)	(97,557)	—	—	—	(4,903,306)
- Distribution of Unappropriated retained earnings as per Shareholders' Resolution dated April 24, 2019
Legal reserve	—	—	—	—	—	4,026,756	—	(4,026,756)	—
Cash dividends (1)	—	—	—	—	—	—	—	(5,040,938)	(5,040,938)
Special statutory reserve due to application of IFRA	—	—	—	—	—	—	8,076,402	(8,076,402)	—
Optional reserve	—	—	—	—	—	—	11,066,086	(11,066,086)	—
- Shares pending issuance (2)	50	13,248	24	—	—	—	—	—	13,322
Balances at fiscal year end	612,710	26,386,814	18,640,568	(5,092,525)	175,828	14,085,292	45,576,249	738,790	101,123,726

(1) It represents $ 8.23 per share.
(2) Issue of 50,441 book-entry common shares of $1 par value each and entitled to one (1) vote per share, undergoing registration proceedings before the Superintendence of Corporations (IGJ). See Note 26.

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Accounts	12.31.20	12.31.19
Cash flows from operating activities
Income before income tax	20,185,452	29,785,385
Adjustment for total monetary income for the year	18,076,589	19,631,419
Adjustments to obtain cash flows from operating activities:	4,078,932	2,067,249
Depreciation and amortization	4,034,711	5,709,798
Loan loss allowance	9,677,005	18,293,444
Effect of exchange rate changes on cash and cash equivalents	(10,456,547)	(20,898,724)
Income/(Loss) from the sale of Prisma Medios de Pagos S.A.	—	(5,202,019)
Income/(Loss) from put option taken - Prisma Medios de Pagos S.A.	(497,000)	(932,562)
Other adjustments	1,320,763	5,097,312
Net increases from operating assets:	(249,361,499)	(41,119,364)
Debt securities at fair value through profit or loss	(13,417,984)	7,178,156
Derivatives	761,324	(2,896,864)
Repo transactions	(49,187,908)	17,016,260
Loans and other financing	(104,571,930)	(17,167,334)
Non-financial government sector	113	(482)
Other financial institutions	(6,063,171)	6,078,484
Non-financial private sector and residents abroad	(98,508,872)	(23,245,336)
Other debt securities	(67,224,728)	(48,455,982)
Financial assets pledged as collateral	(12,609,191)	(2,294,539)
Investments in equity instruments	(1,653,527)	(3,530,114)
Other assets	(18,373,879)	9,031,053
Net increases from operating liabilities:	224,936,716	50,771,910
Deposits	207,917,673	45,158,713
Non-financial government sector	1,628,425	2,433,722
Financial sector	1,851,397	(165,447)
Non-financial private sector and residents abroad	204,437,851	42,890,438
Liabilities at fair value through profit or loss	(790,707)	(21,674)
Derivatives	(3,994,832)	3,129,069
Repo transactions	—	(29,992)
Other liabilities	21,804,582	2,535,794
Income tax paid	(15,828,071)	(1,786,910)
Total cash flows (used in) / generated by operating activities	(14,828,205)	59,349,689

SEPARATE STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

Accounts	12.31.20	12.31.19
Cash flows from investing activities
Payments:	(3,299,622)	(4,081,757)
Purchase of property and equipment, intangible assets and other assets	(3,120,675)	(4,081,757)
Other payments related to investing activities	(178,947)	—
Collections:	622,862	3,574,746
Sale of investments in equity instruments	—	3,392,851
Other collections related to investing activities	622,862	181,895
Total cash flows used in investing activities	(2,676,760)	(507,011)
Cash flows from financing activities
Payments:	(8,142,801)	(10,594,506)
Dividends	—	(5,040,938)
Non-subordinated corporate bonds	(7,104,278)	(4,461,751)
BCRA	(3,029)	—
Leases	(1,035,494)	(1,091,817)
Collections:	2,575,156	7,379,045
Non-subordinated corporate bonds	392,823	5,984,010
BCRA	—	7,404
Local financial institutions	2,182,333	1,387,631
Total cash flows used in financing activities	(5,567,645)	(3,215,461)
Effect of exchange rate changes on cash and cash equivalents	10,456,547	20,898,724
Gain/loss on net monetary position of cash and cash equivalents	(48,097,432)	(71,503,762)
Total changes in cash flows	(60,713,495)	5,022,179
Restated cash and cash equivalents at the beginning of the year (Note 4)	212,570,684	207,548,505
Cash and cash equivalents at fiscal year-end (Note 4)	151,857,189	212,570,684

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(Stated in thousands of pesos)

1.	Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These financial statements for the fiscal year ended December 31, 2020 were prepared in accordance with the reporting framework set forth by the BCRA that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2020 and 2019 would have been reduced by 4,428,158 and 4,915,950, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2020 and December 31, 2019 (see Note 16 to the consolidated financial statements).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,079 and 7,415,681 as of December 31, 2020 and 2019, respectively.

d)	Registration of exchanged debt securities of the government sector

By means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value as of that date of the instruments delivered in replacement thereof (Note 6.1. to the consolidated financial statements). According to the IFRS, these instruments should be accounted for at fair value, recognizing in profit or loss the difference with the carrying value of the instruments delivered. Had the IFRS been applied, the effect would not have been material.

As stated in Note 2 to the consolidated financial statements, the abovementioned circumstances result in a departure from the IFRS, which has a significant impact and may distort the information provided in these separate financial statements.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•         Functional and presentation currency (Note 3 to the consolidated financial statements)

•         Accounting judgments and estimates (Note 4 to the consolidated financial statements)

•         Significant accounting policies (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries

•         Changes in accounting policies and IFRS issued but not yet effective (Note 6 to the consolidated financial statements)

•         Provisions (Note 27 to the consolidated financial statements)

•         Fair values of financial instruments (Note 43 to the consolidated financial statements)

•         Segment reporting (Note 44 to the consolidated financial statements)

•         Subsidiaries (Note 45 to the consolidated financial statements)

•         Deposits guarantee regime (Note 50 to the consolidated financial statements)

•         Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash-contra account (Note 52 to the consolidated financial statements)

•         Trust activities (Note 54 to the consolidated financial statements)

•         Mutual funds (Note 55 to the consolidated financial statements)

•         Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated financial statements)

•         Accounting records (Note 58 to the consolidated financial statements)

•         Subsequent events (Note 59 to the consolidated financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements for the fiscal year ended December 31, 2020 for the fiscal years presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control upon changes to one or more of the elements of control.

Ownership interest in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The financial statements as of December 31, 2020 of the subsidiaries BBVA Asset Management Argentina S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared pursuant to the reporting framework set forth by the BCRA for Group “C” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2022, as stated in note 2 to these financial statements.

4.	Cash and deposits in banks
	12.31.20	12.31.19	12.31.18

BCRA - Current account	85,945,337	146,289,273	158,126,696
Cash	62,232,897	63,610,236	32,608,744
Balances with other local and foreign institutions	3,678,955	2,671,175	16,813,065
TOTAL	151,857,189	212,570,684	207,548,505

5.	Debt securities at fair value through profit or loss

	12.31.20	12.31.19	12.31.18

Government securities	915,323	70,617	1,990,669
Private securities - Corporate bonds	27,438	127,432	351,657
BCRA Bills	-	5,424,513	13,376,998
TOTAL	942,761	5,622,562	15,719,324

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS No. 9 - Financial Instruments.

The aforementioned instruments are measured at fair value and were recognized in the Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

As of December 31, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank's right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer (Al Zenith (Netherlands) B.V. – Note 16 to the consolidated financial statements) as of December 30, 2021. Such equity interest was measured at fair value as determined by Management, based on a report prepared by independent appraisers (Note 43 to the Consolidated Financial Statements).

Breakdown is as follows:

Assets

	12.31.20	12.31.19	12.31.18

Debit balances linked to foreign currency forwards pending settlement in pesos	2,695,749	3,209,511	1,238,597
Premiums for call options taken - Prisma Medios de Pago S.A.	1,182,000	932,562	-
TOTAL	3,877,749	4,142,073	1,238,597

Liabilities

	12.31.20	12.31.19	12.31.18

Credit balances linked to foreign currency forwards pending settlement in pesos	188,694	3,984,235	1,863,349
Credit balances linked to interest rate swaps - floating rate for fixed rate	-	199,291	1,021,022
TOTAL	188,694	4,183,526	2,884,371

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of rate swaps are reported below:

	12.31.20	12.31.19	12.31.18

Foreign currency forwards

Foreign currency forward purchases - US$	1,011,403	618,497	620,651
Foreign currency forward purchases - Euros	-	35	-
Foreign currenct forward sales - US$	978,794	620,956	760,615
Foreign currency forward sales - Euros	6,834	1,804	5,463

Interest rate swaps

Fixed rate for floating rate (1)	-	1,500,050	3,261,154
Floating rate for fixed rate	-	92,463	-

(1) Floating rate: Badlar rate is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	12.31.20	12.31.19	12.31.18
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions	-	-	324,097
Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA	49,187,908	-	-
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	-	-	26,610,720
TOTAL	49,187,908	-	26,934,817

Repurchase transactions

	12.31.20	12.31.19	12.31.18
Amounts payable for repurchase transactions of BCRA bills	-	-	29,992
TOTAL	-	-	29,992

8.	Other financial assets

The breakdown of other financial assets is as follows:

	12.31.20	12.31.19	12.31.18
Measured at amortized cost

Financial debtors from spot transactions pending settlement	1,114,396	345,148	14,329,805
Other receivables	4,688,031	1,786,968	3,804,232
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	2,612,070	2,647,582	-
Non-financial debtors from spot transactions pending settlement	104,249	37,818	190,689
Other	137,822	231,063	1,152,900
	8,656,568	5,048,579	19,477,626

Allowance for loan losses (Exhibit R)	(257,247)	(279,113)	(144,589)

TOTAL	8,399,321	4,769,466	19,333,037

9.	Loans and other financing

The Bank keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.20	12.31.19	12.31.18

Credit cards	114,535,142	98,110,800	87,685,929
Consumer loans	28,046,074	32,040,196	49,343,256
Discounted instruments	19,117,168	16,794,614	23,687,570
Overdrafts	17,411,178	19,600,558	24,690,158
Mortgage loans	16,745,745	19,265,842	21,162,168
Loans for the prefinancing and financing of exports	15,979,854	24,908,414	94,428,238
Unsecured instruments	14,702,105	15,466,297	26,679,763
Other financial institutions	6,684,328	9,224,734	20,250,213
Pledge loans	2,622,053	1,836,840	3,456,032
Loans to personnel	2,129,339	2,331,028	2,524,658
Receivables from finance leases	1,637,113	2,377,989	4,979,676
Instruments purchased	989,703	-	553,800
BCRA	6,005	23,695	802
Non-financial government sector	511	624	434
Other financing	39,427,686	26,288,925	29,379,329
	280,034,004	268,270,556	388,822,026

Allowance for loan losses (Exhibit R)	(12,806,037)	(15,290,751)	(8,582,669)
TOTAL	267,227,967	252,979,805	380,239,357

Finance leases

The Bank entered into finance lease agreements related to vehicles and machinery and equipment.

The following table shows the total gross investment of the finance leases (leasing) and the current value of the minimum payments to be received thereunder:

	12.31.20		12.31.19		12.31.18
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	1,057,423	710,064	1,252,769	1,248,641	2,925,581	2,026,854
From 1 to 2 years	646,825	421,001	759,792	757,103	2,147,028	1,580,059
From 2 to 3 years	419,629	299,561	286,576	285,548	1,337,294	1,015,518
From 3 to 4 years	274,525	206,487	73,348	73,122	425,743	313,872
From 4 to 5 years	-	-	13,613	13,575	59,771	43,373

TOTAL	2,398,402	1,637,113	2,386,098	2,377,989	6,895,417	4,979,676

Principal		1,588,282		2,350,391		4,907,285
Interest accrued		48,831		27,598		72,391
TOTAL		1,637,113		2,377,989		4,979,676

A breakdown of loans and other financing according to credit quality standing pursuant to applicable standards issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the accounting balances is included below.

	12.31.20	12.31.19	12.31.18

Total Exhibit B and C	285,871,600	269,260,556	391,749,721
Plus:
BCRA	6,005	23,695	802
Loans to personnel	2,129,339	2,331,028	2,524,658
Interest and other items accrued receivable from financial assets with credit value impairment	140,274	-	-
Less:
Allowance for loan losses (Exhibit R)	(12,806,037)	(15,290,751)	(8,582,669)
Adjustments for effective interest rate	(1,015,136)	(481,594)	(1,607,302)
Corporate bonds	(289,356)	(132,561)	(258,173)
Loan commitments	(6,808,722)	(2,730,568)	(3,587,680)
Total loans and other financing	267,227,967	252,979,805	380,239,357

As of December 31, 2020, 2019 and 2018, the Bank holds the loan commitments booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	12.31.20	12.31.19	12.31.18

Overdrafts and receivables agreed not used	821,063	423,878	1,113,300
Guarantees granted	749,144	689,258	1,210,688
Liabilities related to foreign trade transactions	63,418	1,204,760	295,966
Secured loans	5,175,097	412,672	967,726
	6,808,722	2,730,568	3,587,680

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10.	Other debt securities

a) Financial assets measured at amortized cost

	12.31.20	12.31.19	12.31.18

Corporate bonds under credit recovery transactions	83	113	285
	83	113	285

Allowance for loan losses - Private securities (Exhibit R)	(83)	(113)	-

TOTAL	-	-	285

b) Financial assets measured at fair value through OCI

	12.31.20	12.31.19	12.31.18

BCRA Liquidity Bills	89,885,499	39,585,142	28,932,603
Government securities	30,452,845	21,825,609	20,556,688
Private securities - Corporate bonds	261,000	95,503	236,964

	120,599,344	61,506,254	49,726,255

Allowance for loan losses - Private securities (Exhibit R) (1)	(90)	(818)	(2,601)

TOTAL	120,599,254	61,505,436	49,723,654

(1) Disclosed in this item in accordance with the chart of accounts set forth by the BCRA.

11.	Financial assets pledged as collateral

As of December 31, 2020, 2019 and 2018, the Bank has pledged as collateral the following financial assets:

		12.31.20	12.31.19	12.31.18

Guarantee trust - Government securities at fair value through OCI	(2)	6,939,966	93,038	29,864
BCRA - Special guarantee accounts (Note 42)	(1)	4,553,788	3,849,897	2,593,250
Guarantee trust - USD	(4)	3,511,325	-	2,223,638
Deposits as collateral	(3)	2,907,070	4,120,321	4,969,212
For repurchase transactions - Government securities at fair value	(5)	-	-	33,582
TOTAL		17,912,149	8,063,256	9,849,546

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust is composed of dollars in cash as collateral for activities related to the transactions of Mercado Abierto Electrónico S.A. (MAE) and Bolsas y Mercados Argentinos SA (BYMA).

(5)	It is related to repurchase transactions.

12.	Income Tax:

a)	Current income tax liabilities

Breakdown is as follows:

	12.31.20	12.31.19	12.31.18

Income tax provision	9,962,520	11,925,499	8,959,343
Advances	(6,365,929)	(1,167,532)	(1,397,809)
Collections and withholdings	1,760	(337)	(1,204)
	3,598,351	10,757,630	7,560,330

b)	Income tax expense

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

Account		Changes recognized in			As of 12.31.20
	As of 12.31.19	Statement of Income	Statement of OCI	Deferred liabilities (1)	Deferred tax assets	Deferred tax liabilities	At year end

Allowance for loan losses	4,155,125	(1,429,061)	-	-	2,726,064	-	2,726,064
Provisions	2,769,049	(290,860)	-	-	2,478,189	-	2,478,189
Loans and cards commissions	180,354	94,806	-	-	275,160	-	275,160
Organization and other expenses	(336,405)	(501,130)	-	-	-	(837,535)	(837,535)
Property and equipment and Miscellaneous assets	(7,032,976)	355,856	-	-	-	(6,677,120)	(6,677,120)
Debt securities and Investments in equity instruments	(2,333,268)	2,540,774	(2,068,506)	(6,024)	(1,867,024)	-	(1,867,024)
Derivatives	98,075	(86,874)	-	-	11,201	-	11,201
Tax inflation adjustment	5,685,500	2,517,455	-	-	8,202,955	-	8,202,955
Other	1,030	(417)	-	-	613	-	613

Balance	3,186,484	3,200,549	(2,068,506)	(6,024)	11,827,158	(7,514,655)	4,312,503

(1) It represents the merger with BBVA Francés Valores S.A.

Account		Changes recognized in			As of 12.31.19
	As of 12.31.18	Statement of Income	Statement of OCI	Deferred liabilities (1)	Deferred tax assets	Deferred tax liabilities	At year end

Allowance for loan losses	2,219,987	1,935,138	-	-	4,155,125	-	4,155,125
Provisions	1,083,235	1,685,814	-	-	2,769,049	-	2,769,049
Loans and cards commissions	398,163	(217,809)	-	-	180,354	-	180,354
Organization and other expenses	(883,048)	546,643	-	-	-	(336,405)	(336,405)
Property and equipment and Miscellaneous assets	(7,291,169)	258,193	-	-	-	(7,032,976)	(7,032,976)
Debt securities and Investments in equity instruments	(309,393)	(3,888,430)	1,889,909	(25,354)	-	(2,333,268)	(2,333,268)
Derivatives	667,273	(569,198)	-	-	98,075	-	98,075
Tax inflation adjustment	-	5,685,500	-	-	5,685,500	-	5,685,500
Other	(46,330)	47,360	-	-	1,030	-	1,030

Balance	(4,161,282)	5,483,211	1,889,909	(25,354)	12,889,133	(9,702,649)	3,186,484

(1) It represents the merger with BBVA Francés Valores S.A.

Breakdown of income tax expense:

	12.31.20	12.31.19

Current tax	(11,335,400)	(15,557,210)
Deferred tax	3,194,525	5,483,211

Income tax expense	(8,140,875)	(10,073,999)

The Bank's effective tax rate for the fiscal year ended December 31, 2020 was 40%, compared to 28%, for the fiscal year ended December 31, 2019.

The reconciliation of the income tax’s effective rate is as follows:

	12.31.20	12.31.19

Income before income tax	20,185,452	29,785,385
Income tax rate	30%	30%

Tax on taxable income	6,055,636	8,935,616
Permanent differences:
Non-taxable income	(360,715)	(684,321)
Non-income tax deductible expenses	22,885	71,163
Effect of tax rate change	(283,557)	(223,141)
Debt securities adjustment	347,567	-
Other	211,024	-
Accounting tax adjustment	7,373,173	8,923,565
Tax inflation adjustment	(4,897,331)	(6,948,883)
2019 Tax return adjustment	(327,807)	-

Income tax expense	8,140,875	10,073,999

13.	Investments in equity instruments

Investments in equity instruments for which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

13.1 Investments in equity instruments through profit or loss

	12.31.20	12.31.19	12.31.18

Prisma Medios de Pago S.A.(Note 16 to the consolidated financial statements)	3,664,960	2,566,602	-
Private securities - Shares of other non-controlled companies	290,274	194,999	-
TOTAL	3,955,234	2,761,601	-

13.2 Investments in equity instruments through other comprehensive income

	12.31.20	12.31.19	12.31.18

Banco Latinoaméricano de Exportaciones S.A.	27,216	35,921	19,929
Other	1,283	1,339	1,466
TOTAL	28,499	37,260	21,395

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.20	12.31.19	12.31.18

BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	1,440,189	1,245,103	893,758
Volkswagen Financial Services Compañía Financiera S.A.	1,393,261	1,383,130	1,326,440
PSA Finance Arg. Cía. Financiera S.A.	776,248	782,901	909,954
Rombo Cía. Financiera S.A.	756,969	895,378	1,078,090
BBVA Consolidar Seguros S.A.	445,378	360,236	283,038
Interbanking S.A.	165,422	154,732	70,921
Play Digital S.A. (1)	74,397	-	-
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	27,232	41,810	59,588
BBVA Francés Valores S.A.(2)	-	-	344,077

TOTAL	5,079,096	4,863,290	4,965,866

(3)	See Note 17 to the consolidated financial statements.
(4)	See Note 30 to the consolidated financial statements.

15.	Property and equipment

	12.31.20	12.31.19	12.31.18

Real estate	23,344,942	23,970,454	25,888,048
Furniture and facilities	4,904,651	5,228,110	5,862,304
Right of use of leased real estate (Exhibit F)	2,645,715	3,177,195	-
Machinery and equipment	2,138,175	2,588,596	2,697,680
Constructions in progress	646,906	437,722	983,305
Vehicles	48,766	45,374	43,942
TOTAL	33,729,155	35,447,451	35,475,279

Detailed information on assets and lease liabilities as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to these separate financial statements.

Changes in this account for fiscal year 2020 are included in Exhibit F, while changes for 2019 are included below.

Item	Original value as of 12.31.18		Total estimated useful life in years	Transfer to Investment Properties	Additions	Derecognitions (*)	Depreciation
		Acquisition of control over subsidiary					Accumulated as of 12.31.18	Derecognitions (*)	Transfer to Investment Properties	For the year	Acquisition of control over subsidiary	At year end
Real estate	29,091,573	-	50	(1,751,822)	294,422	227,925	3,203,525	227,925	(49,040)	509,234	-	3,435,794
Furiniture and facilities	9,430,753	34,399	10	-	1,226,582	1,659,820	3,568,449	1,657,811	-	1,858,249	7,161	3,776,048
Right of use of leased properties (**)	-	24,835		-	3,937,807	-	-	-	-	766,294	11,411	777,705
Machinery and equipment	5,776,948	13,483	3 and 5	-	1,745,397	1,235,693	3,079,268	1,234,549	-	1,855,364	7,571	3,707,654
Vehicles	200,776	9,838	5	-	20,917	636	156,834	-	-	19,824	1,540	178,198
Constructions in progress	983,305	-		-	376,146	921,729	-	-	-	-	-	-
Total	45,483,355	82,555		(1,751,822)	7,601,271	4,045,803	10,008,076	3,120,285	(49,040)	5,008,965	27,683	11,875,399

(*) It includes derecognitions of fully depreciated items and completed constructions.

(**) Additions include the effect of the initial recognition of the Rights of use of leased property in the amount of 3,866,152.

16.	Intangible assets

	12.31.20	12.31.19	12.31.18

Licenses - Software	1,552,958	1,060,332	1,327,655
TOTAL	1,552,958	1,060,332	1,327,655

Changes in this account for fiscal year 2020 are included in Exhibit G, while changes for 2019 are included below:

Item	Original value as of 12.31.18	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of 12.31.19
					Accumulated as of 12.31.18	Derecognitions	For the year	At year end
Licenses - Software	2,403,559	5	418,293	463,000	1,075,904	463,000	685,616	1,298,520	1,060,332
Total	2,403,559		418,293	463,000	1,075,904	463,000	685,616	1,298,520	1,060,332

17.	Other non-financial assets

Breakdown is as follows:

	12.31.20	12.31.19	12.31.18

Prepayments	4,372,962	1,891,537	2,428,908
Investment properties (Exhibit F)	1,890,268	1,929,200	255,695
Tax advances	1,558,395	774,230	813,135
Advances to personnel	377,599	443,071	17,079
Advances to suppliers of goods	313,816	324,441	320,107
Other miscellaneous assets	235,338	240,617	685,887
Assets acquired as security for loans	13,421	14,746	18,011
Other	36,443	28,147	78,854
TOTAL	8,798,242	5,645,989	4,617,676

Investment property includes real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

Changes in Investment property for fiscal year 2020 are included in Exhibit F, while changes for 2019 are included below:

Item	Original value as of 12.31.18	Total estimated useful life in years	Transfer from property and equipment	Additions	Derecognitions	Depreciation					Residual value as of 12.31.19
						Accumulated as of 12.31.18	Derecognitions	Transfer from property and equipment	For the year	At year end
Investment properties	272,088	10 and 50	1,751,822	-	-	16,393	-	49,040	29,277	94,710	1,929,200

Total	272,088		1,751,822	-	-	16,393	-	49,040	29,277	94,710	1,929,200

18.	Non-current assets held for sale

On June 30, 2020, Management agreed to a plan to sell a group of real property assets located in Argentina, ratifying the decision of December 19, 2018. Therefore, these assets, the value of which, as of December 31, 2020, 2019 and 2018, amounts to 225,938, were classified as “Non-current assets held for sale”, continuing with the efforts to sell that group of assets.

Furthermore, during November 2017, Management agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, in the amount of 909,032 as of December 31, 2018. The sale of 51% of the Bank’s shareholding in such company was completed on February 1, 2019. As of December 31, 2019, the remaining ownership interest in this company was recorded under “Investments in equity instruments” (Note 16 to the consolidated financial statements).

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	12.31.20	12.31.19	12.31.18

Non-financial government sector	5,628,415	3,999,990	3,235,167
Financial sector	1,117,681	251,386	615,973
Non-financial private sector and residents abroad	469,764,232	395,200,906	540,166,696
Checking accounts	112,595,093	73,564,992	59,861,507
Savings accounts	205,964,458	201,250,236	295,202,116
Time deposits	118,050,475	113,753,862	176,025,187
Investment accounts	27,904,734	105	-
Other	5,249,472	6,631,711	9,077,886
TOTAL	476,510,328	399,452,282	544,017,836

20.	Liabilities at fair value through profit or loss

	12.31.20	12.31.19	12.31.18

Obligations from government securities	-	790,707	1,449,810
TOTAL	-	790,707	1,449,810

21.	Other financial liabilities

	12.31.20	12.31.19	12.31.18

Obligations from financing of purchases	25,067,212	23,103,205	27,446,869
Collections and other transactions on behalf of third parties	4,050,321	4,358,101	7,067,108
Lease Liabilities (Note 25)	2,940,758	3,419,237	-
Payment orders pending credit	1,898,611	2,639,539	2,240,784
Credit balance for spot sales pending settlement	841,450	163,083	-
Receivables from spot purchases pending settlement	145,007	163,939	14,725,124
Commissions accrued payable	41,542	19,841	12,342
Interest accrued payable	-	133,972	91,449
Other	3,541,457	4,419,727	7,452,890
TOTAL	38,526,358	38,420,644	59,036,566

22.	Financing received from the BCRA and other financial institutions

	12.31.20	12.31.19	12.31.18

Local financial institutions	3,373,507	1,207,901	-
Foreign financial institutions	1,690,912	3,456,861	11,555,243
BCRA	28,487	22,800	20,959
TOTAL	5,092,906	4,687,562	11,576,202

23.	Corporate bonds issued

Below is a detail of corporate bonds in force as of December 31, 2020, 2019 and 2018 of the Bank:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 12.31.2020	Outstanding securities as of 12.31.2019	Outstanding securities as of 12.31.2018

Class 20	08.08.2016	292,500	08.08.2019	Badlar Private + 3.23%	Quaterly	-	-	605,248

Class 22	11.18.2016	181,053	11.18.2019	Badlar Private + 3.50%	Quaterly	-	-	379,176

Class 23	12.27.2017	553,125	12.27.2019	TM20 (*) + 3.20%	Quaterly	-	-	1,154,212

Class 24	12.27.2017	546,500	12.27.2020	Badlar Private +	Quaterly	-	716,780	1,134,054
				4.25%
				UVA +	Quaterly	-	1,761,712	1,793,697
Class 25	11.08.2018	1,642,685	11.08.2020	9.50%

Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25%	Quaterly	-	1,213,012	-

Class 28	12.12.2019	1,967,150	06.12.2020	Badlar Private + 4%	Quaterly	-	2,678,087	-

				Total principal		-	6,369,591	5,066,387
				Interest accrued		-	152,595	114,220

				Total principal and interest accrued		-	6,522,186	5,180,607

Definitions:

BADLAR RATE: it is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

TM20 RATE: it is the single arithmetic mean of interest rates for time deposits for 20 (twenty) million pesos or over, and from 30 to 35 days.

24.	Other non-financial liabilities

	12.31.20	12.31.19	12.31.18

Cash dividends payable (1)	14,500,000	-	-
Miscellaneous creditors	8,866,265	6,499,600	7,020,737
Other collections and withholdings	5,156,155	4,178,848	4,219,341
Short-term personnel benefits	4,912,769	5,586,115	5,288,856
Advances collected	4,535,134	3,548,845	3,463,077
Other taxes payable	865,466	1,599,399	1,624,470
For contract liabilities	400,421	522,449	396,113
Long-term personnel benefits	392,759	402,578	377,712
Social security payment orders pending settlement	99,339	83,638	144,436
Other	5,960	6,494	61,268
TOTAL	39,734,268	22,427,966	22,596,010

(1) See Note 30 to the consolidated financial statements.

25.	Leases

The Bank as lessee

Below is a detail of the amounts related to rights of use of leased assets and lease liabilities in force as of December 31, 2020 and 2019:

Rights of use under leases

The changes in this item for fiscal year 2020 are included in Exhibit F, while the changes for fiscal year 2019 are disclosed in Note 15 – Property and equipment.

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	12.31.20	12.31.19

Up to 1 year	156,607	12,565	169,172	106,942

From 1 to 5 years	1,798,702	156,101	1,954,803	1,670,331

More than 5 years	814,011	2,772	816,783	1,641,964

			2,940,758	3,419,237

Interest and exchange rate difference recognized in profit or loss

	12.31.20	12.31.19

Other operating expenses
Interest on lease liabilities (Note 38)	(372,235)	(432,008)

Exchange rate difference
Exchange loss from finance lease	(867,071)	(1,343,591)

Other expenses
Leases (Note 36)	(1,876,117)	(1,334,943)

26.	Share Capital

Share capital information is disclosed in Note 30 to the consolidated financial statements.

27.	Interest income

	12.31.20	12.31.19

Interest on government securities	33,663,865	49,098,038
Interest on credit card loans	18,707,357	28,656,180
Interest on overdrafts	10,815,736	13,839,748
Interest on instruments	10,182,777	15,051,005
Interest on consumer loans	9,562,611	12,301,110
Acquisition Value Unit (UVA) clause adjustment	8,737,677	14,183,827
Interest on other loans	7,137,963	4,429,749
Premiums on reverse repurchase transactions	4,956,430	2,462,919
Stabilization Coefficient (CER) clause adjustment	2,546,829	108,472
Interest on loans to the financial sector	2,485,650	4,622,206
Interest on loans for the prefinancing and financing of exports	1,429,432	4,295,451
Interest on mortgage loans	1,381,596	1,890,592
Interest on pledge loans	609,733	623,895
Interest on finance leases	437,036	767,996
Interest on corporate bonds	23,115	14,594
Other	433,328	10,897
TOTAL	113,111,135	152,356,679

28.	Interest expenses

	12.31.20	12.31.19

Time deposits	32,820,473	52,705,418
Checking accounts deposits	2,436,512	3,414,630
Other liabilities from financial transactions	1,807,481	4,895,125
Acquisition Value Unit (UVA) clause adjustments	1,011,135	2,096,368
Savings accounts deposits	263,650	335,153
Interfinancial loans received	85,211	99,063
Premiums on reverse repurchase transactions	-	3,598
Other	91,319	48,153
TOTAL	38,515,781	63,597,508

29.	Commission income

	12.31.20	12.31.19

Linked to liabilities	12,013,206	15,625,680
From credit cards	12,244,726	9,870,793
From insurance	1,437,672	1,545,159
From foreign trade and foreign currency transactions	1,312,183	1,474,105
Linked to loans	583,167	642,733
Linked to securities	321,586	166,561
From guarantees granted	3,821	2,727
TOTAL	27,916,361	29,327,758

30.	Commission expenses

	12.31.20	12.31.19

For credit and debit cards	13,502,971	14,221,343
For payment of salaries	1,202,072	1,656,929
For digital sales services	457,020	857,824
For foreign trade transactions	278,455	485,530
For promotions	87,594	108,908
Linked to transactions with securities	4,530	4,000
Other commission expenses	765,740	1,406,060
TOTAL	16,298,382	18,740,594

31.	Net income / (loss) from financial instruments carried at fair value through profit or loss

	12.31.20	12.31.19

Income from government securities	3,656,829	6,159,511
Income from foreign currency forward transactions	3,061,714	2,169,298
Income from private securities	1,654,349	3,528,984
Income from call options taken - Prisma Medios de Pago S.A.	497,000	932,562
Income from corporate bonds	80,340	71,803
Income/(loss) from interest rate swaps	73,223	(754,714)
Income from call options taken	13,697	-
Income/(loss) from put options taken	(10)	-
Other	(2,649)	(182)
TOTAL	9,034,493	12,107,262

32.	Net (loss) from writing-down assets carried at amortized cost and at fair value through other comprehensive income

	12.31.20	12.31.19

(Loss) from sale of government securities	(2,308,809)	(80,791)
(Loss) from sale of private securities	(1,049)	(1,560)
TOTAL	(2,309,858)	(82,351)

33.	Foreign exchange and gold gains (losses)

	12.31.20	12.31.19

Income from purchase-sale of foreign currency	6,048,423	15,016,074
Conversion of foreign currency assets and liabilities into pesos	201,079	(299,351)
TOTAL	6,249,502	14,716,723

34.	Other operating income

	12.31.20	12.31.19

Adjustments and interest on miscellaneous receivables	1,882,344	1,729,851
Rental of safe deposit boxes	1,122,188	961,725
Loans recovered	944,766	867,785
Allowances reversed	649,499	88,735
Debit and credit card commissions	266,805	1,000,888
Punitive interest	97,185	282,221
Income from sale of non-current assets held for sale	-	5,202,018
Other operating income	1,417,429	7,516,213
TOTAL	6,380,216	17,649,436

35.	Personnel benefits

	12.31.20	12.31.19

Salaries	12,596,267	13,140,400
Social security withholdings and collections	3,476,800	3,861,843
Other short-term personnel benefits	2,778,210	4,028,583
Personnel services	423,836	485,831
Personnel compensation and bonuses	396,492	690,299
Termination personnel benefits (Exhibit J)	82,785	4,106
Other long-term personnel benefits	99,910	161,733
TOTAL	19,854,300	22,372,795

36.	Administrative expenses

	12.31.20	12.31.19

Taxes	4,429,655	4,375,880
Maintenance and repair costs	2,207,346	2,021,179
Armored transportation services	2,205,072	3,447,761
Rent (Note 25)	1,876,117	1,334,943
Administrative expenses	1,539,890	1,686,999
Electricity and communications	1,018,262	962,765
Other fees	834,209	875,077
Security services	768,112	658,966
Advertising	705,592	839,113
Insurance	219,808	194,290
Representation and travel expenses	115,997	222,134
Stationery and supplies	67,531	98,179
Fees to Bank Directors and Supervisory Committee	53,736	20,879
Other administrative expenses	2,420,009	2,085,056
TOTAL	18,461,336	18,823,221

37.	Depreciation and amortization

	12.31.20	12.31.19

Depreciation of property and equipment (Exhibit F and Note 15)	3,016,426	4,236,756
Amortization of rights of use of leased real property (Exhibit F and Note 15)	675,192	754,485
Amortization of intangible assets (Exhibit G and Note 16)	306,969	685,616
Depreciation of other assets	36,124	32,941
TOTAL	4,034,711	5,709,798

38.	Other operating expenses

	12.31.20	12.31.19

Turnover tax	7,588,986	10,482,629
Reorganization expenses (Exhibit J)	2,858,723	3,188,547
Other allowances (Exhibit J)	1,534,767	10,328,950
Initial recognition of loans	1,083,642	2,069,216
Contribution to the Deposit Guarantee Fund	694,862	824,667
Interest on lease liabilities (Note 25)	372,235	432,008
Claims	85,793	229,208
Other operating expenses	1,512,750	1,837,174
TOTAL	15,731,758	29,392,399

39.	Related parties

See Note 46 to the consolidated financial statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated financial statements.

41.	Restricted assets

As of December 31, 2020, 2019 and 2018, the Bank has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).
	12.31.2020	12.31.2019	12.31.2018

Argentine Treasury Bond adjusted by CER. Maturity 2023	28,202	-	-
Argentine Treasury Bond adjusted by CER. Maturity 2024	64,500	-	-
Argentine Treasury Bond adjusted by CER. Maturity 2021	-	112,737	166,045
Treasury Bills in pesos. Maturity 07-31-2020	-	147,032	-
Treasury Bills in USD.Maturity 05-10-2019	-	-	117,584
	92,702	259,769	283,629

b)	Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 17,912,149, 8,063,256 and 9,849,546 as of December 31, 2020, 2019 and 2018, respectively (see Note 11).

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.20	12.31.19	12.31.18

Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	85,945,337	146,289,273	158,126,696
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	4,553,788	3,849,897	2,593,250
	90,499,125	150,139,170	160,719,946

Argentine Treasury Bond in pesos at 22% fixed rate due May 21, 2022	14,479,133	-	-

Argentine Treasury Bond in pesos at fixed rate – Due November 2020	-	9,938,556	14,525,947
BCRA Liquidity Bills	89,885,499	45,009,655	42,309,602
TOTAL	194,863,757	205,087,381	217,555,495

42.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	12.31.20	12.31.19	12.31.18

Credit risk	28,521,147	23,636,267	35,546,378
Operational risk	8,758,561	8,347,240	7,090,916
Market risk	242,548	409,409	192,211

Paid-in	89,369,223	65,814,933	71,246,779
Surplus	51,846,967	33,422,017	28,417,274

								EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	12.31.20	12.31.19

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos
Discount Treasury Bill, maturity 01-29-2021	5381	541,977	1	541,977	-	541,977	-	541,977
Treasury Bill, Floating rate, maturity 01-29-2021	5387	373,275	2	373,275	-	373,275	-	373,275
Province of Río Negro Debt Security, Floating rate, maturity 2021	42016	-	2	-	70,391	-	-	-
Subtotal Government Securities - In pesos		915,252		915,252	70,391	915,252	-	915,252

Government Securities - In foreign currency
Argentine Bond in USD STEP UP. Maturity 07-09-2030	5921	71	2	71	-	71	-	71
Treasury Bills in USD. Maturity 10-11-19	5291	-	2	-	226	-	-	-
Subtotal Government Securities - In foreign currency		71		71	226	71	-	71

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-02-2020	13551	-	2	-	5,424,513	-	-	-
Subtotal BCRA Bills		-		-	5,424,513	-	-	-

Private Securities
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	21,691	2	21,691	20,196	21,691	-	21,691
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,189	2	5,189	7,170	5,189	-	5,189
Corporate Bond FCA Financiera Series I adjusted by UVA. Maturity 11-05-20	53823	-	2	-	95,620	-	-	-
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	-	2	-	4,446	-	-	-
Subtotal Private Securities		26,880		26,880	127,432	26,880	-	26,880

Private Securities - In foreign currency
Corporate Bond YPF Class 9 USD	54659	558	2	558	-	558	-	558
Subtotal Private Securities - In foreign currency		558		558	-	558	-	558

TOTAL DEBT SECURITES AT FAIR VALUE THROUGH PROFIT OR LOSS		942,761		942,761	5,622,562	942,761	-	942,761

								EXHIBIT A
								(Continued)
BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

		HOLDING				POSITION
		Fair	Fair	Book	Book	Position with
Account	Identification	value	value	value	value	no options	Options	Final position
			level	12.31.20	12.31.19

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. 22% fixed rate. Maturity May 2022	5496	14,479,133	2	14,479,133	-	14,479,133	-	14,479,133
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	5,697,603	2	5,697,603	-	5,697,603	-	5,697,603
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491	3,425,090	2	3,425,090	-	3,425,090	-	3,425,090
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5495	2,547,895	2	2,547,895	-	2,547,895	-	2,547,895
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5492	1,886,835	2	1,886,835	-	1,886,835	-	1,886,835
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5359	1,828,682	1	1,828,682	-	1,828,682	-	1,828,682
Treasury Bonds adjusted by 2% CER in pesos. Maturity 11-09-2026	5925	524,907	2	524,907	-	524,907	-	524,907
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	5315	62,700	2	62,700	142,429	62,700	-	62,700
Capitalizable Treasury Bills in Pesos. Maturity 07-31-2020	5284	-	1	-	1,261,900	-	-	-
Treasury Bonds in pesos, fixed rate. Maturity November 2020	5330	-	2	-	9,938,556	-	-	-
Capitalizable Treasury Bills in Pesos. Maturity 05-29-20	5341	-	2	-	483,979	-	-	-
Subtotal Government Securities - In pesos		30,452,845		30,452,845	11,826,864	30,452,845	-	30,452,845

Government Securities - In foreign currency
USD-Linked Treasury Bills. Maturity 12-04-19	5333	-	2	-	9,735,308	-	-	-
Treasury Bills in USD. Maturity 08-30-19	5283	-	1	-	263,437	-	-	-
Subtotal Government Securities - In foreign currency		-		-	9,998,745	-	-	-

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-19-2021	13672	27,443,612	2	27,443,612	-	27,443,612	-	27,443,612
BCRA Liquidity Bills in pesos. Maturity 01-05-2021	13668	13,419,486	2	13,419,486	-	13,419,486	-	13,419,486
BCRA Liquidity Bills in pesos. Maturity 01-12-2021	13670	11,839,764	2	11,839,764	-	11,839,764	-	11,839,764
BCRA Liquidity Bills in pesos. Maturity 01-21-2021	13673	9,776,875	2	9,776,875	-	9,776,875	-	9,776,875
BCRA Liquidity Bills in pesos. Maturity 01-26-2021	13674	9,726,864	2	9,726,864	-	9,726,864	-	9,726,864
BCRA Liquidity Bills in pesos. Maturity 01-07-2021	13669	5,946,345	2	5,946,345	-	5,946,345	-	5,946,345
BCRA Liquidity Bills in pesos. Maturity 01-14-2021	13671	5,908,395	2	5,908,395	-	5,908,395	-	5,908,395
BCRA Liquidity Bills in pesos. Maturity 01-28-2021	13675	5,824,158	2	5,824,158	-	5,824,158	-	5,824,158
BCRA Liquidity Bills in pesos. Maturity 01-07-2020	13554	-	2	-	24,631,869	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-08-2020	13555	-	2	-	14,953,273	-	-	-
Subtotal BCRA Bills		89,885,499		89,885,499	39,585,142	89,885,499	-	89,885,499

Private Securities - In pesos
Corporate Bond PAN AMERICAN ENERGY, S.L. ARGENTINE BRANCH	54816	261,000	2	261,000	-	261,000	-	261,000
Subtotal Private Securities - In Pesos		261,000		261,000	-	261,000	-	261,000

Private Securities - In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XVIII	54266	-	2	-	95,503	-	-	-
Subtotal Private Securities		-		-	95,503	-	-	-

Subtotal Measured at Fair Value through OCI		120,599,344		120,599,344	61,506,254	120,599,344	-	120,599,344

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		83		83	113	83	-	83

TOTAL OTHER DEBT SECURITIES		120,599,427		120,599,427	61,506,367	120,599,427	-	120,599,427

EQUITY INSTRUMENTS

Local:
Private Securities - In pesos
Prisma Medios de Pago S.A. (1)		3,664,960	3	3,664,960	2,566,602	-	3,664,960	3,664,960
BYMA- Bolsas y Mercados Argentina share		154,000	1	154,000	109,422	154,000	-	154,000
Mercado de Valores de Bs. As. Share		136,274	1	136,274	85,577	136,274	-	136,274
Other		226	2	226	314	226	-	226
Foreign:
Private Securities - In foreign currency
Other		28,273	2	28,273	36,946	28,273	-	28,273
TOTAL EQUITY INSTRUMENTS		3,983,733		3,983,733	2,798,861	318,773	3,664,960	3,983,733

(1) The shareholding in Prisma Medios de Pago S.A. has call options taken over the total position (See note 9 to these Consolidated Financial Statements).

			EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

		12.31.20	12.31.19

COMMERCIAL PORTFOLIO

Normal performance		95,093,411	98,619,659
	Preferred collaterals and counter-guarantees "A"	1,043,628	373,515
	Preferred collaterals and counter-guarantees "B"	356,160	860,947
	No preferred collaterals and counter-guarantees	93,693,623	97,385,197

With special follow-up		236,092	2,649
Under observation		236,092	2,649
	Preferred collaterals and counter-guarantees "B"	764	1,681
	No preferred collaterals and counter-guarantees	235,328	968

Troubled		1,877,256	1,264,964
	No preferred collaterals and counter-guarantees	1,877,256	1,264,964

With high risk of insolvency		78	372,384
	Preferred collaterals and counter-guarantees "B"	-	218,081
	No preferred collaterals and counter-guarantees	78	154,303

Uncollectible		328,497	3,823,176
	Preferred collaterals and counter-guarantees "A"	9,926	13,513
	Preferred collaterals and counter-guarantees "B"	160,599	14,270
	No preferred collaterals and counter-guarantees	157,972	3,795,393

TOTAL		97,535,334	104,082,832

			EXHIBIT B
			(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL
PERFORMANCE AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

		12.31.20	12.31.19

CONSUMER AND HOUSING PORTFOLIO

Normal performance		186,179,607	158,024,273
	Preferred collaterals and counter-guarantees "A"	59,045	63,407
	Preferred collaterals and counter-guarantees "B"	19,336,642	19,830,749
	No preferred collaterals and counter-guarantees	166,783,920	138,130,117

Low risk		247,892	2,826,269
	Preferred collaterals and counter-guarantees "A"	-	1,289
	Preferred collaterals and counter-guarantees "B"	22,014	199,714
	No preferred collaterals and counter-guarantees	225,878	2,625,266

Low risk - with special follow-up		66,418	-
	No preferred collaterals and counter-guarantees	66,418	-

Medium risk		939,519	2,341,663
	Preferred collaterals and counter-guarantees "B"	12,501	49,478
	No preferred collaterals and counter-guarantees	927,018	2,292,185

High risk		645,270	1,839,144
	Preferred collaterals and counter-guarantees "A"	-	731
	Preferred collaterals and counter-guarantees "B"	32,865	54,467
	No preferred collaterals and counter-guarantees	612,405	1,783,946

Uncollectible		257,560	146,375
	Preferred collaterals and counter-guarantees "A"	13	-
	Preferred collaterals and counter-guarantees "B"	49,854	14,752
	No preferred collaterals and counter-guarantees	207,693	131,623

TOTAL		188,336,266	165,177,724

TOTAL GENERAL		285,871,600	269,260,556

					EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 21, 2020 AND 2019
(stated in thousands of pesos)

	12.31.20			12.31.19
			% over		% over
Number of customers	Debt balance		total portfolio	Debt balance	total portfolio

10 largest customers	36,733,236	0	12.85%	30,649,896	11.38%
50 following largest customers	33,921,166	0	11.87%	34,108,517	12.67%
100 following largest customers	15,219,519	0	5.32%	16,828,599	6.25%
All other customers	199,997,679	1	69.96%	187,673,544	69.70%
		1

TOTAL	285,871,600		100.00%	269,260,556	100.00%

								EXHIBIT D
BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2020
(stated in thousands of pesos) (1)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ITEM	due	month	months	months	months	months	24	TOTAL
							months

Non-financial government sector	-	511	-	-	-	-	-	511
BCRA	-	6,005	-	-	-	-	-	6,005
Financial sector	-	2,335,555	907,677	568,483	1,364,416	2,630,173	66,578	7,872,882
Non-financial private sector
and residents abroad	2,168,260	138,586,921	29,396,524	26,935,479	28,693,355	27,976,067	42,163,893	295,920,499

TOTAL	2,168,260	140,928,992	30,304,201	27,503,962	30,057,771	30,606,240	42,230,471	303,799,897

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

												EXHIBIT E
BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

								Información sobre el emisor
Item		Shares							Data of latest financial statements
Identification	Description		Face	Votes				Principal	Fiscal	Capital	Equity	Income / (loss)
		Class	value	per	Number	AMOUNT		business	period/year			for the
			per unit	share		12.31.20	12.31.19		end date			period / year
	FINANCIAL INSTITUTIONS

	Subsidiaries
	Local:

30682419578	Volkswagen Financial Services Cía. Financiera S.A.	Common	1$	1	457,470	1,393,261	1,383,130	Financing	12.31.2020	897,000	2,731,884	3,231
30707847367	PSA Finance Arg. Cía. Financiera S.A.	Common	1000$	1	26,089	776,248	782,901	Financing	12.31.2020	52,178	1,552,495	(3,142)
		Subtotal Subsidiaries				2,169,509	2,166,031
	Associates and Joint Ventures
	Local:

33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	756,969	895,378	Financing	12.31.2020	60,000	1,892,429	(81,101)

		Subtotal Associates and Joint Ventures				756,969	895,378

		Total in Financial Institutions				2,926,478	3,061,409

	IN SUPPLEMENTARY SERVICE COMPANIES

	Subsidiaries
	Local:

30663323926	Consolidar Administradora de Fondos de Jubilaciones							Brokerage
	y Pensiones S.A.(under liquidation proceedings)	Common	1$	1	35,426	27,232	41,810	Retirement and Pension Funds	12.31.2020	115,739	50,532	(27,053)
30548590163	BBVA Asset Management Argentina S.A. Sociedad
	Gerente de Fondos Comunes de Inversión	Common	1$	1	242,524	1,440,189	1,245,103	Mutual Fund Manager	12.31.2020	242,524	1,440,189	195,086
		Subtotal Subsidiaries				1,467,421	1,286,913
	Associates and Joint Ventures
	Local:
								Electronic and IT services for
30690783521	Interbanking S.A	Common	1$	1	150	165,422	154,732	financial markets	12.31.2019	1,346	2,221,280	1,231,058
		Subtotal Associates and Joint Ventures				165,422	154,732
		Total in Supplementary Services Companies				1,632,843	1,441,645

	IN OTHER COMPANIES

	Associates and Joint Ventures
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,302	445,378	360,236	Insurance	12.31.2020	10,652	3,644,661	923,634
30716829436	Play Digital S.A.	Common	1,1341$	1	155,651	74,397	-	Electronic Payment Services	12.31.2020	1,197,221	572,247	(796,797)
		Subtotal Associates and Joint Ventures				519,775	360,236

		Total in Other Companies				519,775	360,236

		TOTAL INVESTMENTS IN
		OTHER COMPANIES				5,079,096	4,863,290

													EXHIBIT F

PROPERTY AND EQUIPMENT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos)

									Depreciation
	Original	Total
ITEM	value	estimated	Transfer											Residual value
	at the beginning	useful life			Additions			Derecognitions	Accumulated	Transfer	Derecognition	For the year	At year-end	as of 12.31.20
	of the year	in years							as of 12.31.19

Property and equipment	0				0	0	0	0

Real estate	27,406,248	50	3,396		115,643			1,955,258	3,435,794	(356)	1,817,980	607,629	2,225,087	23,344,942

Furniture and facilities	9,000,048	10	-		360,821			1,340,101	3,771,938	-	1,477,379	821,558	3,116,117	4,904,651

Machinery and equipment	6,290,110	5	-		1,119,932			3,011,959	3,701,514	-	3,011,959	1,570,353	2,259,908	2,138,175

Vehicles	221,693	5	-		20,278			95,604	176,319	-	95,604	16,886	97,601	48,766

Right of use of leased property	3,931,680		-	0	406,462			289,513	754,485	-	26,763	675,192	1,402,914	2,645,715

Constructions in progress	437,722		-		295,844			86,660	-	-	-	-	-	646,906

Total Property and Equipment	47,287,501		3,396		2,318,980			6,779,095	11,840,050	(356)	6,429,685	3,691,618	9,101,627	33,729,155

INVESTMENT PROPERTY
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos)

ITEM						Depreciation
	Original	Total
	value	estimated	Transfer							Residual value
	at the beginning	useful life		Additions	Derecognitions	Accumulated	Derecognition	For the year	At year-end	as of 12.31.20
	of the year	in years				as of 12.31.19

Leased property	1,872,082	50	(3,396)	-	131	81,061	131	31,893	113,179	1,755,376

Other investment property	151,828	10	-	-	-	13,649	-	3,287	16,936	134,892

Total Investment Property	2,023,910		(3,396)	-	131	94,710	131	35,180	130,115	1,890,268

EXHIBIT G

INTANGIBLE ASSETS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
(stated in thousands of pesos)

ITEM					Amortización
	Original	Total
	value	estimated							Residual value
	at the beginning	useful life	Additions	Derecognitions	Accumulated	Derecognition	For the year	At year-end	as of 12.31.20
	of the year	in years			as of 12.31.19

Licenses - Software	2,358,852	5	801,695	1,048,297	1,298,520	1,046,197	306,969	559,292	1,552,958

Total Intangible Assets	2,358,852		801,695	1,048,297	1,298,520	1,046,197	306,969	559,292	1,552,958

				EXHIBIT H

DEPOSITS CONCENTRATION
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

	12.31.20		12.31.19
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	45,394,638	9.53%	14,805,699	3.71%

50 following largest customers	40,204,538	8.44%	22,809,668	5.71%

100 following largest customers	25,454,908	5.34%	18,061,412	4.52%

All other customers	365,456,244	76.69%	343,775,503	86.06%

TOTAL	476,510,328	100.00%	399,452,282	100.00%

							EXHIBIT I

	Terms remaining to maturity

	1	3	6	12	24	more than
ITEMS	month	months	months	months	months	24	TOTAL
						months

Deposits	431,923,988	23,707,889	28,128,454	478,837	20,630	-	484,259,798
Non-financial government sector	5,544,671	84,547	16,299	-	-	-	5,645,517
Financial sector	1,117,681	-	-	-	-	-	1,117,681
Non-financial private sector and residents abroad	425,261,636	23,623,342	28,112,155	478,837	20,630	-	477,496,600
Derivative instruments	188,694	-	-	-	-	-	188,694
Other financial liabilities	35,676,706	287,501	350,277	552,938	922,329	3,403,945	41,193,696
Financing received from the BCRA and other financial institutions	3,414,359	-	1,693,048	-	-	-	5,107,407

TOTAL	471,203,747	23,995,390	30,171,779	1,031,775	942,959	3,403,945	530,749,595

(1) These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

							EXHIBIT J

PROVISIONS
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year					Monetary gain (loss) generated by provisions	Balances
		Increases		Reversals	Uses		as of 12.31.20

INCLUDED IN LIABILITIES

- Provisions for contingent commitments	1,233,260	504,062	(1)(5)	-	-	(372,728)	1,364,594

- For administrative, disciplinary and criminal penalties	6,807	-		-	-	(1,807)	5,000

- Provisions for reorganization	2,690,285	2,858,723	(4)	646,586	2,328,094	(545,166)	2,029,162

- Provisions for termination plans	87,462	82,785	(2)	-	-	(28,301)	141,946

- Other	10,497,584	1,053,242	(3)	-	730,328	(2,945,055)	7,875,443

TOTAL PROVISIONS	14,515,398	4,498,812		646,586	3,058,422	(3,893,057)	11,416,145

(1)	Set up in compliance with the provisions of Communication "A" 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private health care plans.
(3)	Set up to cover for potential contingencies not considered in other ccounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	See Note 27 to the Consolidated Financial Statements.
(5)	It includes an increase of 22,537 for exchange differences in foreign currency provisions for contingent commitments.

							EXHIBIT K
CAPITAL STRUCTURE
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

SHARES				SHARE CAPITAL
				Issued
Class	Number	Face Value per share	Votes per share	Outstanding	Treasury	Pending issuance or distribution	Paid-in

COMMON	612,710,079	1	1	612,615	-	95	612,710	(1)

(1) Registered with the Public Register of Commerce.

						EXHIBIT L

BALANCES IN FOREIGN CURRENCY
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

ACCOUNTS	TOTAL AS OF	AS OF 12.31.20 (per currency)				TOTAL AS OF

ASSETS	12.31.20	Dollar	Euro	Real	Other	12.31.19

Cash and deposits in banks	114,942,555	110,138,745	4,568,050	33,778	201,982	119,332,130
Debt securities at fair value through profit or loss	629	629	-	-	-	226
Other financial assets	2,209,332	2,203,539	5,793	-	-	366,168
Loans and other financing	27,928,286	27,928,211	-	-	75	46,696,681
Non-financial government sector	17	17	-	-	-	191
BCRA	-	-	-	-	-	-
Other financial institutions	413,392	413,392	-	-	-	666,812
Non-financial private sector and residents abroad	27,514,877	27,514,802	-	-	75	46,029,678
Other debt securities	-	-	-	-	-	10,093,293
Financial assets pledged as collateral	4,716,624	4,716,624	-	-	-	3,095,610
Investments in equity instruments	28,273	28,273	-	-	-	36,946

TOTAL ASSETS	149,825,699	145,016,021	4,573,843	33,778	202,057	179,621,054

LIABILITIES

Deposits	137,441,746	134,734,047	2,707,699	-	-	159,598,906
Non-financial government sector	2,311,577	2,311,577	-	-	-	1,983,367
Financial sector	50,899	50,098	801	-	-	56,554
Non-financial private sector and residents abroad	135,079,270	132,372,372	2,706,898	-	-	157,558,985
Liabilities at fair value through profit or loss	-	-	-	-	-	612,112
Other financial liabilities	10,376,410	9,958,693	380,566	-	37,151	10,460,907
Financing received from the BCRA and other financial institutions	2,260,739	2,260,739	-	-	-	4,153,052
Other non-financial liabilities	992,480	954,381	21,282	-	16,817	1,589,355

TOTAL LIABILITIES	151,071,375	147,907,860	3,109,547	-	53,968	176,414,332

										EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2020 AND 2019 (1)
(stated in thousands of pesos)

	Situation
		With	Troubled/		With high risk			Uncollectible
Item	Normal	special	Mid		of insolvency/		Uncollectible	for technical	TOTAL
		follow-up/	risk		High risk			reasons
		low risk
			Not due	Past due	Not due	Past due			12.31.20	12.31.19

1. Loans and other financing	5,410,401	-	-	-	-	-	-	-	5,410,401	5,336,219

- Overdrafts	14,061	-	-	-	-	-	-	-	14,061	384
No preferred guarantees or counter guarantess	14,061	-	-	-	-	-	-	-	14,061	384

- Mortgage and pledge loans	136	-	-	-	-	-	-	-	136	214
With preferred guarantees and counter guarantees "B"	136	-	-	-	-	-	-	-	136	214

- Consumer loans	1,982	-	-	-	-	-	-	-	1,982	2,222
No preferred guarantees or counter guarantess	1,982	-	-	-	-	-	-	-	1,982	2,222

- Credit cards	28,519	-	-	-	-	-	-	-	28,519	27,453
No preferred guarantees or counter guarantess	28,519	-	-	-	-	-	-	-	28,519	27,453

- Other	5,365,703	-	-	-	-	-	-	-	5,365,703	5,305,947
No preferred guarantees or counter guarantess	5,365,703	-	-	-	-	-	-	-	5,365,703	5,305,947

2. Debt securities	5,189	-	-	-	-	-	-	-	5,189	11,616

3. Contingent commitments	3,693,109	-	-	-	-	-	-	-	3,693,109	987,504

TOTAL	9,108,699	-	-	-	-	-	-	-	9,108,699	6,335,339
ALLOWANCES	54,156	-	-	-	-	-	-	-	54,156	53,478

(1) Definite relation pursuant to applicable BCRA rules and regulations.

								EXHIBIT O

DERIVATIVES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Type of Contract	Purpose	Underlying	Type of	Scope of	Weighted average	Residual	Weighted average	Amount
	of the	asset	settlement	negotiation or	term	weighted average	term of Differences
	transactions			counterparty	originally agreed	term	Settlement

REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	7	55,340,224

	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	2	1	1	59,800,575

FUTURES	Financial transactions own account	Foreign Currency	Daily differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	2	1	60	912,610

FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	1	82	119,086,621

OPTIONS	Financial transactions own account	Private Securities	With delivery of underlying asset	OTC - Residents abroad	34	11	-	1,182,000

						EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in banks
Cash	62,232,897	-	-	-	-	-
Financial institutions and correspondents	89,624,292	-	-	-	-	-
Debt securities at fair value through profit or loss	-	-	942,761	541,977	400,784	-
Derivative instruments	-	-	3,877,749	-	2,695,749	1,182,000
Repo transactions
Argentine Central Bank (BCRA)	49,187,908	-	-	-	-	-
Other financial assets	8,656,568	-	-	-	-	-
Loans and other financing
Non-financial government sector	511	-	-	-	-	-
BCRA	6,005	-	-	-	-	-
Other financial institutions	6,684,328	-	-	-	-	-
Non-financial private sector and residents abroad	273,343,160	-	-	-	-	-
Overdrafts	17,411,178	-	-	-	-	-
Instruments	34,808,976	-	-	-	-	-
Mortgage loans	16,745,745	-	-	-	-	-
Pledge loans	2,622,053	-	-	-	-	-
Consumer loans	28,046,074	-	-	-	-	-
Credit cards	114,535,142	-	-	-	-	-
Finance leases	1,637,113	-	-	-	-	-
Other	57,536,879	-	-	-	-	-
Other debt securities	83	120,599,344	-	1,828,682	118,770,662	-
Financial assets pledged as collateral	10,972,183	6,939,966	-	118,495	6,821,471	-
Investments in equity instruments	-	28,499	3,955,234	290,274	28,499	3,664,960
TOTAL FINANCIAL ASSETS	500,707,935	127,567,809	8,775,744	2,779,428	128,717,165	4,846,960

						EXHIBIT P
						(continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Accounts	Amortized Cost	FV through OCI	FV through profit or loss	Fair value hierarchy
			Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	5,628,415	-	-	-	-	-
Financial sector	1,117,681	-	-	-	-	-
Non-financial private sector and residents abroad
Checking accounts	112,595,093	-	-	-	-	-
Savings accounts	205,964,458	-	-	-	-	-
Time deposits and investments	118,050,475	-	-	-	-	-
Other	33,154,206	-	-	-	-	-
Derivative instruments	-	-	188,694	-	188,694	-
Repo transactions
Other financial liabilities	38,526,358	-	-	-	-	-
Financing received from the BCRA and other financial institutions	5,092,906	-	-	-	-	-
TOTAL FINANCIAL LIABILITIES	520,129,592	-	188,694	-	188,694	-

EXHIBIT Q
BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Items	Income / (Expense)
Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	3,656,829
Income from pivate securities	1,654,349
Income from derivative instruments
Forward transactions	3,061,714
Interest rate swaps	73,223
Put options	510,392
Income from other financial assets	80,340
Due to measurement of financial liabilities at fair value through profit or loss
Income from derivative instruments
Put options	295
Income/(loss) from other financial liabilities	(2,649)
TOTAL	9,034,493

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income / (Expense)
Interest income
Cash and deposits in banks	433,328
Loans and other financing	74,034,397
To the financial sector	2,485,650
To the non-financial private sector
Overdrafts	10,815,736
Instruments	10,182,777
Mortgage loans	1,381,596
Pledge loans	609,733
Consumer loans	9,562,611
Credit cards	18,707,357
Finance leases	437,036
Other	19,851,901
Repo transactions	4,956,430
Argentine Central Bank (BCRA)	4,924,950
Other financial institutions	31,480
TOTAL	79,424,155

Interest expense
Deposits	(36,623,089)
Checking accounts	(2,436,512)
Savings accounts	(263,650)
Term deposits and investments	(33,904,573)
Other	(18,354)
Financing received from the BCRA and other financial institutions	(85,211)
Other financial liabilities	(376,814)
Corporate bonds issued	(1,430,667)
TOTAL	(38,515,781)

		EXHIBIT Q
		(continued)
BREAKDOWN OF PROFIT OR LOSS
AS OF DECEMBER 31, 2020
(stated in thousands of pesos)

Interest and adjustments due to application of effective interest rate of financia assets at fair value through OCI	Income for the year	OCI
Private debt securities	23,115	(22,175)
Government debt securities	33,663,865	(3,275,661)
TOTAL	33,686,980	(3,297,836)

Commission income	Income for the year
Linked to obligations	12,013,206
Linked to loans	583,167
Linked to loan commitments and financial guarantees	3,821
Linked to securities	321,586
Linked to cards	12,244,726
Linked to insurance	1,437,672
Linked to foreign trade and exchange transactions	1,312,183
TOTAL	27,916,361

Commission expenses	Income/(expense) for the year
Linked to transactions with securities	(4,530)
Linked to foreign trade and exchange transactions	(278,455)
Other	(16,015,397)
TOTAL	(16,298,382)

						EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES
AS OF DECEMBER 31, 2020 AND 2019
(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances	ECL for the			Monetarty gain	Balances
	as of 12.31.19	following	FI with significant	FI with credit	(loss)	as of 12.31.20
		12 months	increase of	impairment	generated by
			credit risk		allowances

Other financial assets	279,113	30,275	-	29,419	(81,560)	257,247

Loans and other financing	15,290,751	1,550,960	2,489,942	(2,311,181)	(4,214,435)	12,806,037
Other financial institutions	194,238	390,102	93,617	10,711	(81,523)	607,145
Non-financial private sector and residents abroad	15,096,513	1,160,858	2,396,325	(2,321,892)	(4,132,912)	12,198,892
Overdrafts	884,852	7,001	907,602	718,324	(600,450)	1,917,329
Instruments	1,246,248	283,220	(269,550)	(46,928)	(255,883)	957,107
Mortgage loans	192,942	(22,933)	57,825	8,738	(64,527)	172,045
Pledge loans	42,466	30,718	(13,195)	17,610	(13,470)	64,129
Consumer loans	1,841,876	156,848	43,250	(362,276)	(409,554)	1,270,144
Credit card loans	4,615,702	742,360	1,481,310	(314,006)	(1,188,363)	5,337,003
Finance leases	172,685	(2,808)	(22,437)	(67,576)	(27,713)	52,151
Other	6,099,742	(33,548)	211,520	(2,275,778)	(1,572,952)	2,428,984

Other debt securities	931	(719)	-	-	(39)	173

Contingent commitments	1,233,260	484,405	40,029	(20,372)	(372,728)	1,364,594

TOTAL ALLOWANCES	16,804,055	2,064,921	2,529,971	(2,302,134)	(4,668,762)	14,428,051

PROJECT FOR THE DISTRIBUTION OF EARNINGS
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020
(stated in thousands of pesos)

RETAINED EARNINGS (1)	26,296,206

To Legal Reserve	-

SUBTOTAL 1	26,296,206

Other Comprehensive Income	(442,203)

SUBTOTAL 2	25,854,003

DISTRIBUTABLE BALANCE (2) (3)	25,854,003

To cash dividends	-

To unappropriated retained earnings	-

(1) It includes Optional Reserve for future distributions of earnings in the amount of 55,727,558.

(2) Pursuant to Section 3 - Verification of Liquidity and Solvency and Section 4 - Additional Margins of Capital
of revised Text on Distribution of Earnings.

(3) The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2020 until the next Annual and Extraordinary Shareholders' Meeting.
The distribution of earnings is contingent upon the appoval of the Annual and Extraordinary Shareholders' Meeting.
Prior approval of the BCRA is required (Note 48 to the Consolidated Financial Statements).
This project for the distribution of earnings may vary in accordance with the aforementioned authorizations.

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

To the President and Directors of
Banco BBVA Argentina S.A.
Registered office: Av. Córdoba 111
City of Buenos Aires
Taxpayer identification number (CUIT) 30-50000319-3

Report on the financial statements

We have audited the accompanying separate financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the separate statement of financial position as of December 31, 2020, the separate statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2019 are an integral part of the referred separate financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors' and Management's responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying separate financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying separate financial statements, is based on the International Financial Reporting Standards ("IFRS"), as approved by the International Accounting Standards Board ("IASB"), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in the referred note 2. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of separate financial statements free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audit. We conducted our audit in accordance with the auditing standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Banco BBVA Argentina S.A. as of December 31 2020, as well as the results of its operations, changes in equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such separate financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the following information disclosed in the accompanying separate financial statements:

a)	as explained in note 2 to the accompanying separate financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework. Such financial reporting framework differs from IFRS as regards the following aspects:

i. as stated in note 2.a), pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2020 and December 31, 2019 would have been reduced by $ 4,428,158 thousand and $ 4,915,950 thousand, respectively. In addition , the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181- deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA,

ii. as explained in note 2.b), by reason of the partial sale of the shareholding in Prisma Medios de Pago S.A., the remaining stake booked under "Investments in equity instruments" and measured at fair value through profit or loss on the basis of a valuation report prepared by an independent appraiser, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criteria applied purports to a deviation from IFRS 9 concerning the measurement of equity instruments at fair value,

iii. as explained in note 2.c), the financial statements were prepared in accordance with the provisions of Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by $ 5,447,079 thousand and $ 7,415,681 thousand as of December 31, 2020 and 2019, respectively, and

iv. as explained in note 2.d), by means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date. This treatment implies a departure from the application of IFRS. Had the IFRS been applied, the effect would not have been material.

b)	as explained in note 5 to the accompanying consolidated financial statements, and in accordance with Communications “A” 6778 and 6651 issued by the BCRA, since January 1, 2020, the Bank has adopted changes in its accounting policies derived from the implementation of IFRS 9 for the impairment recognition of its financial assets excluding debt instruments of the non-financial government sector and IAS 29 for the presentation of financial statements expressed in terms of the closing measuring unit. Such changes apply retroactively to January 1, 2019 as set forth by the BCRA, which implies changes to the financial statements as of December 31, 2019 and December 31, 2018 presented for comparison purposes, which are described in such note.

Information required by other legal and regulatory standards

In compliance with applicable provisions, we hereby report that:

a)	the accompanying separate financial statements are pending transcription to the Financial Statements for Reporting Purposes book, and arise from the financial records which are also pending transcription to the Daily Ledger, taking into account the circumstances described in

Note 2 to the accompanying separate financial statements;

b)	as of December 31, 2020, the Entity complies with the minimum shareholders’ equity and cash contra-account required by the Argentine Securities Commission (CNV) for settlement and clearing agents, as indicated in Note 2 to the accompanying separate financial statements;
c)	as of December 31, 2020 and according to our accounting records, accrued liabilities in respect of taxes and contributions owing to the Argentine Integrated Retirement and Pensions System amounted to $ 440,566,874, there being no due and payable debts as of such date; and
d)	in accordance with the requirements of Article 21, paragraph e, Section VI, Chapter III, Title II of the CNV's rules (NT 2013), we hereby report that:
–	the ratio of total professional audit services rendered by our firm, involving the preparation of reports on financial statements and other special reports or attest reports on accounting or financial information, and invoiced to the Entity, to the total comprehensive amount invoiced to the Entity, including such audit services, for fiscal year ended December 31, 2020, is 98%;
–	the ratio of total professional audit services invoiced to the Entity to total professional audit services invoiced to the Entity and its subsidiaries and affiliates is 74%, and
–	the ratio of total professional audit services invoiced to the Entity to the total comprehensive amount invoiced to the Entity and its subsidiaries and affiliates, including audit services, is 73%.

City of Buenos Aires, March 9, 2021

KPMG

Mauricio G. Eidelstein

Partner

SUPERVISORY COMMITTEE'S REPORT

To the Shareholders of

BANCO BBVA ARGENTINA S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

In our capacity as members of the Supervisory Committee of BANCO BBVA ARGENTINA S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General and Extraordinary Shareholders’ Meeting held on April 24, 2020, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the letter to the shareholders and the consolidated statement of financial position as of December 31, 2020, the related consolidated statements of income, other comprehensive income, changes in shareholders' equity and cash flows for the year then ended, and certain exhibits and notes thereto, as well as the separate financial statements, which include the separate statement of financial position as of December 31, 2020, the statements of income, other comprehensive income, changes in shareholders' equity and cash flows, and certain Exhibits and notes thereto.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO REVIEW

i.	Letter to shareholders for the fiscal year ended December 31, 2020.
ii.	Financial statements for the fiscal year ended on December 31, 2020, presented on a comparative basis.
iii.	Consolidated Statement of Financial Position.
iv.	Consolidated Statement of Income.
v.	Consolidated Statement of Other Comprehensive Income
vi.	Consolidated Statement of Changes in Shareholders' Equity.
vii.	Consolidated Statement of Cash Flows.
viii.	Notes.
ix.	Exhibits.
x.	Separate Statement of Financial Position.
xi.	Separate Statement of Income.
xii.	Separate Statement of Other Comprehensive Income.
xiii.	Separate Statement of Changes in Shareholders' Equity.
xiv.	Separate Statement of Cash Flows.
xv.	Notes.
xvi.	Exhibits.

II.	SCOPE OF OUR REVIEW

We performed our review in accordance with the terms of Argentine Companies Law No. 19550, as amended, and to the extent deemed pertinent, in accordance with the provisions of Technical Pronouncement No. 37 issued by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that we review the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we verify the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the compliance of such decisions with the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our review of the documents detailed in paragraph I, we have examined the work performed by the external auditors KPMG, who issued their auditor report on March 9, 2021 including an unqualified opinion and an emphasis matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

Our work embraced planning our review, defining the nature, scope and timing of the procedures applied, and reviewing the conclusions of the audit performed by such auditors.

An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity's existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

III.	EMPHASIS MATTER

i.	Without altering our opinion, we call attention to the following aspects: As explained in Note 2 a) to the accompanying consolidated financial statements and Note 2 to the separate financial statements, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2020 and December 31, 2019 would have been reduced by $ 4,428,158 thousand and $ 4,915,950 thousand, respectively. In addition, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.
ii.	as explained in note 2.b) to the consolidated financial statements and the separate financial statements, by reason of the partial sale of the shareholding in Prisma Medios de Pago S.A., the remaining stake booked under "Investments in equity instruments" and measured at fair value through profit or loss on the basis of a valuation report prepared by an independent appraiser, net of the valuation adjustment mandated by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criteria applied purports to a deviation from IFRS 9 concerning the measurement of equity instruments at fair value.
iii.	as explained in note 2.c) to the consolidated financial statements and the separate financial statements, the financial statements were prepared in accordance with the provisions of Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by $ 5,447,079 thousand and $ 7,415,681 thousand as of December 31, 2020 and 2019, respectively, and
iv.	as explained in note 2.d) to the consolidated financial statements and the separate financial statements, by means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date. This treatment implies a departure from IFRS. Had the IFRS been applied, the effect would not have been material.
v.	as explained in note 5 to the consolidated financial statements and the separate financial statements, and in accordance with Communications “A” 6778 and 6651 issued by the BCRA, since January 1, 2020, the Bank has adopted changes in its accounting policies derived from the implementation of IFRS 9 for the impairment recognition of its financial assets excluding debt instruments of the non-financial government sector and IAS 29 for the presentation of financial statements expressed in terms of the closing measuring unit. Such changes apply retroactively to January 1, 2019 as set forth by the BCRA, which implies changes to the financial statements as of December 31, 2019 and December 31, 2018 presented for comparison purposes, which are described in such note.

IV       OPINION

We have reviewed the Entity's financial statements as of December 31, 2020 which, in our opinion, the accompanying financial statements fairly present, in all material aspects, the financial position of Banco BBVA Argentina S.A. as of December 31, 2020, as well as their profits and losses, changes in shareholders' equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to such financial statements. As far as the matters within our competence are concerned, we have no observation to make about the Board of Directors' Letter to the Shareholders referred to in paragraph I, i), with the forward-looking statements contained therein being the exclusive responsibility of the Entity's Board.

INFORMATION REQUIRED BY APPLICABLE PROVISIONS.

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity's financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards. Furthermore, the financial statements are pending transcription to the Financial Statements for Reporting Purposes book, and arise from the financial records which are also pending transcription to the Daily Ledger, taking into account the circumstances described in Note 58 to the accompanying consolidated financial statements and in Note 2 to the separate financial statements. We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending to Board of Directors' meetings.

We have also reviewed the compliance with performance bonds required of directors and the same are compliant with the provisions of General Resolution No. 7/2015 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, March 9, 2021

ALEJANDRO MOSQUERA
LAWYER
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2020

(Consolidated, stated in thousands of pesos)

These consolidated condensed interim financial statements for the fiscal year ended December 31, 2020 are prepared pursuant to the financial reporting framework established by the BCRA pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders' equity as of December 31, 2020 and December 31, 2019 would have been reduced by 4,430,212 and 4,915,950, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication "A" 6938—which term was subsequently extended by Communication “A” 7181 dated December 17, 2020— deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2022 for Group "C" institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication "A" 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of December 31, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,079, 7,415,681 and 4,622,749 as of December 31, 2020, 2019 and 2018, respectively.

d)	Registration of exchanged debt securities of the government sector

By means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date (Note 6.1.). According to the IFRS, these instruments should be accounted for at fair value, recognizing in profit or loss the difference with the carrying value of the instruments delivered. Had the IFRS been applied, the effect would not have been material.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of December 31, 2020 and 2019.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of December 31, 2020, the Entity's total assets, liabilities and shareholders' equity amounted to 688,970,393; 584,213,350; and 104,757,043; respectively.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.7 million active customers as of December 31, 2020. That network includes 247 branches providing services to the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 888 ATMs, 857 self-service terminals, 15 in-company banks, two points of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,019 employees, including 99 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees as of the end of the month, including structural, cojunctural and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 279,518,977 as of December 31, 2020, reflecting a 5.14% increase as compared to the previous year.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, credit cards have experienced the most remarkable increase, having increased by 16.74% compared with the previous year.

BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.49% at year-end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 1.40%, with a coverage level (total allowances/irregular performance) of 311.95% as of December 31, 2020.

The exposure for securities as of December 31, 2020 totaled $ 170,734,555, including repos.

In terms of liabilities, customers’ resources totaled $ 478,223,264, with a 19.49% increase over the last twelve months.

BBVA Argentina S.A. consolidated market share in private deposits reached 7.10% at year-end, based on BCRA’s daily information (principal balance as of the last day of each quarter).

Information not Covered by the Audit Report on the Consolidated Financial Statements.

Breakdown of changes in the main income/loss items

BBVA Argentina S.A. recorded an accumulated profit of 12,032,115 as of December 31, 2020, representing a return on average shareholders' equity of 11.57%, a return on average assets of 1.85%, and a return on average liabilities of 2.20%.

Accumulated net interest income totaled 77,856,724, down by 14.14% compared to December 2019. Such increase was mainly driven by lower interest on government securities and interest on credit card loans, offset by the decrease in interest expenses of time deposits.

Accumulated net commission income totaled 12,239,947 accounting for a 9.93% increase compared to December 2019. The decrease in net commission income is mainly due to lower income from transactions, commissions linked to obligations (deposits), credit cards and foreign trade and exchange transactions, offset by lower commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 39,138,572, down by 6.21% vis-a-vis December 2019, due to the lower activity recorded during the year.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

Outlook

BBVA Argentina has managed to remain solid amidst the prevailing uncertain environment. The potential rebound of the local economy is still subject to the impact of the global health crisis, and contingent upon the resolution of domestic conflicts concerning the fiscal deficit financing, the agreement the Argentine government will manage to reach with the International Monetary Fund, and the outcome of the legislative elections to be held in 2021.

The Bank continues to actively monitor its businesses, financial position, and results of operations, and believes it is competitively positioned to face these challenges. BBVA Argentina boasts low funding costs, a strong capital and liquidity position, and an optimal portfolio quality vis-a-vis the financial system.

BBVA Argentina has displayed strong adaptability; on the one hand, by quickly incorporating all Covid-19-related measures to its offering and; on the other hand, by making them available to customers through several channels, thus delivering an efficient service during the pandemic. All this has been possible thanks to the investment the Bank has made in digitization in recent years across all services rendered, both to retail and corporate customers, through digital channels.

As of December 2020, the share of digital customers rose to 72%, up from 67% the previous year, while the share of mobile customers increased from 54% in 2019 to 60% in 2020.

The Bank will seek to maintain its robustness for as long as the volatile environment that prevailed in 2020 remains in place. To such end, the Bank primarily relies on transactional funding and on its strong organic generation of capital.

As concerns responsible banking, and as part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

Information not Covered by the Audit Report on the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos)

	12.31.20	12.31.19	12.31.18

Total Assets	688,970,393	614,814,426	758,018,537

Total Liabilities	584,213,350	511,543,138	666,612,216

Shareholders' Equity	102,618,873	101,123,726	91,343,262

Minority Interest	2,138,170	2,147,562	63,059

Total Liabilities + Shareholders' Equity +
Minority Interest	688,970,393	614,814,426	758,018,537

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos)

	12.31.20	12.31.19

Net interest income	77,856,724	90,677,142

Net commission income	12,239,947	11,134,270

Net income from measurement of financial instruments at fair value through profit or loss	9,347,690	12,573,727
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(2,309,858)	(82,351)
Foreign currency quotation differences	6,227,725	14,699,877
Other operating income	6,277,589	17,612,729
Loan loss provision	(9,929,873)	(18,400,987)

Net operating income	99,709,944	128,214,407

Personnel benefits	(20,318,947)	(22,676,178)
Administrative expenses	(18,819,625)	(19,051,874)
Asset depreciation and impairment	(4,065,981)	(5,728,534)
Other operating expenses	(16,420,500)	(29,921,670)

Operating income	40,084,891	50,836,151

Income/(loss) from associates and joint ventures	272,881	(28,879)

Loss from net monetary position	(19,696,415)	(21,116,283)

Income before income tax from continuing activities	20,661,357	29,690,989

Income tax from continuing activities	(8,629,242)	(9,982,872)

Net income from continuing activities	12,032,115	19,708,117

Net income for the year	12,032,115	19,708,117

CONSOLIDATED CASH FLOW STRUCTURE
COMPARATIVE WITH PREVIOUS FISCAL YEARS
(stated in thousands of pesos)

	12.31.20	12.31.19

Net cash (used in)/generated by operating activities	(13,511,106)	60,636,338

Net cash used in investing activities	(2,377,352)	(155,830)

Net cash used in financing activities	(7,105,867)	(4,675,197)

Effect of exchange rate changes	10,467,407	20,877,737

Gain/loss on net monetary position of cash and cash equivalents	(48,097,492)	(71,504,906)

Total cash (used) / generated during the year	(60,624,410)	5,178,142

COMPARATIVE STATISTICAL DATA
WITH PREVIOUS FISCAL YEARS
(Variation of balances over the same period of the previous fiscal year)

12.31.20 / 19

Total loans	5.14%

Total deposits	19.49%

Income/(loss)	-38.95%

Shareholders' Equity	1.44%

	COMPARATIVE RATIOS
	WITH PREVIOUS FISCAL YEARS

	12.31.20	12.31.19

Solvency (a)	17.93%	20.19%

Liquidity (b)	32.00%	54.56%

Tied-up capital (c)	36.04%	37.82%

Indebtedness (d)	5.58	4.95

(a) Shareholders’ Equity/Liabilities (includes non.-controlling interests)

(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.

(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.

(d) Total liabilities (includes non-controlling interests)/Shareholders’ Equity.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)	Significant changes to the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. The capital stock resulting from the merger amounts to $ 612,710,079 and is comprised by an equal number of common book-entry shares with a nominal value of $1 and entitled to one (1) vote each.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Superintendence of Corporations (IGJ).

2.	Classification of balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” to BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	225,889,957	25,553,475	68,243	27,922,813	84,489

TOTAL	225,889,957	25,553,475	68,243	27,922,813	84,489

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and liabilities
Deposits	118,085,755	3,382,089	97,730,216	139,132,656	119,892,548
Other liabilities (1)	10,747,172	-	73,900,405	1,690,912	8,176,918

TOTAL	128,832,927	3,382,089	171,630,621	140,823,568	128,069,466

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

See Note 45. Subsidiaries and Note 46. Related Parties to the Consolidated Financial Statements of BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

See Note 46. Related Parties to the Consolidated Financial Statements of BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property and equipment, and other assets, used as limits for their respective accounting valuations.

In determining “recoverable values,” the net realization value for the status and condition of property and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value

Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	11,500,181	62,232,907
Building, machines, IT equipment, furniture, fixtures, signals, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	42,478,527	36,142,640
Motor vehicles	All kinds of risks and third-party insurance	68,712	57,381

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

See Note 15. Income Tax to the Consolidated Financial Statements of BBVA Argentina S.A.

b)	Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Unpaid cumulative dividends on preferred shares.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

See Note 48. Restrictions on the payment of dividends to the Consolidated Financial Statements of BBVA Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	May 24, 2021	By:	/s/ Ernesto R. Gallardo Jimenez
			Name:	Ernesto R. Gallardo Jimenez
			Title:	Chief Financial Officer